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03029212

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ABSA Group Limited

*CURRENT ADDRESS


PROCESSED

**FORMER NAME

AUG 18 2003

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 45709 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT: 8/12/03

Absa Group Limited
Annual report 2003


ABSA

RSA
RSA




Best company to work for


Property24

SOLD





Most loved financial services brand









ABSA

CONTENTS

ABSA IN 2002 . . .

✓ ***The best company to work for in South Africa*** (Deloitte & Touche Human Capital Corporation – October 2002)

✓ ***Most loved financial services brand in South Africa*** (Markinor-Sunday Times Top Brands survey – October 2002)

✓ ***Best customer care*** (Banking Adjudicator's Award – November 2002)

✓ ***One of the best IT employers in the world*** (Computerworld's special report 2002)

✓ ***Most caring financial services company in South Africa*** (Corporate Care Check – October 2002)

✓ ***Absa Corporate and Merchant Bank – Most progressive company in South Africa*** (Association of Black Securities and Investment Professionals – November 2002)

✓ ***The most cost-effective centralised computing facility of its kind in the world*** (Gartner International – April 2002)

✓ ***Best call centre in South Africa*** (Call Centre Networking Group Awards – May 2002)

✓ ***absa.co.za one of the top five sites in South Africa*** (Nielsen NetRatings – May 2002)

✓ ***Highly rated annual report*** (placed first in the finance, insurance and property category (Chartered Institute of Secretaries and Administrators of Southern Africa – October 2002) and the second best amongst South Africa's top 100 companies by market capitalisation (Ernst & Young – March 2003))

Best company to work for in 2002

This is an abridged version of Absa Group Limited's 2003 annual report. It conforms to legal and regulatory requirements. The detailed annual report will be accessible on Absa's website **www.absa.co.za** in due course and can also be ordered in either hard copy or as an electronic pdf file. Please write to Investor Relations, Absa Group Limited, PO Box 7735, Johannesburg 2000 or send an e-mail to **ingridl@absa.co.za** to order.

WEBSITE: www.absa.co.za

Information regarding the Absa Group's services, financial performance, latest news releases and share price is available under "About Absa" on www.absa.co.za.

The Absa Group's intent is to create value for all its stakeholders

Shareholders

- Return on average equity (RoE) ***increased to*** 21,4%
- Headline earnings per share ***growth of*** 81,4%
- Dividends per share ***growth of*** 25,0%

Customers

- ***High service levels*** which were reaffirmed by the Banking Adjudicator's Award for the ***best customer care***

Employees

- Absa's dedicated effort to develop and nurture human capital was rewarded with the ***Human Capital Corporation's Award for the best company to work for*** in 2002

Community

- In pursuit of our mission of being partners in growing South Africa's prosperity, Absa contributed ***R35,9 million*** in corporate social investment in 2002/3

Government and regulators

- Taxes paid to government ***increased by*** 82,5%

Vision

To be a customer-focused financial services group in targeted market segments

Purpose

To be partners in growing South Africa's prosperity . . .

Mission

. . . by being the leading financial services group serving all our stakeholders

Growing South Africa's prosperity



"Pick a trophy" – M Bornmann

Absa supports artists between the ages 21 and 35 by sponsoring the Absa L'Atelier art competition. This is the longest running art competition in the country and has the highest prize money.



The Absa Foundation helps people to earn an income through job creation projects. The emphasis is on initiatives with groups operating at the survivalist level. Targeted groups include the unemployed, women, the youth and the disabled.


TDK
RSA
TDK
RSA

The Absa Series athletics sponsorship showcases outstanding South African sportsmen and women and is a springboard for emerging talent.

year ended 31 March

	2003	2002	% change	2001
Balance sheet (Rm)				
Total assets	**269 064**	247 300	8,8	196 514
Total advances	**199 297**	183 860	8,4	156 396
Advances growth (%)	**8,4**	17,6		8,0
Income statement (Rm)				
Headline earnings	**3 441**	1 888	82,3	2 446
Headline earnings	**3 441**	2 872*	19,8	2 315*
Attributable income	**3 391**	1 686	101,1	2 442
Financial performance (%)				
Return on average equity	**21,4**	12,9		19,1
Return on average assets, excluding acceptances	**1,35**	0,86		1,32
Operating performance (%)				
Net interest margin on average assets	**3,45**	3,82		4,25
Net interest margin on average interest-bearing assets	**3,80**	4,11		4,48
Charge for bad and doubtful advances	**1,02**	2,38		1,09
Non-performing advances to total advances	**5,1**	5,2		4,4
Non-interest income as a % of operating income	**50,8**	47,9		45,0
Cost-to-income ratio	**60,0**	60,3		62,3
Share statistics (cents per share)				
Headline earnings	**528,1**	291,1	81,4	377,2
Headline earnings	**528,1**	442,8*	19,3	357,0*
Earnings	**520,5**	260,0	100,2	376,5
Dividends	**145,0**	116,0	25,0	116,0
Dividend cover (times)	**3,6**	2,5		3,3
Net asset value	**2 589**	2 354	10,0	2 138
Capital adequacy (%)				
Absa Bank	**11,5**	10,2		10,7
Absa Group	**12,5**	11,2		12,4
Employees				
Permanent staff complement	**32 356**	35 283		36 700

**The F2002 and F2001 figures exclude the impact of UniFer (pro forma).*


Headline earnings per share
Cents
550
440
330
220
110
0
304,5
314,0
377,2
357,0
442,8
291,1
528,1
1999
2000
2001
2002
2003

● Absa Group
Absa pro forma


Dividends per share
Cents
150
120
90
60
30
0
96,5
96,5
116,0
116,0
145,0
1999
2000
2001
2002
2003

● Absa Group


Return on average equity
%
24,0
20,0
16,0
12,0
8,0
4,0
0,0
18,0
17,1
19,1
18,1
19,3
12,9
21,4
1999
2000
2001
2002
2003

● Absa Group
Absa pro forma


SANLAM AND ASSOCIATES (22,78%)
FINANCIAL SECURITIES LIMITED (9,42%)
PUBLIC INVESTMENT COMMISSIONER (8,46%)
MINES PENSION FUNDS (6,20%)
SAGE (4,36%)
RMB ASSET MANAGEMENT (3,89%)
OLD MUTUAL ASSET MANAGERS (3,20%)
OTHER (41,69%)

Absa Group Limited*

Absa Bank Limited (100%)

SEGMENT-FOCUSED BUSINESS UNITS

Personal Banking

Absa Private Bank
Personal Financial Services
Retail Banking Services
Flexi Banking Services

Commercial Banking

Business Banking Services

Wholesale Banking

Absa Corporate and Merchant Bank
- Absa Bank London
- Absa Bank Singapore
- Absa Asia Limited (Hong Kong)
- Bankhaus Wölbern & Co (Hamburg)

ASSET-BASED AND PRODUCT BUSINESS UNITS

Absa Home Loans
Absa Vehicle and Asset Finance (Bankfin)
Absa Card

OTHER

Delivery Channel Services
Real Estate Asset Management

ABSA FINANCIAL SERVICES LIMITED

Absa Life Limited
Absa Insurance Company Limited
Absa Brokers (Proprietary) Limited
Absa Trust Limited
Absa Fund Managers Limited
Absa Consultants and Actuaries (Proprietary) Limited
Absa Health Care Consultants (Proprietary) Limited
Absa Investment Management Services (Proprietary) Limited

SUBSIDIARIES

Banking

Banco Austral Sarl (Mozambique) (80%)
MLS Bank Limited (100%)
National Bank of Commerce Limited (Tanzania) (55%)
PSG Investment Bank Holdings Limited (100%)

Financial Services

Absa Syndicate Investment Holdings Limited (United Kingdom)
Absa Manx Insurance Company Limited
Amalgamated Finance Limited
Absa Stockbrokers (Proprietary) Limited (100%)
Abvest Holdings Limited (60%)

Other

Absa Development Company Holdings (Proprietary) Limited
AllPay Consolidated Investment Holdings (Proprietary) Limited
Libertas Consolidated Holdings Limited
Absa Finance Company (Proprietary) Limited (trading as Cutfin)

ASSOCIATED COMPANIES AND OTHER INTERESTS

Banking

Capricorn Investment Holdings Limited (Namibia) (36,3%) (Previously Bank Windhoek Holdings Limited)
Commercial Bank of Zimbabwe Limited (Zimbabwe) (25,9%)
Ford Credit South Africa (Proprietary) Limited (50,0%)
Meeg Bank Holding Company Limited (28,7%)
Unitrans Finance (Proprietary) Limited (35,0%)

Financial Services

Sage Group Limited (15,5%)**

Other

Global Access Telecommunications Services (SA) (Proprietary) Limited (55,0%)
Jigsaw Holdings Limited (33,4%)
Property24 (Proprietary) Limited (50,0%)

* This structure includes events that occurred after 31 March 2003.
** Absa intends to participate in the Sage rights issue, which will increase its interest to approximately 21,8%.

Our strength as a South African financial services group provided both a springboard to success and a shield against the impact of the global economic slowdown

Headline earnings for the year ended 31 March 2003 increased by 82,3% to

R3 441 *million*

I am pleased to report on a rewarding year for Absa Group Limited, which has been beneficial to all its stakeholders. Shareholders in particular benefited from sound growth in earnings in a trading environment that was challenging for our customers, mostly because of high interest rates.

Despite trying operating conditions, this earnings growth is substantially attributable to the decision some three years ago to implement a business model that would intensify the focus on the needs of the Group's customers. This repositioning was instrumental in the fine performance in the 2003 financial year and elicited wide-ranging external recognition, including being named "the best company to work for in South Africa" by the Deloitte & Touche Human Capital Corporation in October 2002.

Because the bulk of Absa's customers use the Group's domestic offerings, our strength as a South African financial services group provided both a springboard to success and a shield against the impact of the global economic slowdown. Also largely free from the losses at UniFer, the Group's microlending subsidiary that tarnished the 2001/2002 results, we were able to thrive in competitive local operating conditions.

Headline earnings for the year ended 31 March 2003 increased by 82,3% to R3 441 million (528,1 cents per share), compared with R1 888 million (291,1 cents per share) for the previous financial year. This high growth is based on the lower earnings posted in the previous year, when UniFer's losses had a substantial effect on earnings. The results signal the Group's complete recovery in that headline earnings (excluding the impact of UniFer) increased by 19,8% from the R2 872 million that was reported to shareholders as the sustainable earnings base of the Group in the previous year.

Return on average shareholders' funds increased from 12,9% (19,3% excluding UniFer) to 21,4%. A final dividend of 85,0 cents per share has been declared. This brings the total dividend for the year to 145,0 cents per share and represents an increase of 25,0% on the dividend of the previous year.

Despite the dominance of weak economies and underperforming equity markets in the international financial scene and the large-scale convergence of banks in South Africa, the stability of the local financial services industry remained mostly intact. The health of the sector, essential to the growth of the domestic economy, benefited from a stable macroeconomic climate, continuing political stability, the commitment of legislators and regulators to financial best practice and the high quality of risk management in the major financial services groups.

Banking operations continued to generate excellent progress for the third successive year

Banking operations continued to generate excellent progress for the third successive year. Personal banking shone to produce 27,0% earnings growth. Absa's performance also mirrors its strength – being a dominant player in middle market personal banking. Commercial and wholesale banking performed admirably and continued to strengthen their positions in the market relative to their major competitors. However, depressed global and domestic financial markets affected the contribution of Absa Financial Services and specifically Absa Life. The contribution from insurance and financial services nevertheless improved by 20,9%, illustrating the sound operational performance of these businesses.

The Group's success in growing its business in a testing economic environment can be credited to a business model that has come into its own. At 5,9 million customers, Absa has the largest banking support base in South Africa and our business is ideally positioned to provide appropriate services and products to customers ranging from large corporates to entry-level individuals. Moving away from the old "one-size-fits-all" approach repositioned and revitalised the Group and enabled us to build on the good performance evident in the "core" 2001/2002 results.

Service excellence

The quality of service banks render to their customers makes the difference in financial services. During the year, our staff continued to embrace this principle and the Group's service levels satisfied our customers to the extent that we were adjudged to deliver "the best customer care" in the Banking Adjudicator's Award in November 2002.

In March 2001, banking customers rated our service quality at only 76,6%, but as our staff's focus and enthusiasm gained momentum, service levels improved. In January 2003, customer satisfaction with branch service levels had climbed to 87,5% and with telephone banking to 86,5%. Internet banking was rated at an 85,9% satisfaction level and automated teller machines (ATMs) at 84,9%. Evidence of the Group's leading role in the e-space is demonstrated by a number of accolades. Our website was named as one of the "top five sites in South Africa" in the Nielsen NetRatings – international standard in May 2002, while the contact centre was rated as "the best call centre in South Africa" in the Call Centre Networking Group Awards in May 2002.

In December 2002, customer satisfaction with branch service levels had climbed to

87,5%


Return on average assets
%
1,5
1,2
0,9
0,6
0,3
0,0
1,23
1,17
1,32
1,26
1,32
0,86
1,35
1999
2000
2001
2002
2003

● Absa Group
○ Absa pro forma

Customer relationship management

Customer relationship management (CRM) is a core area of competitive advantage for banks and other financial services companies. By leveraging Absa's customer base, a transformation was engineered through the pro-active provision of appropriate products and services as well as by enhancing service levels. From a technology-driven focus on CRM, Absa has progressed to a Group-wide focus on customer centricity. Significant advances in customer analytics were facilitated by a "single view of the customer" and a comprehensive understanding of customer needs. The Group's data warehouse has become world-class and forms a solid base for data mining and business intelligence.

Absa's adoption of an integrated channel management model gives our customers the freedom to decide how they transact with us. Customers have the choice and convenience of services offered through physical outlets and by electronic means. This also gives us the opportunity to enhance business relationships, to improve customer retention, to reduce costs and to maximise returns through the optimal use of infrastructure.

During the year, approximately 54 million transactions were done monthly through the various e-channels, namely the contact centre, the Internet and ATMs. The Group remained a leader in Internet banking and its 378 597 customers represent a 38% share of the country's online banking population. Telephone banking also grew strongly to reach 336 161 customers.

Our ability to offer innovative solutions was well illustrated by our being the first bank to enhance mobile banking prepaid top-up facilities for all three cellphone networks and by our designing and launching two mobile banking units that offer both ATM and limited branch facilities.

Efficiencies enhanced

Operating expenses increased by 11,1% following a strong focus on income growth that required investment in intellectual capital, infrastructure development and customer service initiatives. Cost management remains one of the Group's central focus areas and the cost-to-income ratio for the year was reduced from 60,3% to 60,0%. However, if the acquisitions of PSG Investment Bank Holdings Limited and Banco Austral Sarl in Mozambique are excluded, the cost-to-income ratio declined to 59,6% for the year under review.

A number of projects contributed to lowering the Group's cost base. These included a continued reduction in outlets, the centralisation of processing functions, far-reaching reorganisation in Absa Vehicle and Asset Finance (Bankfin), Group-wide optimisation of staff positions and gains from property-related activities.

Optimising the outlet network over recent years has been central to the Group's cost reduction process. However, Absa's strong domestic representation and strength in all personal market segments requires costly delivery structures that differentiate the Group from a number of other South African financial services groups. The rationalisation of staffed outlets from 1 201 in 1998 to 677 in March 2003 has been substantial. The present size of the physical delivery network is optimal.

The average contribution to income per permanent staff member improved by 20,7% from R84 300 to R101 741

Outlets will be opened and closed as customer requirements dictate, but we will press on with the elimination of superfluous expenditure in all areas. An example of such an effort is Project Galaxy. Through this undertaking during 2002/2003, back-office functions were migrated out of branches and into contact centres and centralised processing depots.

A bank depends heavily on staff skills and relationships. As a result, staff costs represent 49,5% of the Group's total expenditure making this an area of ongoing refinement. The Group's present business model and changing delivery to customers were instrumental in enhancing staff productivity.

It is pleasing to note that the average contribution to income per permanent staff member improved by 20,7% from R84 300 to R101 741. This commitment enabled the Group to reduce total staff numbers by 2 927 in the year under review.

Two niche business units in the Group – Absa Vehicle and Asset Finance and MLS Bank Limited (MLS) – entered a transition phase to reposition them closer to Absa, giving further effect to the Group's customer-focused approach and efficiency objectives.

MLS, a wholly owned subsidiary of Absa Group Limited, provides lending and insurance products to medical and dental practitioners and to private hospitals. MLS will continue to do business independently with its loyal clientele under its well-established brand name. Integration will afford it the added advantage of a single entry point and the availability of a wider range of products and services. Relinquishing its banking licence will also reduce costs.

Absa Vehicle and Asset Finance is the country's second largest provider of asset-based finance. Although Bankfin is a well-known brand name, particularly because of its long-standing relationship with Currie Cup rugby, repositioning it under the Absa brand should generate benefits from the Group's powerful brand positioning. The renaming of Bankfin as *Absa Asset Finance* (for asset financing) and *Absa Vehicle Finance* (for vehicles) follows an ongoing and wide-ranging efficiency drive. The programme included the integration of Absa

Income from domestic sources in the year under review represented

95,8%

of total income

Vehicle and Asset Finance's credit and risk management function into the Credit and Risk Management Organisation (CRMO), the inclusion of administration functions into Group Administration and reducing 68 branches into ten processing centres. The Absa Vehicle and Asset Finance sales force was reorganised to align itself with Absa's segment-focused business units. *Accelerate,* a finance application system located on dealer floors to enable significant cost, time and quality efficiencies, was introduced.

Diversification of income streams

By earning 95,8% of its income from domestic sources in the year under review, the Group demonstrated its strong South African roots. This attribute will be nurtured and developed. However, growing income streams in the mature South African market poses a challenge to identify and refine additional income sources.

The Group's personal banking activities are well positioned to benefit from the entry of young blacks into the middle market. Retail Banking Services has been successful in securing its share of this changing middle market through customer acquisition initiatives such as the Silver and Megasave packages.

With new vehicle sales experiencing pressure because of high prices and interest rates, Absa Vehicle and Asset Finance's strength in the used car market enabled it to maintain its market share without sacrificing lending margins. A joint venture, MAN Financial Services, has been established to strengthen the Group's position in the heavy vehicle market.

Further diversification of the Group's income streams is targeted in commercial, corporate and merchant banking and financial services.

One of our focus areas is to improve the Group's share of the business market, while continuing to enjoy leadership positions in the public sector, agribusiness, franchising and new enterprise banking. Initiatives have been instituted to grow in black- and women-owned businesses, the consumables area and tourism. Appropriate structures to serve and understand these markets go hand in hand with enhancing cross selling to those customers that have no other banking relationships with Absa. Offerings to the public sector, agriculture and in commercial property finance are also being enhanced.


Advances
Rbn
100
80
60
40
20
0
2001
2002
2003
76,7
51,7
32,7
85,9
57,0
48,7
93,7
64,0
49,7

- Wholesale advances
- Personal advances
- Commercial advances

Absa Corporate and Merchant Bank (ACMB) was successfully repositioned in 2001/2002 and experienced improved customer interaction and visibility. Winning an award for being "the most progressive company" from the Association of Black Securities and Investment Professionals (ABSIP) offered recognition for initiatives instituted over the past two years.

ACMB's lending activities benefited from good volumes and customer service despite high interest and inflation rates and the effect of a strong rand on the domestic economy. Providing transaction and payment solutions to a number of major corporates widened the customer base and a new business model improved delivery convenience and reach in international banking. ACMB's merchant banking has improved its market position owing to increased activity and improved skills. The treasury team was successful in profitably utilising currency and interest rate volatility. ACMB's appointment as a primary dealer in South African government bonds resulted in improved institutional business flow.

Absa's measured expansion into Africa by acquiring controlling interests in banks with high turnaround potential has been successful

Absa's measured expansion into Africa by acquiring controlling interests in banks with high turnaround potential has been pleasingly successful, particularly in Tanzania. National Bank of Commerce Limited (NBC) is now ranked number one in that country based on a number of performance criteria. The restructuring of the Group's most recent acquisition, Banco Austral Sarl, is proceeding according to plan. Over the longer term, the African footprint will be used to deliver Group products to the personal, commercial and wholesale markets.

I noted the effect of the depressed global and domestic financial markets on the performance of Absa Financial Services (AFS) and specifically Absa Life. The contribution from bancassurance nevertheless improved, illustrating the sound operational performance of the businesses in AFS. The Group's established bancassurance model has successfully targeted banking customers over time. Although enhancing and refining a winning formula is a challenge, we have been able to improve insurance selling rates and cross-selling ratios.

Capital and risk management

The Group is adequately capitalised at 12,5%. Absa bank's capital adequacy level represented 11,5% of risk-weighted assets and primary capital 6,5% of risk-weighted assets. The issue of R1,5 billion of additional Tier II capital in October 2002 bolstered the Bank's capital adequacy ratio by some 100 basis points.

The likely implementation of the new Basel capital accord (Basel II) in 2006 and the impact of AC 133 on capital adequacy are two of the factors that will pose unique challenges to the management of the Group's capital.

Absa has an integrated and effective risk management framework that ensures the creation of a balance between the maximisation of shareholder returns and providing a solid base that meets regulatory requirements as well as growth objectives.

The bank's capital adequacy ratio was boosted by issuing Tier II capital of

R1,5 ***billion***



Headline earnings per staff member
R'000
105
90
75
60
45
30
15
0
1999
2000
2001
2002
2003
56,0
58,0
67,3
68,9
53,2
84,3
101,7

● Absa Group
○ Absa pro forma

Enriching intellectual capital

The "Leading the Absa Way" programme is a major transformation initiative in its second year of implementation. The objective is to leverage leadership as a primary driver for the execution of strategy and sustainable performance in the pursuit of superior customer service. The programme aims to position Absa as an employer of choice and a home for talent. This leadership and culture transformation initiative is driven by 440 trained change leaders.

Employees have assisted the Group in measuring progress towards new economy leadership practices. The results of the first measurement through an external survey on issues like employment equity, the depth of management and the management of performance and non-performance have indicated that Absa has made above average progress.

"Leading the Absa Way" enhances a democratic and empowering culture in which people are equipped to make decisions based on self-organising principles. Leadership and culture transformation workshops started in 2002 and have been attended by close to 14 000 staff members.

UniFer

Losses emanating from bad and doubtful debts at UniFer overshadowed otherwise good results in 2001/2002. In the ensuing 15 months, losses were diligently quantified and measures instituted to recoup debts. Excellent progress was made in collecting outstanding debt. UniFer's rationalisation and integration into Absa is well advanced and divestment from stand-alone businesses is nearly complete.

Early in 2003, the Minister of Finance approved Absa's application in terms of Section 54 of the Banks Act to incorporate Unibank into Absa Bank, enabling the discontinuation of the brand name. Among other corrective measures were the institution of enhanced risk management and administration processes and procedures, improved computer systems and governance structures and a substantial reduction of the historic cost base.

Outlook

In the year under review, Absa has demonstrated the success of its customer-focused approach. The Group will focus on positioning itself for organic growth and will consider acquisitions where opportunities arise. Constantly improving service levels is a precondition to the Group holding its own in a very competitive industry.

High interest rates have a dampening effect on economic growth and the economy is likely to remain under pressure under these circumstances. Judging by March market share figures, the declining trend in year-on-year industry advances growth has stabilised. Absa's performance in retaining and growing several of its market share positions is pleasing. Uncertain economic conditions could have a negative effect on advances growth unless there is some interest rate relief.

The centralisation of credit decision-making has improved the quality of the advances book measured against historical levels and the prospect of an extended high interest rate environment is not expected to result in significant increases in provisions for non-performing loans.

The Group's focus on cost curtailment will continue, with the aim of ensuring a sustainable improvement in the Group's cost-to-income ratio. The three-phased approach will include identifying "quick wins", streamlining processes and optimising infrastructure, and building a cost-conscious culture in the Group.

The centralisation of credit decision-making has improved the quality of the advances book measured against historical levels

Among the initiatives expected to bear fruit in the 2003/2004 financial year are the optimisation of cost structures in specialist functions and business units, a continuation of back-office integration and re-engineering, the refinement of procurement practices, the reduction of accommodation and service delivery costs as well as leveraging further efficiencies from the credit and risk management areas.

Absa, together with other financial services groups, has aligned itself to the changing business environment emanating from the need to make financial services more accessible to previously disadvantaged South Africans. Industry changes envisaged in both the Financial Service Charter and proposed legislation on black economic empowerment nevertheless hold increased political and credit risks. I am confident that leading banks will adapt to the changing operating environment. Nevertheless, it remains essential to ensure that nothing is undertaken that could threaten the stability of the banking system.

Absa will continue to offer financial services to the mass market. To this end, the bank has registered with the Micro Finance Regulatory Council. Holistic financial services solutions are offered to the mass market through the consolidated Unibank and Absa Flexi Banking Services. The Group has also investigated the acquisition of low cost, low volume ATMs to compete in the low-transaction low-volume market. In addition to this, 70% of all new conventional ATM installations will be in the non-metro areas where mass-market customers can benefit most.

The Group's delivery infrastructure is managed in an integrated and co-ordinated way to the benefit of our customers. Efficiencies that will reflect in the Group's overall performance are continuously sought. These include re-evaluating channel usage and development, designing and implementing a modular outlet network, further developing physical channel differentiation and cross-industry administrative co-operation.

Appreciation

On behalf of the Group's executive management, I thank the chairman, Dr Danie Cronjé, and the board for their support and guidance. In a year marked by a testing business climate, Absa was fortunate to have the services of a knowledgeable chairman and an experienced board.

My executive team (Exco) deserves full praise for their leadership and commitment throughout the year. I thank them and all our staff for delivering such excellent results.

I congratulate Rupert Pardoe on his appointment as deputy Group chief executive. His responsibilities have been increased to include the personal banking segment and I am confident that he will excel in the challenges facing him.

It is with regret that I note the resignation of Santie Botha as a Group executive director. She played a meaningful role in Exco and has a number of achievements to her credit – including the successful launching and building of the Absa brand.

The sustained support and loyalty of our customers have enabled the Group to rebound from a troubled 2001/2002 financial year and to emerge as a stronger organisation. I thank them for selecting Absa as their bank.

Working relationships with the legislative and regulatory authorities in our industry are excellent. I appreciate their co-operation and guidance in ensuring the continued health of the financial services sector.

It is essential that initiatives are not undertaken that could threaten the ***stability of the banking system***

E R Bosman

Group chief executive

30 May 2003


Market share – advances
%
35
30
25
20
15
10
5
0
31,6
31,2
25,3
24,7
25,0
22,5
21,2
20,3
Mortgage advances
Instalment finance
Credit cards
Overdrafts and other loans

● March 2002
○ March 2003

The directors recognise the need to conduct the enterprise with integrity and in accordance with generally accepted corporate practices

Introduction

Absa Group Limited (Absa or the Group) is fully committed to the principles of the Code of Corporate Practices and Conduct set out in the King Committee Report on corporate governance (King II). In supporting the code, the directors recognise the need to conduct the enterprise with integrity and in accordance with generally accepted corporate practices.

The directors are of the opinion that, other than in the areas mentioned below, Absa complies with, and has applied, the requirements of King II with regard to the year under review.

King II requirement	Remarks
Board chairman should chair the nomination committee.	Absa has a combined Remuneration and Nomination Committee, chaired by the deputy chairman, who is an independent director. Furthermore, the majority of the committee members, including the Group chairman, are independent directors. Accordingly, the directors are of the opinion that this arrangement is both effective and appropriate.
Fees payable to non-executive directors should be submitted to shareholders in general meeting for approval prior to implementation and payment.	This will be implemented with effect from the 2003 annual general meeting.
Board committees should be subject to regular evaluation by the board to ascertain their performance and effectiveness.	The effectiveness of the Group Audit and Compliance Committee has been evaluated for a number of years. The intention is to implement such an evaluation process in respect of other board-appointed committees in 2004.
A committee of the board should assess the contribution of each individual director.	The Group Remuneration and Nomination Committee conducts an effectiveness evaluation of the Absa board to review its collective performance in meeting its key responsibilities. In addition, this committee annually evaluates the performance of the Group chairman, the Group chief executive and the executive directors. During 2003, non-executive directors will be required to conduct a self-assessment with regard to their own performance. The intention is to implement a formal appraisal process with regard to non-executive director performance in 2004.

The board is of the view that the above areas of non-compliance with King II do not impair the overall effectiveness of the Group's governance process.

Application of the code and approach to corporate governance

All entities in the Absa Group are required to subscribe to the spirit and principles of the code. In addition, the code is applied to all operating entities of the nature and size identified in King II.

Whereas the Absa board reviews overall Group compliance with the code and is the focal point of the Group's corporate governance system, the directors of specific companies in the Group are responsible for ensuring compliance.

The Group facilitates a comprehensive process to review compliance with the code by all relevant entities each year. This includes:

- a full and effective review by the Absa board of all aspects relating to ongoing corporate governance during the year, the inclusion of statements in this regard in the annual report and consideration of the requirements of Regulation 38 (5) of the Banks Act (in terms of which the board is required to report annually to the Registrar of Banks on the extent to which the process of corporate governance implemented by the company successfully achieves the objectives determined by the board); and
- a review of current and emerging trends in corporate governance and the Group's systems of governance and their benchmarking against local and international best practice.

While compliance with the form of governance is important, greater emphasis is placed on ensuring compliance with the substance of governance

In its governance approach, the board believes that, whereas compliance with the *form* of governance is important, greater emphasis is placed on ensuring compliance with the *substance* of governance. The board also seeks to ensure that good governance prevails at all levels in the Group and is an integral part of Absa's operations.

Detailed governance statement

The governance statement set out above is an abridged version of Absa's detailed governance statement. The detailed governance statement is available to shareholders on request.

The Group uses variable remuneration schemes to focus employee behaviour on important business objectives and sustain performance

This report on remuneration and related matters covers issues dealt with by the Group Remuneration and Nomination Committee.

Remuneration philosophy

The purpose of remuneration is to attract, retain and motivate employees. Fixed remuneration is reviewed once a year to ensure that employees who contribute to the success of the Group and who have the potential to sustain performance are remunerated competitively. Remuneration includes all elements of remuneration, including shares or options, guaranteed remuneration, variable remuneration and any other form of benefit or perquisites.

The Group uses variable remuneration schemes to focus employee behaviour on important business objectives and sustain performance. To achieve this goal, the existing variable remuneration schemes are reviewed regularly and adjustments made to improve their efficiency.

The Group intends to increase the variable component of the remuneration bill over the next number of years, while slowing down the growth in the fixed component.

Remuneration is one of the largest cost components in the Group and optimising each rand spent on remuneration remains a core business activity.

Role of the Group Remuneration and Nomination Committee with regard to remuneration matters

The Group Remuneration and Nomination Committee is a sub-committee of the board of directors. Membership consists of a majority of independent non-executive directors, including the committee chairman. The Group chief executive and the executive director responsible for People Management attend meetings *ex officio*.

The Group Remuneration and Nomination Committee is mandated to deal with remuneration in general and approves the salaries of the Group chief executive, executive directors and the next level that reports to them. The committee also considers and recommends to the board the fee structure of the directors and the fees for members of board committees, for onward recommendation to the shareholders.

Executive directors' remuneration

Absa makes use of the services of an independent remuneration consulting company to advise the Group Remuneration and Nomination Committee on the remuneration of the executive directors and top management. These consultants use surveys in respect of the banking industry as well as broader industry to make remuneration comparisons. Total remuneration, variable remuneration and share options are benchmarked against the practices of peer groups. The Group Remuneration and Nomination Committee is satisfied that fair remuneration practices are followed and that there are no unnecessary risks of executives not being remunerated in line with market trends.

Executive directors' guaranteed remuneration

Since its formation, Absa has followed an approach of discretionary remuneration reviews. The sustainable contributions of employees have always been used as the basis for remuneration reviews. (See Table 1.)

TABLE 1: EXECUTIVE DIRECTORS' GUARANTEED REMUNERATION

For the year ended 31 March 2003	Date appointed to the board	Directors' fees (R)	Salaries (R)	Allowance (R)	Retirement fund contributions (R)	Total guaranteed remuneration (R)
Bosman, E R	01/11/97	60 000	2 785 270	26 810	225 194	3 097 274
Du Toit, F J	01/04/01	60 000	1 407 186	8 063	112 870	1 588 119
Pardoe, G R	08/08/02	31 667	1 988 455	5 482	123 696	2 149 300
Total		**151 667**	**6 180 911**	**40 355**	**461 760**	**6 834 693**
31 March 2002						
Bosman, E R	01/11/97	52 000	2 525 247	19 357	201 967	2 798 571
Du Toit, F J	01/04/01	52 000	1 058 541	9 468	83 976	1 203 985
Total		**104 000**	**3 583 788**	**28 825**	**285 943**	**4 002 556**

Executive directors' performance-based remuneration

Absa has an incentive scheme based on EVA® principles that offers short-term incentives to executive directors and senior management, subject to the achievement of predetermined performance levels. A conditional remuneration bonus is also paid to all staff if agreed targets are achieved. The bonuses paid during the review period are set out in table 2.

TABLE 2: EXECUTIVE DIRECTORS' PERFORMANCE BONUSES

	For the year ended 31 March	
Name	**2003 (R)**	2002 (R)
Bosman, E R	**5 693 459**	558 311
Du Toit, F J	**2 851 567**	207 850
Pardoe, G R	**4 679 538**	—
Total	**13 224 564**	766 161

Executive directors' share option grants

Share option allocations to executive directors are considered annually. These allocations are benchmarked against market practices and are aimed at retaining the services of key employees. Except for requirement to be in the employ of the Group on the vesting dates, there are no other preconditions for the allocation of share options. (See Tables 3 and 4.)

TABLE 3: MOVEMENTS DURING THE YEAR ENDED 31 MARCH

Name	Opening balance	Number of share options granted during the year				Shares/ options exercised during the year	Gains on options exercised (R)	Exercise prices (R)	Exercise dates	Balance
		Granted	Price (R)	Date of grant	Expiry date					
2003										
Bosman, E R	634 483	225 000	33,67	7/06/02	7/06/12	52 872	1 190 806	35,97	29/11/02	806 611
Du Toit, F J	228 187	90 000	33,67	7/06/02	7/06/12					318 187
Pardoe, G R	350 000	60 000	33,67	7/06/02	7/06/12					410 000
2002										
Bosman, E R	484 483	150 000	37,43	19/06/01	19/06/11					634 483
Du Toit, F J	178 187	90 000	37,43	19/06/01	19/06/11	20 000 20 000	478 702 484 600	38,21 35,28	19/06/01 08/06/01	228 187

TABLE 4: EXECUTIVE DIRECTORS' SHARES/OPTIONS

Name	Balance as at 31/03/03	Number of shares/options granted			
		Granted	Price (R)	Date of grant	Expiry date
Bosman, E R	806 611				
		75 000	11,05	25/11/94	25/11/04
		*61 611	20,77	30/08/96	30/08/06
		*55 000	30,47	28/08/97	28/08/07
		*100 000	17,85	28/08/98	28/08/08
		100 000	27,68	12/10/99	12/10/09
		40 000	26,53	12/06/00	12/06/10
		150 000	37,43	19/06/01	19/06/11
		225 000	33,67	07/06/02	07/06/12
Du Toit, F J	318 187				
		*31 332	20,77	30/08/96	30/08/06
		*20 342	30,47	28/08/97	28/08/07
		*30 513	17,85	28/08/98	28/08/08
		40 000	27,68	12/10/99	12/10/09
		16 000	26,53	12/06/00	12/06/10
		90 000	37,43	19/06/01	19/06/11
		90 000	33,67	07/06/02	07/06/12
Pardoe, G R	410 000				
		350 000	35,30	17/09/01	07/09/11
		60 000	33,67	07/06/02	07/06/12

**Purchase scheme*

The fringe benefit in respect of low-interest loans with regard to the share scheme amounted to: (See Table 5.)

TABLE 5: EXECUTIVE DIRECTORS' FRINGE BENEFITS IN RESPECT OF LOW-INTEREST LOANS

	Fringe benefit for the year ended 31 March		**Capital value of loan on 31 March**	
	2003 (R)	2002 (R)	**2003 (R)**	2002 (R)
Bosman, E R	705 759	704 743	5 221 534	6 054 086
Du Toit, F J	246 825	250 237	2 037 234	2 037 600
Pardoe, G R	—	—	—	—
Total	**952 584**	954 980	**7 258 768**	8 091 686

Executive directors' service contracts

Except for Mr G R Pardoe, who has a fixed-term contract that will expire on 31 August 2004, no other directors have fixed-term contracts and are subject to short-term notice periods (three months). Executive directors retire from their positions and from the board at the age of 60.

Severance arrangements

In the event of an executive director's service contract being terminated for operational reasons, the following formula applies in respect of the calculation of the severance package: a minimum of two months of the annual remuneration package is payable for up to two completed years of service, plus two weeks of the annual remuneration package for each completed year of service thereafter. The maximum severance compensation payable is limited to an amount equal to six months of the annual remuneration package of the retrenchee. In cases where the benefits calculated under the rules of the Basic Conditions of Employment Act (BCEA) are more beneficial than the above formula, the rules of the BCEA apply. The normal contractual notice in respect of the termination of the employment contract applies and is not included in severance compensation calculations.

Non-executive directors' remuneration

Non-executive directors are remunerated for their membership of the boards of Absa Group Limited, Absa Bank Limited, board-appointed committees and divisional and subsidiary boards. Non-executive directors do not qualify for share options (see Table 6).

TABLE 6: NON-EXECUTIVE DIRECTORS' REMUNERATION

		For the year ended 31 March				
		2003				2002
Name	Note	Absa Group Ltd (R)	Absa subsidiaries (R)	Committee fees (R)	Total (R)	Total (R)
Cronjé, D C		1 579 526	100 000	74 500	1 754 026	1 444 399
Bam, N B		60 000	50 000	—	110 000	88 000
Boyd, L		60 000	50 000	67 025	177 025	132 333
Brink, D C		90 000	115 000	214 492	419 492	302 667
Connellan, B P		60 000	90 000	53 067	203 067	185 667
Du Plessis, A S		60 000	50 000	148 333	258 333	186 000
Griffin, G		60 000	66 083	35 000	161 083	58 000
Jonker, L N		60 000	90 000	—	150 000	132 000
Kruger, P du P		60 000	50 000	117 000	227 000	202 000
Mostert, D F	1	35 000	29 167	24 500	88 667	132 000
Sexwale, T M G		60 000	50 000	—	110 000	88 000
Shill, H L	2	—	—	—	—	57 500
Sonn, F A		60 000	90 000	—	150 000	132 000
Swartz, P E I		60 000	50 000	35 000	145 000	131 000
Van Wyk, T		60 000	66 083	90 000	216 083	177 017
Total		**2 364 526**	**946 333**	**858 917**	**4 169 776**	3 448 583

[1] Resigned on 31 October 2002

[2] Resigned during financial year 2002

Members of board committees and non-executive trustees of retirement fund

Group Audit and Compliance Committee:	A S du Plessis (Chairman), D C Arnold, P du P Kruger, T van Wyk.
Group Risk Committee:	P du P Kruger (Chairman), E R Bosman, D C Cronjé, A S du Plessis, G Griffin, P E I Swartz.
Group Remuneration and Nomination Committee:	D C Brink (Chairman), L Boyd, B P Connellan, D C Cronjé, T van Wyk.
Board Lending Committee:	L Boyd, D C Brink, B P Connellan, D C Cronjé, A S du Plessis.
Group Retirement Fund Trustees:	D C Brink (Chairman), D C Cronjé, T van Wyk.

Financial statements

CONTENTS

RESPONSIBILITY FOR ANNUAL FINANCIAL STATEMENTS

The directors are responsible for the preparation, integrity and objectivity of financial statements that fairly present the state of the affairs of the Company and of the Group at the end of the financial year and the net income and cash flow for the year, and other information contained in this annual report.

To enable the directors to meet these responsibilities:

- the board and management set standards and management implements systems of internal control and accounting and information systems aimed at providing reasonable assurance that assets are safeguarded and the risk of error, fraud or loss is reduced in a cost-effective manner – these controls, contained in established policies and procedures, include the proper delegation of responsibilities and authorities within a clearly defined framework, effective accounting procedures and adequate segregation of duties;
- the Group's internal audit function, which operates independently from operational management and unimpeded, and has unrestricted access to the Group Audit and Compliance Committee, appraises, evaluates and, when necessary, recommends improvements in the systems of internal control and accounting practices, based on audit plans that take cognisance of the relative degrees of risk of each function or aspect of the business; and
- the Group Audit and Compliance Committee, together with the external and internal auditors, play an integral role in matters relating to financial and internal control, accounting policies, reporting and disclosure.

To the best of their knowledge and belief, based on the above, the directors are satisfied that no material breakdown in the operation of the systems of internal control and procedures has occurred during the year under review. The external auditors concur with this statement.

The Group consistently adopts appropriate and recognised accounting policies and these are supported by reasonable and prudent judgements and estimates on a consistent basis.

The annual financial statements have been prepared in accordance with the provisions of the South African Companies Act and the Banks Act and comply in all material respects with South African statements of Generally Accepted Accounting Practice relating to companies and banks.

The directors have no reason to believe that the Group or any subsidiary company within the Group will not be going concerns in the year ahead, based on forecasts and available cash resources. These financial statements have accordingly been prepared on that basis.

It is the responsibility of the independent auditors to report on the financial statements. Their report to the members of the Company is set out on page 25 of this annual report.

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The directors' report and the annual financial statements, which appear on pages 26 to 94, were approved by the board of directors on 30 May 2003 and are signed by:

D C Cronjé
Chairman

E R Bosman
Group chief executive

REPORT OF THE INDEPENDENT AUDITORS

TO THE MEMBERS OF ABSA GROUP LIMITED

We have audited the annual financial statements and Group annual financial statements of Absa Group Limited set out on pages 26 to 94 for the year ended 31 March 2003. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. Our audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and of the Group at 31 March 2003, and the results of their operations and cash flow information for the year then ended, in accordance with the statements of South African Generally Accepted Accounting Practice, and in the manner required by the Companies Act of South Africa.

KPMG Inc.
Chartered Accountants (SA)

Ernst & Young
Chartered Accountants (SA)

Johannesburg

30 May 2003

COMPANY SECRETARY'S CERTIFICATE

TO THE MEMBERS OF ABSA GROUP LIMITED

In accordance with the provisions of the Companies Act, 1973 ("the Act"), I certify that, in respect of the year ended 31 March 2003, the Company has lodged with the Registrar of Companies all returns prescribed by the Act and that all such returns are true, correct and up to date.

W R Somerville
Company secretary

Johannesburg

30 May 2003

NATURE OF ACTIVITIES

Absa Group Limited is the registered controlling company of a number of banks and insurance companies and an investment holding company. The Company directs the planning, control and co-ordination of the activities of the Group, which provides an extensive range of banking and financial services.

GROUP RESULTS

Headline earnings amounted to R3 441 million (2002: R1 888 million, 2001: R2 446 million) and headline earnings per share increased by 81,4% to 528,1 cents (2002: 291,1 cents, 2001: 377,2 cents). Group net income attributable to ordinary shareholders amounted to R3 391 million (2002: R1 686 million, 2001: R2 442 million). Headline earnings were derived from the following activities:

	2003		2002*		2001*	
	Rm	%	Rm	%	Rm	%
Personal banking	**977**	**28,4**	769	26,8	572	24,7
Commercial banking	**1 047**	**30,4**	893	31,1	716	30,9
Wholesale domestic banking	**702**	**20,4**	612	21,3	482	20,8
International banking	**110**	**3,2**	79	2,8	122	5,3
African operations	**91**	**2,6**	59	2,0	27	1,2
Total banking	**2 927**	**85,0**	2 412	84,0	1 919	82,9
Insurance and financial services	**607**	**17,6**	502	17,5	445	19,2
Group investments	**(96)**	**(2,7)**	(42)	(1,5)	(49)	(2,1)
Headline earnings – Absa pro forma	**3 438**	**99,9**	2 872	100,0	2 315	100,0
UniFer	**3**	**0,1**	(984)	—	131	—
Total headline earnings	**3 441**	**100,0**	1 888	100,0	2 446	100,0

**Absa pro forma (excluding the impact of UniFer).*

A general review of the business and operations of major subsidiaries is given in the Group Chief Executive's Review on pages 6 to 14 of this annual report.

SUBSIDIARY AND ASSOCIATED COMPANIES

The interests in subsidiary and associated companies, where considered material in the light of the Group's financial position and results, are set out in Annexure A on page 82 of this annual report.

DIRECTORS' INTERESTS

As at 31 March, the directors' interests in the issued shares of the Company were as follows:

	Beneficial			Non-beneficial		
Direct	**2003**	2002	2001	**2003**	2002	2001
D C Cronjé	**253 942**	253 943	483 942	—	—	—
D C Brink	—	—	—	—	—	—
E R Bosman*	**72 573**	72 573	72 573	—	—	—
L Boyd	**8 062**	8 062	8 062	—	—	—
B P Connellan	—	—	—	—	—	—
A S du Plessis	—	—	—	—	—	—
F J du Toit*	**34 111**	34 111	—	—	—	—
G Griffin	**2 000**	—	—	—	—	—
L N Jonker	—	—	—	—	—	—
P du P Kruger	—	—	—	—	—	—
G R Pardoe*	—	—	—	—	—	—
F A Sonn	—	—	—	—	—	—
P E I Swartz	**2 049**	2 049	2 049	—	—	—
T van Wyk	—	—	—	—	—	—
Total direct	**372 737**	370 738	566 626	—	—	—

	Beneficial			Non-beneficial		
Indirect	**2003**	2002	2001	**2003**	2002	2001
D C Cronjé	—	—	—	—	—	—
D C Brink	**30 900**	30 900	30 900	—	—	—
E R Bosman*	**806 611**	634 483	484 483	—	—	—
L Boyd	—	—	—	—	—	—
B P Connellan	**600**	600	—	—	—	—
A S du Plessis	—	—	—	**4 000**	4 000	4 000
F J du Toit*	**318 187**	228 187	—	—	—	—
G Griffin	—	—	—	—	—	—
L N Jonker	—	—	—	**3 051**	3 051	3 051
P du P Kruger	—	—	—	—	—	—
G R Pardoe*	**410 000**	—	—	—	—	—
F A Sonn	**3 000**	3 000	—	—	—	—
P E I Swartz	—	—	—	**765**	—	—
T van Wyk	—	—	—	—	—	—
Total indirect	**1 569 298**	897 170	515 383	**7 816**	7 051	7 051
Total	**1 942 035**	1 267 908	1 082 009	**7 816**	7 051	7 051

**Executive director.*

There has been no change in the interests of directors since 31 March 2003.

ACQUISITIONS

The following interests have been acquired since the date of the previous directors' report:

Absa Group Limited

- Interest in UniFer Holdings Limited, increased from 61% to 100%.
- Acquired 25% in Wheelsweb (Pty) Limited.
- Acquired a 50% share in Property24 (Pty) Limited.
- Acquired 100% of PSG Investment Bank Holdings Limited (PSG).

DISPOSALS

No significant strategic disposals have been made since the date of the previous directors' report.

SPECIAL RESOLUTIONS

Absa Group Limited

Special resolutions with regard to the following were passed at the annual general meeting of shareholders held on 23 August 2002:

- a general authority to enable the Company to acquire its own shares.

The following special resolutions were passed by subsidiaries:

Absa Securities (Pty) Limited

- Name was changed to Absa Stockbrokers (Pty) Limited.

Aims Direct (Pty) Limited

- Name was changed to Absa Portfolio Managers (Pty) Limited.

Cutfin (Pty) Limited

- Name was changed to Absa Finance Company (Pty) Limited (trading as Cutfin).

AllPay Northern Province (Pty) Limited

- Name was changed to AllPay Limpopo (Pty) Limited.

RD & A Finance Company (Pty) Limited

- Name was changed to MAN Financial Services (SA) (Pty) Limited.

DIRECTORS AND SECRETARY

Details of the directors and secretary of the Company are given on page 98 and that of the Company's principal operating subsidiaries on pages 98 to 101.

Since the date of the previous directors' report:

- Dr D F Mostert resigned as a director on 31 October 2002.
- Messrs G R Pardoe and D C Arnold were appointed as directors on 8 August 2002 and 11 April 2003 respectively. Confirmation of these appointments will be sought at the forthcoming annual general meeting.

In accordance with the Company's Articles of Association, Dr D C Cronjé, Mr F J du Toit, Mr L N Jonker, Dr F A Sonn, Mr P E I Swartz and Mr T van Wyk retire by rotation but, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

INTERESTS OF DIRECTORS AND OFFICERS

During the financial year, no contracts were entered into in which directors and officers of the Company had an interest and which significantly affected the business of the Group. The directors had no interest in any third party or company responsible for managing any of the business activities of the Group. The emoluments and perquisites of executive directors are determined by the Group Remuneration and Nomination Committee. No long-term service contracts exist between executive directors and the Company.

DIRECTORS' EMOLUMENTS

Directors' emoluments in respect of the Company's executive directors are disclosed in note 32.4 to the financial statements.

The earnings and perquisites of the Group chief executive, executive directors' and non-executive directors' together with further information relating to the determination of directors' emoluments, share and option allocations and related matters is contained in the Remuneration Report on page 17.

DIVIDENDS

On 24 May 2002, a dividend of 63 cents per share was declared to shareholders registered on 21 June 2002.

On 18 November 2002, a dividend of 60 cents per share was declared to shareholders registered on 6 December 2002.

On 30 May 2003, a dividend of 85 cents per share was declared to shareholders registered on 20 June 2003.

POST-BALANCE SHEET EVENTS

On 29 May 2003, the shareholders of Sage Group Limited (Sage) approved a recapitalisation proposal in terms of which Sage would be recapitalised to the extent of R350 million. Absa agreed to underwrite the rights offer by an amount of R92,5 million. If the transaction proceeds as envisaged, Absa's shareholding in Sage will increase from 15,5% to 21,8% on or before 7 July 2003.

INSURANCE

The Absa Group is insured against banker's bond, professional indemnity and computer fraud up to R1 billion. The first R15 million (R25 million as from 1 April 2003) of each claim is for Absa's own account.

BALANCE SHEET

at 31 March

	Note	GROUP 2003 Rm	2002 Rm	2001 Rm
ASSETS				
Cash and short-term assets	1	**12 617**	11 688	6 402
Short-term money market assets	2	**11 740**	11 381	10 462
Government and other securities	3	**16 785**	17 624	10 642
Advances	4	**199 297**	183 860	156 396
Other assets	7	**19 481**	13 018	4 441
Investments	8	**3 506**	3 399	2 671
Subsidiary companies	9	**—**	131	—
Associated companies	10	**450**	442	332
Property and equipment	11	**2 613**	2 552	2 562
Goodwill	12	**132**	16	95
Intangible assets	13	**55**	50	69
Deferred taxation	15.1	**223**	445	198
Client liabilities under acceptances		**2 165**	2 694	2 244
Total assets		**269 064**	247 300	196 514
LIABILITIES				
Deposits and current accounts	14	**222 056**	213 766	167 736
Deferred taxation	15.1	**1 451**	1 414	2 002
Taxation	15.5	**327**	740	399
Other liabilities	16	**17 795**	6 434	4 742
Provisions	17	**1 081**	919	907
Insurance funds	18	**1 396**	1 453	1 163
Subordinated debt	19	**5 686**	4 394	2 962
Liabilities to clients under acceptances		**2 165**	2 694	2 244
Total liabilities		**251 957**	231 814	182 155
SHAREHOLDERS' FUNDS				
Share capital	20	**1 303**	1 303	1 297
Share premium		**1 532**	1 532	1 532
Reserves	21	**14 031**	12 500	11 040
Shareholders' funds		**16 866**	15 335	13 869
Minority shareholders' interest	22	**241**	151	490
Total liabilities and shareholders' funds		**269 064**	247 300	196 514
Contingencies	26	**14 275**	16 579	14 198

for the year ended 31 March

		GROUP		
		2003	2002	2001
	Note	**Rm**	Rm	Rm
Interest income	23.2	**30 299**	24 517	22 571
Interest expense	23.3	**(21 467)**	(16 133)	(14 708)
Net interest income		**8 832**	8 384	7 863
Charge for bad and doubtful advances	5	**(1 957)**	(4 042)	(1 643)
Income from lending activities		**6 875**	4 342	6 220
Non-interest income	23.4	**9 127**	7 694	6 421
Operating income		**16 002**	12 036	12 641
Operating expenditure	23.5	**(10 780)**	(9 700)	(8 900)
Indirect taxation	15.3	**(695)**	(649)	(534)
Impairment charge – goodwill	23.7	**(54)**	(144)	—
Net income from operations		**4 473**	1 543	3 207
Share of associated companies' income	10	**92**	100	53
Net income before taxation		**4 565**	1 643	3 260
Taxation	15.2	**(1 104)**	(337)	(717)
Net income after taxation		**3 461**	1 306	2 543
Minority shareholders' interest	22	**(70)**	380	(101)
Net income attributable to shareholders		**3 391**	1 686	2 442
Headline earnings	24.1	**3 441**	1 888	2 446
Headline earnings per share (cents)	24.2	**528**	291	377
Earnings per share (cents)	24.2	**520**	260	377
Dividends per share relating to income for the year (cents)	25	**145**	116	116
Dividends per share paid during the year (cents)	25	**123**	125	103

CASH FLOW STATEMENT

for the year ended 31 March

	Note	GROUP 2003 Rm	2002 Rm	2001 Rm
Cash retained from operating activities				
Cash receipts from customers	37	**39 049**	32 143	28 702
Cash paid to customers, employees and suppliers	38	**(31 334)**	(25 120)	(22 524)
Cash available from operating activities	36	**7 715**	7 023	6 178
Dividends paid	39	**(807)**	(838)	(694)
Net cash inflow from operating activities		**6 908**	6 185	5 484
Net (decrease)/increase in operating funds		**(3 802)**	4	(6 718)
Increase in income-earning funds and other debtors	40	**(21 000)**	(48 018)	(15 397)
Increase in deposits and other creditors and provisions	41	**17 198**	48 022	8 679
Taxation paid	42	**(1 929)**	(1 422)	(872)
Cash (utilised in)/generated from investing activities		**(1 012)**	(1 690)	1 303
Capital expenditure on:				
Freehold property		**(67)**	(49)	(16)
Computer equipment and systems		**(435)**	(301)	(111)
Furniture and other equipment		**(208)**	(313)	(343)
Motor vehicles		**(8)**	(8)	(4)
Intangible assets		**(29)**	(16)	(149)
Proceeds on disposal of:				
Freehold property		**87**	10	60
Computer equipment and systems		**30**	27	65
Furniture and other equipment		**27**	31	—
Motor vehicles		**2**	9	—
Investment in subsidiary companies	43	**(512)**	(217)	1 553
Investment in associated companies		**3**	(14)	(16)
Investment in shares		**(503)**	(1 052)	—
Proceeds on disposal of investments		**582**	186	251
Dividends received from associated companies		**19**	17	13
Cash flows from financing activities		**1 484**	1 606	511
Issue of share capital		**—**	6	11
Redemption of debentures and notes		**(16)**	—	—
Proceeds on issue of debentures and notes		**1 500**	1 600	500
Other movements		**(720)**	603	137
Increase/(decrease) in cash and cash equivalents		**929**	5 286	(155)
Cash and short-term assets at beginning of year		**11 688**	6 402	6 557
Cash and short-term assets at end of year		**12 617**	11 688	6 402

at 31 March

GROUP	Note	Share capital and premium Rm	Translation reserve Rm	Insurance contingency reserve Rm	Unrealised gains on investments Rm	Associated companies' earnings Rm	Distributable reserves Rm	Total Rm
Balance at 31 March 2000		2 818	212	64	177	113	8 581	11 965
Share capital issued		11	—	—	—	—	—	11
Foreign currency translation effects.		—	157	—	—	—	(20)	137
Transfer to insurance contingency reserve		—	—	9	—	—	(9)	—
Changes in value on investments held by short-term insurance company		—	—	—	(18)	—	—	(18)
Share of associated companies' retained earnings	10	—	—	—	—	35	(35)	—
Attributable income		—	—	—	—	—	2 442	2 442
Dividends paid	25	—	—	—	—	—	(668)	(668)
Balance at 31 March 2001		2 829	369	73	159	148	10 291	13 869
Share capital issued		6	—	—	—	—	—	6
Foreign currency translation effects		—	549	—	—	25	—	574
Transfer to insurance contingency reserve		—	—	2	—	—	(2)	—
Changes in value on investments held by short-term insurance company		—	—	—	12	—	(2)	10
Share of associated companies' retained earnings	10	—	—	—	—	71	(71)	—
Attributable income		—	—	—	—	—	1 686	1 686
Dividends paid	25	—	—	—	—	—	(810)	(810)
Balance at 31 March 2002		2 835	918	75	171	244	11 092	15 335
Foreign currency translation effects		—	**(711)**	—	—	**(14)**	—	**(725)**
Transfer to insurance contingency reserve		—	—	**(5)**	—	—	**(29)**	**(34)**
Changes in value on investments held by short-term insurance company		—	—	—	**(300)**	—	—	**(300)**
Share of associated companies' retained earnings	10	—	—	—	—	**65**	**(65)**	—
Attributable income		—	—	—	—	—	**3 391**	**3 391**
Dividends paid	25	—	—	—	—	—	**(801)**	**(801)**
Balance at 31 March 2003		**2 835**	**207**	**70**	**(129)**	**295**	**13 588**	**16 866**

1. PRINCIPAL ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis, except for investments held by insurance subsidiaries and financial instruments held in the trading portfolio, which are carried at fair value. The annual financial statements have been prepared in accordance with South African statements of Generally Accepted Accounting Practice.

The accounting policies adopted and applied are set out below and are, in all material respects, consistent with those of the prior year.

2. BASIS OF CONSOLIDATION

The consolidated annual financial statements include those of the Company, its subsidiaries and associated companies. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of their acquisition or to the date of their disposal. Companies in which the Group can exercise effective control, at either equity or board level, are regarded as subsidiaries.

Entities over which banking subsidiaries have acquired control in the course of lending activities or to protect advances are not consolidated, but are shown as advances.

3. ASSOCIATED COMPANIES

Associated companies are those companies which are not subsidiaries and in which the Group holds an equity investment and exercises a significant influence on the financial and operating policies. The results of associated companies are accounted for according to the equity method, based on their most recent audited financial statements. If the most recent available audited financial statements are for an accounting period which ended more than six months prior to the Group's year-end, then the most recently available management accounting results have been brought to account. The Group's interest in the post-acquisition reserves of associated companies is treated as non-distributable in the Group's annual financial statements.

The investment in an associated company is written down when there is considered to be an impairment in value.

4. GOODWILL

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of net assets, on the acquisition date, of the subsidiary or associated companies. Negative goodwill is any excess of the fair value of the Group's share of net assets of the entity acquired, on the acquisition date, over the cost of acquisition.

Goodwill is amortised using the straight-line method over the estimated useful life, not exceeding 20 years. The estimated useful life is determined by the underlying business acquired. The carrying amount of goodwill is reviewed annually and written down for impairment where considered necessary.

Estimated useful life is determined by the nature of the underlying business acquired and currently varies between three and five years.

5. INVESTMENTS

Investments in financial instruments are held in investment and trading portfolios.

Financial instruments held in the investment portfolio are stated at cost. Where there is considered to be an impairment in the value of an investment, the investment is written down.

Premiums and discounts arising on purchase are amortised on the yield-to-maturity basis and profits or losses are recognised only on realisation. Where the intention is to hold investments in the investment portfolio to maturity, no provision is made for any shortfall between the market value and the carrying value.

Financial instruments held in the trading portfolio are stated at fair value, and any surplus or deficit arising thereon is included in net income. Fair value in respect of listed investments is the quoted market price and in respect of unlisted investments, the amount that could be realised in an arm's length transaction between willing and knowledgeable parties. Where no active market exists, unlisted investments are valued at directors' valuation.

Financial instruments held for hedging purposes are accounted for on the same basis as the items hedged.

Investments in equities held by the insurance subsidiaries are stated at market value or directors' valuation where not listed. Unrealised gains on investments of the short-term insurance subsidiary, less deferred taxation thereon, are treated as non-distributable. Unrealised gains on investments owned by the life assurance subsidiary remain in the life fund of that company.

6. INVESTMENT PROPERTIES

Investment properties held by the insurance subsidiaries are stated at market value based on valuations obtained annually from internal valuers. Unrealised gains are treated as non-distributable. Investment properties held by the banking subsidiaries are stated at cost. Cost is written down for impairment where considered necessary.

7. FOREIGN CURRENCIES

All foreign businesses are treated as independent foreign entities for accounting purposes.

The assets and liabilities of foreign subsidiary companies and independent foreign entities are translated at the middle closing exchange rates ruling at year-end. Income statement items in respect of foreign entities are translated at the appropriate weighted average exchange rate for the year. Gains and losses arising on translation are transferred to non-distributable reserves.

Monetary items denominated in foreign currencies are translated at the middle closing exchange rates ruling at year-end and unrealised differences on translation are recognised in the income statement in the period in which they arise.

Foreign currency transactions are recorded at the middle closing exchange rate ruling at the date of the transaction.

8. REPURCHASE AGREEMENTS

Where the Group sells investments from its investment portfolio, agrees to repurchase these at future dates and the risk of ownership remains with the Group, the considerations received are included under deposits and current accounts. The investments are shown on the balance sheet and valued according to the Group's policy regarding that category of investments.

The difference between the sale and repurchase price is treated as interest and accrued evenly over the life of the repurchase agreements.

Conversely, where investments are purchased subject to commitments to resell these at future dates and the risk of ownership does not pass to the Group, the considerations paid are included under advances and not under investments.

9. DERIVATIVE INSTRUMENTS

Financial futures contracts, options, forward rate agreements, and interest rate swap agreements are stated at fair value. Gains and losses are included in net income.

When derivative instruments are utilised for hedging purposes, such instruments are accounted for on the same basis as the items hedged. The Group's criteria for recognising a derivative instrument as a hedge are as follows:

- the risk hedged can be clearly identified; and
- the effectiveness of the hedge can be demonstrated at different risk positions.

Unexpired forward exchange contracts are valued at the exchange rates ruling at year-end and the resultant profits and losses are recognised in the income statement.

10. PROPERTY AND EQUIPMENT

Property and equipment is shown at cost less accumulated depreciation.

Property under construction is stated at cost. Cost includes the cost of the land and construction costs to date. Borrowing costs during construction are expensed in the period incurred.

All property and equipment, other than land, is depreciated on the straight-line basis over its expected economic life.

The rates used to amortise assets are as follows:

Freehold property	3,3%
Computer equipment and systems	20,0%
Furniture	10,0%
Other equipment	15,0%
Motor vehicles	25,0%

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is immediately written down to its recoverable amount.

11. INTANGIBLE ASSETS

11.1 Computer software development costs

Costs associated with developing computer software programs are recognised as an expense as incurred. Costs that are clearly associated with an identifiable and unique product, which will be controlled by the Group and have probable benefit exceeding the cost beyond one year, are recognised as an intangible asset.

Computer software development costs recognised as assets are amortised using the straight-line method over their estimated useful lives, not exceeding a period of five years.

Costs associated with the maintenance of existing computer software programs and modifications are expensed as incurred.

11.2 Other intangible assets

Expenditure on acquired trademarks and licences is capitalised and amortised using the straight-line method over their useful lives, not exceeding a period of five years. Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where considered necessary.

Expenditure on the development of the Absa brand is expensed as incurred.

12. INSTALMENT CREDIT AGREEMENTS

Leases, instalment credit and rental agreements are regarded as financing transactions, and rentals and instalments receivable thereunder, less unearned finance charges, are included under advances. Finance charges earned are computed at the effective rates of interest inherent in the contracts and are brought to income in proportion to balances outstanding.

13. PROPERTIES IN POSSESSION

Unsold properties in possession are included under advances and are valued at the lower of cost and net realisable value. Costs include the outstanding balance on repossession, capitalised interest and other charges related to the repossession. Maintenance costs are expensed in the period incurred.

14. DOUBTFUL ADVANCES

Advances are stated net of specific and general provisions. Specific provisions are made against identified doubtful advances based on regular evaluations that take cognisance of, inter alia, past experience, economic climate and the client's overall risk profile. Where applicable, specific provisions are determined by systems based on predetermined criteria.

Regulatory general provisions are maintained to cover potential losses which, although not specifically identified, may be present in any portfolio of advances. These provisions are calculated in line with the Banks Act requirements.

If the recoverability of interest is considered to be doubtful, it is suspended and excluded from interest income.

The aggregate provisions which are raised during the year, less recoveries of advances previously written off, are charged against net income.

Advances are written off once the probability of recovering any significant amounts becomes remote.

Repossessed assets are stated at the lower of cost and net realisable value. Cost comprises the value of the advance and the cost of repossession.

15. PROVISIONS

Provisions are recognised when the Group has a present constructive or legal obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

16. DEFERRED TAXATION

Deferred income tax is provided on the comprehensive basis, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Under this method, the Group is required to make provision for deferred taxes on the revaluation of certain non-current assets and, in relation to an acquisition, on the difference between the fair values of net assets acquired and their tax base. Provision for tax, mainly withholding taxes, which could arise on the remittance of retained earnings, principally relating to subsidiaries, is only made where there is a current intention to remit such earnings.

The principal temporary differences arise from depreciation on equipment, revaluation of certain non-current assets, provisions for employee benefits and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

17. POST-RETIREMENT BENEFITS

The Group makes provision for post-retirement benefits to eligible employees and pensioners, the cost of which is assessed in accordance with actuarial principles and recognised on a systematic basis over employees' remaining years of service.

Contributions to the defined contribution and defined benefit structures of the Absa Group Pension Fund are expensed as incurred.

Only employees who retired prior to 1 April 1996 are eligible for post-retirement medical aid benefits from the Group. Future commitments in this regard have been provided for in the Absa Group Pension Fund.

18. CONTINGENCIES AND COMMITMENTS

Transactions are classified as contingencies where the Group's obligations depend on uncertain future events and principally consist of third party obligations underwritten by banking subsidiaries.

Items are classified as commitments where the Group commits itself to future transactions or if the items will result in the acquisition of assets.

19. MANAGED FUNDS AND TRUST ACTIVITIES

Where Group companies operate unit trusts, hold and invest funds on behalf of clients and act as trustees in any fiduciary capacity, the assets and liabilities representing these activities are not reflected on the balance sheet.

20. RELATED PARTY TRANSACTIONS

Absa Group Limited does not have one single controlling shareholder. Information regarding the major shareholders is provided on page 96 of this annual report.

All subsidiaries and associated companies of the Group are related parties. A list of the major subsidiaries and associated companies is included in Annexure A of this annual report. Details of loans to and from subsidiaries and associated companies are also provided in Annexure A.

There were no material contracts with directors or officers other than those disclosed in the directors' report on page 26.

21. REPURCHASE OF ISSUED SHARES

When issued shares are repurchased, the consideration paid is accounted for as deductions from share capital (par value of shares) and share premium (the remainder of the purchase price including directly attributable costs). These repurchased shares are then cancelled by the issuing company.

22. TREASURY SHARES

Shares purchased by group companies within their holding company are classified as treasury shares and held at cost. On consolidation, the par value of the treasury shares is deducted from share capital while the remainder of the cost price is deducted from share premium. Treasury shares are deducted from the issued and weighted average number of shares on consolidation.

Dividends received on treasury shares are eliminated on consolidation.

23. SCRIP LENDING

The Group does not account for scrip lending transactions on its balance sheet, as the risk and benefits of ownership of these assets and liabilities never transfer to the Group.

The fees earned for the administration of scrip lending transactions, by the Group, are accounted for on an accrual basis in the period in which the service is rendered.

24. SEGMENTAL REPORTING

The Group is structured into the following main operating segments: personal banking, commercial banking, wholesale banking, insurance and financial services and other activities.

Primary segmental reporting is based on the type of business and correlates with the activities of the main operating divisions. Secondary segmental reporting is based on the geographical location of the business.

25. REVENUE RECOGNITION

Interest income is recognised at the effective rates of interest inherent in finance contracts and is brought into income in proportion to the balance outstanding on a time proportional method.

Revenue arising from the provision of services to clients is recognised on an accrual basis in the period in which the services are rendered.

Dividends are recognised in the period in which the right to receipt is established.

26. OFFSETTING

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
1. CASH AND SHORT-TERM ASSETS			
Coin and bank notes	**2 679**	2 323	1 848
Money on call	**5 784**	5 876	3 076
Balances with South African Reserve Bank	**4 025**	2 956	1 051
Balances with other central banks	**129**	533	427
	12 617	11 688	6 402
2. SHORT-TERM MONEY MARKET ASSETS			
Land Bank bills	**782**	936	1 787
Treasury bills	**6 796**	6 296	3 599
Bank acceptances	**1 791**	1 611	1 937
NCDs	**1 432**	1 176	1 747
Other	**939**	1 362	1 392
	11 740	11 381	10 462
Portfolio analysis			
Investment portfolio	**9 725**	9 035	8 244
Trading portfolio	**2 015**	2 346	2 218
	11 740	11 381	10 462
Market value	**11 719**	11 374	10 469

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
3. GOVERNMENT AND OTHER SECURITIES			
Government and government guaranteed	**11 739**	12 249	9 277
South African guaranteed	**8 137**	8 834	6 401
Other guaranteed	**3 602**	3 415	2 876
Public sector securities	**2 005**	1 960	526
Corporate and other securities	**3 041**	3 415	839
Book value	**16 785**	17 624	10 642
Market value	**16 999**	17 018	10 658
Maturity analysis			
Within 1 year	**1 181**	5 115	7 599
From 1 year to 3 years	**7 983**	4 704	807
More than 3 years	**7 621**	7 805	2 236
	16 785	17 624	10 642
Portfolio analysis			
Investment portfolio	**16 386**	17 059	9 528
Listed	**10 870**	11 139	6 874
Unlisted	**5 516**	5 920	2 654
Trading portfolio	**399**	565	1 114
Listed	**399**	565	1 114
	16 785	17 624	10 642
Geographical analysis			
South Africa	**10 976**	11 674	9 091
Europe	**4 647**	4 756	84
Other African countries	**971**	656	743
Asia	**133**	502	724
Other	**58**	36	—
	16 785	17 624	10 642
Encumbered assets (included above)	**3 108**	4 741	2 814

The maturity analysis is based on the remaining period from year-end to contractual maturity.

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
4. ADVANCES			
Accrued interest	**1 586**	1 207	1 350
Corporate overdrafts	**4 801**	4 580	2 867
Foreign currency loans	**23 701**	23 860	13 004
Instalment finance	**29 042**	24 968	22 541
Gross advances	**35 053**	29 639	26 493
Unearned finance charges	**(6 011)**	(4 671)	(3 952)
Micro loans (UniFer)	**3 400**	4 337	3 650
Mortgages	**90 603**	80 546	70 882
Properties in possession	**605**	840	1 248
Overnight finance	**5 132**	3 655	3 210
Personal loans	**10 691**	10 057	7 768
Preference shares	**3 552**	2 598	2 208
Retail overdrafts and credit cards	**16 676**	16 807	17 049
Specialised and project finance	**10 196**	12 765	10 064
Other	**7 409**	5 367	5 229
	207 394	191 587	161 070
Provisions for bad and doubtful advances (refer note 5)	**(8 097)**	(7 727)	(4 674)
	199 297	183 860	156 396
Sectoral analysis			
Agriculture	**8 308**	7 455	5 971
Construction and property	**4 418**	4 220	3 863
Consumer	**106 959**	99 484	87 075
Electricity	**820**	1 428	581
Finance	**39 020**	32 451	21 335
Government	**75**	625	559
Manufacturing	**10 507**	12 887	12 113
Mining	**2 890**	3 637	2 901
Services	**15 123**	13 581	12 220
Transport	**3 629**	2 372	1 415
Wholesale	**10 123**	7 820	6 810
Other	**5 522**	5 627	6 227
	207 394	191 587	161 070

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
4. ADVANCES *(continued)*			
Maturity analysis			
On demand	**25 940**	27 439	25 683
Within 1 year	**38 638**	38 533	19 639
From 1 year to 5 years	**50 211**	45 383	43 811
More than 5 years	**92 605**	80 232	71 937
	207 394	191 587	161 070
Geographical analysis			
South Africa	**190 755**	175 610	152 717
Absa	**186 859**	170 192	147 948
UniFer	**3 896**	5 418	4 769
Europe	**9 661**	7 846	4 429
Asia	**2 739**	3 947	2 019
Other African countries	**2 973**	2 630	1 063
Americas	**1 136**	1 096	513
Australia	**130**	458	329
	207 394	191 587	161 070

The maturity analysis is based on the remaining period from year-end to contractual maturity.

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
5. PROVISIONS FOR BAD AND DOUBTFUL ADVANCES			
Balance at the beginning of the year	**7 727**	4 674	3 730
Exchange differences	**(154)**	123	55
Acquisitions	**81**	—	265
Specific provisions	**72**	—	212
General provisions	**9**	—	53
Amounts written off during the year	**(1 636)**	(1 217)	(1 130)
	6 018	3 580	2 920
Provisions raised during the year	**2 079**	4 147	1 754
Balance at the end of the year	**8 097**	7 727	4 674
Comprising			
Specific provisions	**6 508**	6 151	3 264
General provisions	**1 589**	1 576	1 410
	8 097	7 727	4 674
Income statement charge			
Net provisions raised during the year	**2 079**	4 147	1 754
Specific provisions – normal	**2 041**	2 201	1 677
Specific provisions – abnormal: UniFer	**—**	1 780	—
General provisions – normal	**38**	166	77
Recoveries of advances previously written off	**(122)**	(105)	(111)
Charge to the income statement	**1 957**	4 042	1 643

GROUP	As % of advances	Outstanding balance Rm	Security and recoveries Rm	Net exposure Rm	Provisions raised Rm
6. NON-PERFORMING ADVANCES					
2003					
Personal loans	**5,6**	**601**	**263**	**338**	**364**
Retail overdrafts and credit cards	**7,8**	**1 671**	**462**	**1 209**	**1 250**
Foreign currency loans	**2,6**	**627**	**172**	**455**	**460**
Instalment finance	**1,7**	**505**	**114**	**391**	**392**
Mortgages	**4,3**	**3 908**	**3 042**	**866**	**924**
Micro loans (UniFer)	**57,9**	**1 969**	**—**	**1 969**	**1 969**
Other	**4,7**	**1 305**	**398**	**907**	**1 149**
	5,1	**10 586**	**4 451**	**6 135**	**6 508**
Sectoral analysis					
Agriculture	**4,1**	**340**	**169**	**171**	**174**
Construction and property	**30,2**	**1 334**	**869**	**465**	**466**
Consumer	**5,0**	**5 371**	**2 064**	**3 307**	**3 380**
Electricity	**6,3**	**52**	**2**	**50**	**47**
Finance	**1,4**	**562**	**213**	**349**	**346**
Manufacturing	**4,6**	**487**	**169**	**318**	**338**
Mining	**0,4**	**13**	**7**	**6**	**4**
Services	**6,3**	**955**	**554**	**401**	**407**
Transport	**1,4**	**51**	**18**	**33**	**35**
Wholesale	**8,3**	**839**	**183**	**656**	**692**
Other	**10,5**	**582**	**203**	**379**	**619**
	5,1	**10 586**	**4 451**	**6 135**	**6 508**
2002					
Personal loans	6,5	658	200	458	472
Retail overdrafts and credit cards	9,3	1 979	649	1 330	1 379
Foreign currency loans	0,2	47	40	7	12
Instalment finance	2,3	563	183	380	380
Mortgages	4,0	3 233	2 443	790	773
Micro loans (UniFer)	48,8	2 117	19	2 098	2 099
Other	5,4	1 374	368	1 006	1 036
	5,2	9 971	3 902	6 069	6 151

GROUP	As % of advances	Outstanding balance Rm	Security and recoveries Rm	Net exposure Rm	Provisions raised Rm
6. NON-PERFORMING ADVANCES *(continued)*					
Sectoral analysis					
Agriculture	5,1	380	228	152	191
Construction and property	7,6	323	128	195	199
Consumer	5,7	5 677	2 168	3 509	3 510
Electricity	5,3	76	4	72	41
Finance	2,5	807	266	541	543
Manufacturing	5,5	706	228	478	472
Mining	0,3	12	5	7	6
Services	6,9	941	400	541	540
Transport	2,6	61	62	(1)	45
Wholesale	9,3	727	278	449	452
Other	4,6	261	135	126	152
	5,2	9 971	3 902	6 069	6 151
2001					
Personal loans	4,6	358	171	187	191
Retail overdrafts and credit cards	8,1	1 619	598	1 021	857
Foreign currency loans	2,9	374	83	291	212
Instalment finance	3,2	714	160	554	513
Mortgages	4,8	3 465	2 685	780	768
Micro loans (UniFer)	5,9	217	—	217	235
Other	1,8	387	84	303	488
	4,4	7 134	3 781	3 353	3 264
Sectoral analysis					
Agriculture	3,5	209	147	62	66
Construction and property	8,1	314	129	185	146
Consumer	4,9	4 241	2 445	1 796	1 801
Electricity	0,5	3	1	2	2
Finance	2,4	510	286	224	203
Manufacturing	4,5	541	244	297	218
Mining	0,2	6	3	3	4
Services	3,9	474	244	230	190
Transport	2,3	32	10	22	19
Wholesale	7,2	487	245	242	210
Other	5,1	317	27	290	405
	4,4	7 134	3 781	3 353	3 264

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
7. OTHER ASSETS			
Accounts receivable	**5 738**	4 090	2 137
Trading assets	**13 469***	8 606	1 907
Properties held for sale	**143**	190	198
Accrued interest and dividends	**116**	79	112
Taxation	**15**	53	87
	19 481	13 018	4 441
*Previously, only the net unrealised gains/losses on derivative instruments were disclosed. For the 2003 financial year under review, netting was applied only where master netting agreements were in place. The full disclosure of unrealised gains/losses on derivatives is set out in note 28.			
8. INVESTMENTS			
At carrying value			
Listed			
Ordinary and preference shares	**2 134**	2 519	2 042
Unlisted	**1 372**	880	629
Ordinary and preference shares	**1 372**	880	599
Fixed property investments	**—**	—	30
Total book value	**3 506**	3 399	2 671
At market value and directors' valuation			
Market value of listed investments	**2 067**	2 560	2 090
Directors' valuation of unlisted investments	**1 370**	908	612
Total market value and directors' valuation	**3 437**	3 468	2 702
Portfolio analysis			
Investment portfolio	**3 227**	3 379	2 664
Trading portfolio	**279**	20	7
	3 506	3 399	2 671
Details regarding investments required in terms of the Companies Act of South Africa are kept at each company's registered office and this information will be made available to shareholders on written request.			

		GROUP	
	2003	2002	2001
	Rm	Rm	Rm
9. SUBSIDIARY COMPANIES			
Shares at cost	—	131	—
In the 2002 financial year the results of Banco Austral Sarl in Mozambique, which was acquired with effect from 1 January 2002, were not consolidated as the financial statements had not been finalised.			
10. ASSOCIATED COMPANIES			
Shares at book value	**147**	180	166
Opening balances	**180**	166	150
Acquisitions	**7**	14	16
Impairment charge	**(40)**	—	—
Loans to associated companies	**8**	18	18
Total loan exposure to associated companies	**2 232**	2 130	2 162
Less: amounts included in advances	**2 224**	2 112	2 144
Share of post-acquisition reserves	**295**	244	148
Share of current year's income before taxation	**111**	117	66
Dividends received	**(19)**	(17)	(13)
Amount as per income statement	**92**	100	53
Taxation (refer note 15.2)	**(25)**	(24)	(18)
Share of attributable income after dividends	**67**	76	35
Impairment charge	—	(5)	—
Realisation on disposal of associated company	**(2)**	—	—
Transfer to non-distributable reserves	**65**	71	35
Currency translation movements	**(14)**	25	—
Share of reserves at the beginning of the year	**244**	148	113
Carrying value	**450**	442	332
Market value of listed shares	**39**	6	30
Directors' valuation of unlisted shares and loans	**613**	604	390
	652	610	420

Summarised financial information of significant associated companies	2003 Rm	2002 Rm	2001 Rm	2003 Rm	2002 Rm	2001 Rm	2003 Rm	2002 Rm	2001 Rm
10. ASSOCIATED COMPANIES *(continued)*	**Conbros Limited**			**Ford Credit South Africa (Proprietary) Limited**			**Capricorn Investment Holdings Limited***		
Carrying value	**32**	30	30	**119**	95	77	**164**	135	103
Balance sheet									
Non-current assets	**43**	72	75	—	—	—	**102**	239	198
Current assets	**17**	59	—	**4 097**	3 461	3 095	**3 647**	3 411	2 793
Non-current liabilities	**7**	32	3	**14**	16	10	—	—	—
Current liabilities	**16**	55	35	**3 846**	3 255	2 931	**3 396**	3 248	2 688
Equity	**37**	44	37	**237**	190	154	**353**	402	303
Income statement									
Attributable income	**2**	—	(7)	**24**	18	13	**29**	31	23
Loans to/(from) associated companies	**(32)**	(42)	(29)	**1 492**	1 497	1 330	—	—	—
	Commercial Bank of Zimbabwe Limited			**Revesco Holdings (Proprietary) Limited**			**Meeg Bank Holdings Limited**		
Carrying value	**39**	39	30	**8**	31	21	**17**	53	53
Balance sheet									
Non-current assets	**335**	235	129	**35**	34	14	**30**	31	27
Current assets	**10 603**	6 974	3 547	**70**	76	38	—	(2)	3
Non-current liabilities	—	47	7	**6**	6	2	**53**	55	54
Current liabilities	**10 106**	6 653	3 473	**73**	75	32	**3**	1	1
Equity	**832**	509	196	**26**	29	18	**(26)**	(27)	(25)
Income statement									
Attributable income	—	—	—	—	—	1	**(7)**	—	—
Loans to associated companies	—	—	—	—	—	—	—	13	13

**Capricorn Investment Holdings Limited was previously known as Bank Windhoek Holdings Limited.*

Summarised financial information of significant associated companies	2003 Rm	2002 Rm	2001 Rm	2003 Rm	2002 Rm	2001 Rm	2003 Rm	2002 Rm	2001 Rm
10. ASSOCIATED COMPANIES *(continued)*	**Stonehage Financial Services Holdings Limited**			**Global Access Telecommunication South Africa (Proprietary) Limited**			**MAN Financial Services (South Africa) (Proprietary) Limited**		
Carrying value	**61**	59	13	**7**	—	5	**3**	—	—
Balance sheet									
Non-current assets	**74**	83	66	**21**	20	36	—	—	—
Current assets	**135**	156	84	**12**	13	21	**415**	—	—
Non-current liabilities	**14**	24	13	**20**	19	32	**23**	—	—
Current liabilities	**78**	103	85	**8**	6	16	**385**	—	—
Equity	**117**	112	52	**5**	8	9	**7**	—	—
Income statement									
Attributable income	**16**	27	3	—	—	2	**3**	—	—
Loans to associated companies	**8**	5	5	—	2	9	**384**	—	—

	Bankfin Joint Ventures			**Total**		
Carrying value	—	—	—	**450**	442	332
Balance sheet						
Non-current assets	**545**	859	617	**1 185**	1 573	1 162
Current assets	**321**	111	97	**19 317**	14 259	9 678
Non-current liabilities	**569**	846	570	**706**	1 045	691
Current liabilities	**297**	126	146	**18 208**	13 522	9 407
Equity	—	(2)	(2)	**1 588**	1 265	742
Income statement						
Attributable income	—	—	—	**67**	76	35
Loans to associated companies	**380**	655	834	**2 232**	2 130	2 162

Balance sheets of associated companies are converted at the official ruling foreign currency exchange rate on 31 March.

GROUP	Freehold property Rm	Computer equipment and systems Rm	Furniture and other equipment Rm	Motor vehicles Rm	Total Rm
11. PROPERTY AND EQUIPMENT					
2003					
At cost	1 210	2 554	2 589	52	6 405
Accumulated depreciation	(382)	(1 692)	(1 682)	(36)	(3 792)
Carrying value	828	862	907	16	2 613
Movement in property and equipment					
Opening balance	808	738	990	16	2 552
Translation movements	—	(24)	(5)	(1)	(30)
Acquisitions	53	41	25	2	121
Additions	67	435	208	8	718
Disposals	(50)	(34)	(30)	(2)	(116)
Depreciation	(50)	(294)	(281)	(7)	(632)
Closing balance	828	862	907	16	2 613
2002					
At cost	1 090	2 363	2 553	41	6 047
Accumulated depreciation	(282)	(1 625)	(1 563)	(25)	(3 495)
Carrying value	808	738	990	16	2 552
Movement in property and equipment					
Opening balance	812	751	978	21	2 562
Translation movements	—	2	—	2	4
Additions	49	301	313	8	671
Disposals	(10)	(27)	(31)	(9)	(77)
Depreciation	(43)	(289)	(270)	(6)	(608)
Closing balance	808	738	990	16	2 552

GROUP	Freehold property Rm	Computer equipment and systems Rm	Furniture and other equipment Rm	Motor vehicles Rm	Total Rm
11. PROPERTY AND EQUIPMENT *(continued)*					
2001					
At cost	1 053	2 371	2 356	20	5 800
Accumulated depreciation	(241)	(1 620)	(1 368)	(9)	(3 238)
Carrying value	812	751	988	11	2 562
Movement in property and equipment					
Opening balance	774	989	841	11	2 615
Acquisitions	54	35	87	—	176
Additions	16	111	343	4	474
Disposals	(5)	(62)	—	—	(67)
Depreciation	(27)	(322)	(283)	(4)	(636)
Closing balance	812	751	988	11	2 562

Freehold property is valued every three years by both external and internal valuers, using the income yield method. The most recent valuation was performed on 31 December 2001 and the current surplus amounts to R226 million (2002: R274 million, 2001: R144 million).

Details regarding freehold property required in terms of the Companies Act are kept at each company's registered office and this information will be made available to shareholders on written request.

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
12. GOODWILL			
At cost	**223**	65	112
Accumulated amortisation	**(91)**	(49)	(17)
	132	16	95
Movement in goodwill			
Opening balance	**16**	95	—
Disposals	**—**	(22)	—
Additions	**212**	119	112
Amortisation charge	**(42)**	(32)	(17)
Impairment charge	**(54)**	(144)	—
	132	16	95
Goodwill comprises of:			
Abvest Holdings Limited	**3**	6	—
MLS Bank Limited subsidiaries	**3**	4	—
National Bank of Commerce Limited – Tanzania	**—**	6	12
Banco Austral Sarl – Mozambique	**42**	—	—
UniFer Holdings Limited subsidiaries	**—**	—	83
PSG Investment Bank Holdings Limited	**84**	—	—
	132	16	95
13. INTANGIBLE ASSETS			
Computer software development costs			
At cost	**698**	669	654
Accumulated amortisation	**(643)**	(619)	(585)
	55	50	69
Movement in intangible assets			
Computer software development costs			
Opening balance	**50**	69	74
Net additions	**29**	16	54
Amortisation charge	**(24)**	(34)	(41)
Impairment charge	**—**	(1)	(18)
	55	50	69

	GROUP		
	2003 Rm	2002 Rm	2001 Rm
14. DEPOSITS AND CURRENT ACCOUNTS			
Deposits from other banks	**19 708**	13 978	13 699
Deposits from central banks	**4 121**	4 940	2 814
Call deposits	**20 005**	27 278	24 733
Current accounts	**41 339**	43 127	26 060
Savings and transmission deposits	**14 870**	13 819	11 126
Negotiable certificates of deposit	**39 949**	23 404	15 320
Fixed and notice deposits	**45 898**	38 454	38 534
Foreign currency deposits	**26 292**	39 728	28 663
Credit card deposits	**2 072**	2 190	1 948
Accrued interest	**2 608**	1 927	2 049
Other deposits	**5 194**	4 921	2 790
	222 056	213 766	167 736
Maturity analysis			
On demand	**95 824**	110 383	65 265
Within 1 month	**36 618**	27 287	33 792
From 1 month to 6 months	**58 157**	51 405	46 968
Between 6 months and 1 year	**23 656**	19 304	14 257
More than 1 year	**7 801**	5 387	7 454
	222 056	213 766	167 736
Geographical analysis			
South Africa	**194 913**	176 213	142 840
Europe	**16 780**	27 094	16 579
Asia	**3 766**	4 017	3 325
Other African countries	**4 844**	5 039	3 211
Americas	**1 753**	1 403	1 781
	222 056	213 766	167 736

The maturity analysis is based on the remaining period from year-end to contractual maturity.

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
15. TAXATION			
15.1 Deferred taxation			
Deferred income taxes are calculated on all temporary differences under the liability method using a principal tax rate of 30% (2002: 30%, 2001: 30%).			
The movement on the deferred income tax account is as follows:			
Opening balance	**969**	1 804	1 755
Deferred tax on net life income	**(34)**	21	(60)
Deferred tax on unrealised capital gains	**(60)**	—	—
Acquisition of subsidiaries	**13**	1	(78)
Income statement charge	**421**	(858)	219
Tax effect of translation and other differences	**(81)**	1	(32)
Closing balance	**1 228**	969	1 804
Deferred income tax assets and liabilities are offset when the income taxes relate to the same fiscal authority and there is a legal right to offset at settlement.			
The following amounts are disclosed in the balance sheet:			
Deferred tax assets	**(223)**	(445)	(198)
Deferred tax liabilities	**1 451**	1 414	2 002
	1 228	969	1 804
Tax effect of temporary differences between tax and book value for:			
Accruals and provisions	**1 356**	1 200	2 005
Provision for doubtful advances	**(396)**	(539)	(305)
Property allowances	**147**	129	254
Unrealised gains on investments	**(87)**	249	—
Tax losses	**208**	(70)	(150)
	1 228	969	1 804
Deferred income tax assets are recognised for tax losses carried forward only to the extent that realisation of the related tax benefit is probable.			
Deferred income tax liabilities have not been established for withholding tax and other taxes that will be payable on the unremitted earnings of certain subsidiaries, as there is currently no intention to remit such earnings.			

		GROUP	
	2003	2002	2001
	Rm	Rm	Rm
15. TAXATION *(continued)*			
15.2 Taxation – income statement charge			
South African normal – current year	**425**	1 015	432
South African normal – prior year	**91**	18	(43)
Deferred taxation	**421**	(858)	219
Secondary tax on companies	**52**	77	45
Share of taxation of associated companies (refer note 10)	**25**	24	18
Foreign taxation	**90**	61	46
	1 104	337	717
15.3 Indirect taxation – income statement charge			
Payments to trusts	**226**	203	162
Value added tax net of input credits	**347**	307	257
Regional Services Council levies	**64**	52	49
Stamp duty	**42**	48	43
Training levy	**16**	39	23
	695	649	534
	%	%	%
15.4 Rate of taxation	**30**	30	30
The rate of taxation has been reduced as a consequence of:			
Dividend income	**(2)**	(4)	(3)
Capital (gains)/losses on disposal of investments	**(1)**	3	(1)
Assessed tax losses	**(1)**	(1)	(1)
Other permanent differences	**(3)**	(11)	(5)
Secondary taxation on companies	**1**	4	2
Effective rate – taxation on income	**24**	21	22
	Rm	Rm	Rm
15.5 Taxation liability			
Normal taxation	**327**	740	397
Other	**—**	—	2
	327	740	399

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
15. TAXATION *(continued)*			
15.6 Future tax relief			
The Group has estimated tax losses of R511 million (2002: R214 million, 2001: R226 million), of which R46 million (2002: R51 million, 2001: R42 million) has been applied to reduce the deferred tax balances. The above figures exclude tax losses of R718 million (2002: R1 483 million, 2001: R660 million) for which deferred tax assets have been raised (refer note 15.1).			
Reconciliation of tax relief:			
Opening balance	**214**	226	256
Operating losses incurred	**17**	—	2
Deferred tax asset not raised	**300**	—	—
Operating losses utilised	**(15)**	(21)	(33)
Timing difference movement	**(5)**	9	1
Closing balance	**511**	214	226
15.7 Secondary tax on companies (STC)			
The Group has accumulated STC credits of R155 million (2002: R182 million, 2001: R188 million) arising from dividends received and receivable that exceed dividends paid. The value of these credits amounts to R19 million (2002: R23 million, 2001: R24 million) and will be applied against STC payable on the final dividend.			
16. OTHER LIABILITIES			
Trading liabilities	**12 050***	193	1 306
Other creditors	**5 745**	6 241	3 436
	17 795	6 434	4 742

*Previously, only the net unrealised gains/losses on derivative instruments were disclosed. For the 2003 financial year under review netting was applied only where master netting agreements were in place. The full disclosure of unrealised gains/losses on derivatives is set out in note 28.

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
17. PROVISIONS			
Employee related provisions	**687**	535	472
Opening balance	**535**	472	354
Exchange difference	**(3)**	8	2
Acquisitions	**1**	—	6
Additional provisions	**—**	—	18
Charge to income statement	**548**	481	470
Utilised during year	**(394)**	(426)	(378)
Audit fees	**15**	15	14
Opening balance	**15**	14	10
Exchange difference	**(2)**	—	—
Additional provisions	**—**	(5)	2
Charge to income statement	**36**	32	28
Utilised during year	**(34)**	(26)	(26)
Provisions for claims and losses	**379**	369	421
Opening balance	**369**	421	171
Additional provisions	**—**	—	80
Charge to income statement	**368**	179	253
Utilised during year	**(358)**	(231)	(83)
	1 081	919	907
18. INSURANCE FUNDS			
Life assurance fund (refer note 18.1)	**1 159**	1 231	953
Short-term insurance fund	**237**	222	210
	1 396	1 453	1 163
18.1 Life assurance fund			
Opening balance	**1 231**	953	826
Transfer (to)/from income statement for the year (refer note 23.4)	**(72)**	278	127
Closing balance	**1 159**	1 231	953

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
19. SUBORDINATED DEBT			
The subordinated debt instruments listed below qualify as secondary capital in terms of the Banks Act 1990.			
19.1 Subordinated convertible loans	**286**	478	646
Interest rate — *Conversion date*			
13,95% effective — 15 September 2003	**46**	138	220
12,95% effective — 25 November 2003	**29**	68	102
16,60% effective — 20 October 2005	**211**	272	324
The above loans are unsecured and are compulsorily convertible by Absa Group Limited into ordinary shares of Absa Bank Limited at the dates set out above.			
19.2 Unsecured subordinated redeemable debentures	**1 050**	1 066	1 066
Interest rate — *Redemption date* — *Number*	**1 050**	1 050	1 050
15,70% — 20 October 2004 — 300	**300**	300	300
14,65% — 20 October 2005 — 200	**200**	200	200
14,45% — 20 October 2005 — 300	**300**	300	300
17,90% — 25 November 2005 — 250	**250**	250	250
The above debentures are redeemable in full on the dates noted above. Interest is paid semi-annually in arrear at the interest rates set out above.			
Interest rate — *Redemption date* — *Number*	**—**	16	16
Prime linked — 30 September 2003 — 16	**—**	16	16
The above debentures were redeemed prior to their orginal redemption date.			

		GROUP	
	2003 Rm	2002 Rm	2001 Rm
19. SUBORDINATED DEBT *(continued)*			
19.3 Subordinated callable notes	**4 350**	2 850	1 250
Interest rate — *Final maturity date*			
15,00% — 1 March 2010	**1 250**	1 250	1 250
14,25% — 22 March 2014	**3 100**	1 600	—
The 15,00% notes may be redeemed at the option of Absa Bank Limited on 1 March 2005. Interest is paid semi-annually in arrear on 1 March and 1 September.			
The 14,25% notes may be redeemed at the option of Absa Bank Limited on 22 March 2009. Interest is paid semi-annually in arrear on 22 March and 22 September of each year, provided that the last date for payment shall be 22 March 2009, and quarterly in arrear thereafter on 22 March, 22 June, 22 September and 22 December, with the first quarterly payment commencing on 22 June 2009.			
The notes are listed on the Bond Exchange of South Africa. Preliminary expenses relating to the placement of the notes were capitalised and are expensed on a systematic basis over the period of the notes.			
	5 686	4 394	2 962
20. SHARE CAPITAL			
Authorised			
700 000 000 ordinary shares of R2 each	**1 400**	1 400	1 400
Issued			
651 546 749 (2002: 651 546 749, 2001: 648 546 749) ordinary shares of R2 each	**1 303**	1 303	1 297
Unissued shares			
All the unissued shares are under the control of the directors in terms of a general authority to allot and issue them on such terms and conditions and at such times as they deem fit.			
This authority expires at the forthcoming annual general meeting of the Company.			
The Group has a share incentive scheme in terms of which shares are issued and options are granted. Details of the share incentive scheme are set out in Annexure B.			

	GROUP		
	2003 Rm	2002 Rm	2001 Rm
21. RESERVES			
21.1 Non-distributable reserves	**443**	1 408	749
Foreign currency translation reserve	**207**	918	369
Insurance contingency reserve	**70**	75	73
Share of post-acquisition reserves of associated companies	**295**	244	148
Unrealised (loss)/gains on investments held by short-term insurance company	**(129)**	171	159
21.2 Distributable reserves	**13 588**	11 092	10 291
General reserve	**418**	418	418
Retained income	**13 170**	10 674	9 873
Total reserves	**14 031**	12 500	11 040
22. MINORITY SHAREHOLDERS' INTEREST			
Opening balance	**151**	490	415
Acquisitions	**64**	11	—
Share of net income/(loss) attributable to minorities	**70**	(380)	101
Attributable income/(loss)	**70**	(380)	106
Goodwill written off	**—**	—	(5)
Dividend	**(10)**	(28)	(26)
Foreign currency translation movement	**(34)**	58	—
Closing balance	**241**	151	490

23. INCOME AND EXPENDITURE

23.1 Turnover

Turnover is a concept not relevant to the business of banking. The Group's revenue consists of net interest income, service fees, commissions, net trading income, insurance related and other income.

	GROUP		
	2003 Rm	2002 Rm	2001 Rm
23. INCOME AND EXPENDITURE *(continued)*			
23.2 Interest income			
Advances	**27 036**	21 500	20 247
Cheque accounts	**1 999**	1 793	1 918
Corporate overdrafts	**378**	314	286
Credit cards	**628**	533	452
Foreign currency loans	**1 454**	998	977
Instalment credit agreements	**4 267**	3 171	2 999
Mortgage loans	**12 974**	9 793	9 308
Overnight finance	**540**	349	116
Personal loans	**2 044**	2 191	1 772
Preference shares	**236**	174	192
Specialised and project finance	**1 565**	1 489	910
Other advances	**951**	695	1 317
Cash and short-term assets	**426**	281	368
Short-term money market assets	**1 534**	1 247	506
Government and other securities	**1 303**	1 489	1 450
	30 299	24 517	22 571
23.3 Interest expense			
Deposits	**20 064**	15 210	13 935
Call deposits	**4 356**	2 963	3 337
Cheque account deposits	**3 030**	2 245	1 403
Credit card deposits	**165**	161	143
Fixed deposits	**4 076**	3 295	2 955
Foreign currency deposits	**1 326**	1 475	1 593
Negotiable certificates of deposit	**4 457**	3 355	2 922
Notice deposits	**1 631**	1 033	1 129
Savings and transmission deposits	**701**	373	344
Other deposits	**322**	310	109
Subordinated debt	**929**	611	578
Indirect interest costs	**474**	312	195
	21 467	16 133	14 708

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
23 INCOME AND EXPENDITURE *(continued)*			
23.4 Non-interest income			
Banking related income	**7 821**	6 743	5 200
Commissions and fees	**6 139**	5 282	4 209
Net trading income*	**1 075**	855	508
Knowledge based income	**130**	235	146
Valuation fees	**63**	61	51
Unit and property trust income	**24**	43	15
Pension fund payment services	**267**	157	93
Other banking income	**123**	110	178
Insurance related income	**1 084**	989	977
Net broking commissions	**338**	311	300
Net profit on realisation of investments	**176**	79	27
Trust and estate income	**129**	113	260
Net insurance underwriting surplus	**115**	180	229
Net life surplus	**178**	214	146
Excess of income over outgo	**106**	492	273
Transfer from/(to) life fund	**72**	(278)	(127)
Other	**148**	92	15
Investment income	**129**	(99)	127
Net (loss)/profit on realisation of investments	**(40)**	(196)	47
Net (loss)/profit on trading investments	**(40)**	(196)	39
Profit on disposal of subsidiary	**—**	—	8
Dividend income	**169**	97	80
Other activities	**93**	61	117
Profit on disposal of property and equipment	**30**	—	58
Property development profits	**38**	39	34
Property rentals	**25**	22	25
	9 127	7 694	6 421
*Funding cost of trading activities included under interest expense	**378**	205	21

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
23. INCOME AND EXPENDITURE *(continued)*			
23.5 Operating expenditure			
Amortisation	**66**	66	58
Computer software development costs	**24**	34	41
Goodwill	**42**	32	17
Auditors' remuneration	**39**	32	29
Audit fees	**34**	30	28
Underprovision prior year	**2**	—	—
Other fees	**3**	2	1
Depreciation	**632**	608	636
Freehold property	**50**	43	27
Computer equipment and systems	**294**	289	322
Furniture and other equipment	**281**	270	283
Motor vehicles	**7**	6	4
Impairment charge	**49**	27	18
Computer software development costs	**—**	1	18
Associated companies and long-term investments	**49**	26	—
Information technology costs	**916**	764	709
Marketing costs	**320**	342	310
Operating lease charges	**585**	536	513
Office premises	**567**	517	499
Equipment	**18**	19	14
Other professional fees	**485**	370	422
Staff costs (refer note 23.6)	**5 338**	4 872	4 491
Other expenses	**2 350**	2 083	1 714
	10 780	9 700	8 900
23.6 Staff costs			
Salaries	**4 501**	4 234	3 898
Employer contributions to retirement funds	**301**	262	240
Training costs	**111**	84	79
Other	**425**	292	274
	5 338	4 872	4 491
23.7 Impairment charge – goodwill			
During the 2003 financial year additional goodwill was impaired within the Group. Under normal circumstances this goodwill would have been amortised over the expected life of the underlying assets.	**54**	144	—

		GROUP		
		2003	2002	2001
		Rm	Rm	Rm
24.	**DETERMINATION OF HEADLINE EARNINGS PER SHARE**			
24.1	**Headline earnings**			
	Headline earnings is determined as follows:			
	Net income attributable to shareholders	**3 391**	1 686	2 442
	Net profit on disposal of subsidiary	**—**	—	(8)
	Profit on disposal of property and equipment	**(30)**	—	—
	Profit on disposal of strategic investments	**(65)**	—	—
	Impairment and loss on disposal of strategic investments	**49**	26	—
	Goodwill written off and impaired	**96**	176	12
	Goodwill written off and impaired	**96**	176	17
	Minority shareholders' interest	**—**	—	(5)
		3 441	1 888	2 446

24.2 Earnings and headline earnings per share

Earnings per share is calculated on net income attributable to shareholders of R3 391 million (2002: R1 686 million, 2001: R2 442 million) and headline earnings per share is calculated on R3 441 million (2002: R1 888 million, 2001: R2 446 million), based on the weighted average number of 651 546 749 ordinary shares (2002: 648 579 626, 2001: 648 547 749) in issue during the year.

		2003	2002	2001
25.	**DIVIDENDS**			
	Final dividend number 31 of 63 cents per ordinary share (2002: 72 cents, 2001: 59 cents)	**410**	467	383
	Interim dividend number 32 of 60 cents per ordinary share (2002: 53 cents, 2001: 44 cents)	**391**	343	285
	Total dividends paid during the year	**801**	810	668
	Interim dividend number 32 of 60 cents per ordinary share (2002: 53 cents, 2001: 44 cents)	**391**	343	285
	Final dividend number 33 of 85 cents per ordinary share (2002: 63 cents, 2001: 72 cents)	**554**	410	467
	Underprovision – previous year	**—**	—	5
	Total dividends relating to income for the year	**945**	753	757

Final dividend of 85 cents per ordinary share was approved by the board on 30 May 2003. No provision has been made for this dividend and the related STC in the financial statements for the year ended 31 March 2003.

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
26. CONTINGENCIES			
Guarantees	**10 131**	12 665	11 643
Letters of credit	**3 819**	3 591	2 555
Commercial paper	**325**	323	—
	14 275	16 579	14 198
No material losses, other than those for which provision has been made in the financial statements, are anticipated as a result of these transactions.			
27. COMMITMENTS			
Capital expenditure			
Authorised and contracted for	**79**	79	54
Authorised but not contracted for	**36**	69	57
	115	148	111
Funds to meet these commitments will be provided from internal Group resources.			
Operating leases			
Office premises	**4 446**	5 370	5 259
Within 1 year	**618**	484	447
From 1 year to 5 years	**1 933**	2 043	1 923
More than 5 years	**1 895**	2 843	2 889
Equipment	**73**	48	41
Within 1 year	**36**	17	15
From 1 year to 5 years	**37**	31	26
Total operating lease commitments	**4 519**	5 418	5 300

GROUP	2003 Notional amount Rm	2003 Fair value Rm	2003 Fair value assets Rm	2003 Fair value liabilities Rm	2002 Notional amount Rm	2002 Fair value Rm	2001 Notional amount Rm	2001 Fair value Rm
28. DERIVATIVE FINANCIAL INSTRUMENTS								
28.1 Trading								
Foreign exchange derivatives								
Foreign exchange contracts	**448 640**	**3 082**	**29 009**	**25 927**	422 842	773	642 715	846
Currency swaps	**6 561**	**187**	**788**	**601**	—	—	—	—
OTC foreign exchange options	**9 358**	**231**	**476**	**245**	21 197	204	22 141	37
OTC foreign exchange options purchased	**4 690**	**476**	**476**	**—**	8 263	632		
OTC foreign exchange options written	**4 668**	**(245)**	**—**	**245**	12 934	(428)		
OTC derivatives	**464 559**	**3 500**	**30 273**	**26 773**	444 039	977	664 856	883
Eurodollar futures	**1 606**	**28**	**37**	**9**	14 640	(25)	3 854	—
Exchange traded derivatives	**1 606**	**28**	**37**	**9**	14 640	(25)	3 854	—
Total	**466 165**	**3 528**	**30 310**	**26 782**	458 679	952	668 710	883
Interest rate derivatives								
Forward rate agreements	**108 277**	**9**	**77**	**68**	73 969	(5)	73 989	(18)
Interest rate swaps	**205 711**	**291**	**3 211**	**2 920**	229 916	3 908	145 717	93
OTC options on FRAs and swaps	**3 650**	**(10)**	**—**	**10**	18 734	13	15 360	—
OTC options on FRAs and swaps purchased	**840**	**—**	**—**	**—**	11 162	16		
OTC options on FRAs and swaps written	**2 810**	**(10)**	**—**	**10**	7 572	(3)		
OTC bond option contracts	**265**	**(1)**	**2**	**3**	4 025	(48)	5 439	(14)
OTC bond options purchased	**125**	**2**	**2**	**—**	2 150	53		
OTC bond options written	**140**	**(3)**	**—**	**3**	1 875	(101)		
Other OTC interest rate derivatives	**1 625**	**7**	**27**	**20**	—	—	—	—
Total OTC derivatives	**319 528**	**296**	**3 317**	**3 021**	326 644	3 868	240 505	61
Exchange traded futures	**19 344**	**—**	**3**	**3**	—	—	—	—
Exchange traded derivatives	**19 344**	**—**	**3**	**3**	—	—	—	—
Total	**338 872**	**296**	**3 320**	**3 024**	326 644	3 868	240 505	61

GROUP	2003 Notional amount Rm	2003 Fair value Rm	2003 Fair value assets Rm	2003 Fair value liabilities Rm	2002 Notional amount Rm	2002 Fair value Rm	2001 Notional amount Rm	2001 Fair value Rm
28. DERIVATIVE FINANCIAL INSTRUMENTS *(continued)*								
28.1 Trading *(continued)*								
Equity derivatives								
OTC options purchased	14	—	—	—	318	7	—	—
OTC options written	306	(12)	—	12	173	—	—	—
Other OTC equity derivatives	—	—	—	—	22	8	18 429	22
OTC derivatives	320	(12)	—	12	513	15	18 429	22
Exchange traded options purchased	482	(44)	48	92	4 153	725	—	—
Exchange traded options written	821	21	53	32	3 831	(687)	—	—
Exchange traded futures	292	(75)	36	111	—	—	—	—
Other exchange traded equity derivatives	—	—	—	—	273	(9)	478	13
Exchange traded derivatives	1 595	(98)	137	235	8 257	29	478	13
Total	1 915	(110)	137	247	8 770	44	18 907	35
Commodity derivatives								
Agricultural forwards	237	127	136	9	41	18	—	—
OTC options on gold	1 598	18	91	73	4 992	12	9 072	11
OTC gold options purchased	852	91	91	—	2 409	139		
OTC gold options written	746	(73)	—	73	2 583	(127)		
Other OTC commodity derivatives	90	—	2	2	4 424	138	87	1
OTC derivatives	1 925	145	229	84	9 457	168	9 159	12
Exchange traded agricultural options purchased	46	11	12	1	157	10	—	—
Exchange traded agricultural options written	38	(6)	1	7	101	(25)	—	—
Exchange traded agricultural futures	230	106	111	5	112	8	8	1
Exchange traded derivatives	314	111	124	13	370	(7)	8	1
Total	2 239	256	353	97	9 827	161	9 167	13
Credit derivatives								
Credit derivatives purchased	131	—	—	—	—	—	—	—
Credit derivatives writtten	484	3	3	—	—	—	—	—
Total	615	3	3	—	—	—	—	—
Total trading	809 806	3 973	34 123	30 150	803 920	5 025	937 289	992
28.2 Hedging								
Foreign exchange derivatives	4 640	(26)	25	51	17 864	138	8 162	(6)
Interest rate derivatives	48 884	(783)	15	798	32 045	(652)	6 507	—
Commodity derivatives	—	—	—	—	11	—	—	—
Credit derivatives	—	—	—	—	285	(1)	—	—
Total hedging	53 524	(809)	40	849	50 205	(515)	14 669	(6)
Total derivative instruments	863 330	3 164	34 163	30 999	854 125	4 510	951 958	986

GROUP	2003 Less than 1 year %	1 to 5 years %	More than 5 years %	Total %
28. DERIVATIVE FINANCIAL INSTRUMENTS *(continued)*				
28.3 Maturity analysis				
Trading				
Foreign exchange derivatives	42,1	9,8	6,9	58,8
Interest rate derivatives	2,4	10,8	8,3	21,5
Equity derivatives	1,6	0,3	—	1,9
Commodity derivatives	3,9	0,4	—	4,3
Credit derivatives	0,1	—	—	0,1
Total trading	50,1	21,3	15,2	86,6
Hedging				
Foreign exchange derivatives	0,3	—	—	0,3
Interest rate derivatives	2,8	7,7	2,6	13,1
Credit derivatives	—	—	—	—
Total hedging	3,1	7,7	2,6	13,4
Total derivative instruments	53,2	29,0	17,8	100,0

GROUP	2003 Notional amount Rm	Fair value Rm	Fair value assets Rm	Fair value liabilities Rm	2002 Notional amount Rm	Fair value Rm	2001 Notional amount Rm	Fair value Rm
28.4 Unsettled transactions								
Carry and repurchase transactions purchased	8 716	9 454	9 454	—	13 652	13 162	15 427	15 339
Carry and repurchase transactions sold	4 942	(5 338)	—	5 338	5 238	(5 069)	5 399	(5 368)
Unsettled gilts	5 163	4 692	5 239	547	5 192	279	—	—
Unsettled gilts purchased	4 858	5 239	5 239	—	2 738	2 587	—	—
Unsettled gilts sold	305	(547)	—	547	2 454	(2 308)	—	—
Other unsettled transactions	341	(1)	1	2	—	—	—	—
Total unsettled transactions	19 162	8 807	14 694	5 887	24 082	8 372	20 826	9 971

28. DERIVATIVE FINANCIAL INSTRUMENTS *(continued)*

Derivative financial instruments are entered into in the normal course of business to manage various financial risks.

Derivative financial instruments entered into in terms of asset and liability management strategies are defined as hedging transactions and such instruments are accounted for on the same basis as the items hedged. There are no commitments or contingent commitments under derivative financial instruments that are not settled other than with cash.

Notional amount

The gross notional amount is the sum of the absolute value of all bought and sold contracts. The notional amount will not generally reflect the amount receivable or payable under a derivative contract. The notional amount should be viewed only as a means of assessing the extent of the Group's participation in derivative contracts and not the market risk position or the credit exposure arising on such contracts.

Fair value

The amounts disclosed represent the net fair value as at year-end of all derivative financial instruments held. The fair value of a derivative financial instrument represents the market value if the rights and obligations arising from derivative instruments were closed out by the Group in orderly market conditions at year-end. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models, where appropriate.

Fair value assets and liabilities

The fair value assets and liabilities for the 2003 financial year represent the fair value of derivative financial instruments, excluding the impact of master netting agreements. The impact of master netting agreements is taken into account on an aggregate basis in determining the on-balance sheet fair value of assets which represent the credit exposure arising on such contracts.

GROUP	ZAR Rm	USD Rm	GBP Rm	Euro Rm	Other Rm	Total Rm
	31 March 2003					
29. GROUP CURRENCY PROFILE						
ASSETS						
Cash and short-term assets	9 281	2 249	133	317	637	12 617
Short-term money market assets	9 442	392	1 204	5	697	11 740
Government and other securities	8 326	3 441	145	3 620	1 253	16 785
Advances	172 208	20 560	520	3 598	2 411	199 297
Other assets	18 968	54	72	26	361	19 481
Investments and subsidiaries	2 968	197	18	138	185	3 506
Associated companies	450	—	—	—	—	450
Property and equipment	2 383	2	29	5	194	2 613
Intangible assets and goodwill	163	—	—	—	24	187
Deferred taxation	183	—	40	—	—	223
Client liabilities under acceptances	2 139	24	—	1	1	2 165
Total assets	226 511	26 919	2 161	7 710	5 763	269 064
LIABILITIES						
Deposits and current accounts	189 303	23 135	1 021	5 605	2 992	222 056
Deferred taxation	1 440	—	—	—	11	1 451
Other liabilities and provisions	17 932	88	100	188	568	18 876
Taxation	305	2	—	—	20	327
Insurance funds	1 396	—	—	—	—	1 396
Subordinated debt	5 686	—	—	—	—	5 686
Liabilities to clients under acceptances	2 139	24	—	1	1	2 165
Total liabilities	218 201	23 249	1 121	5 794	3 592	251 957
Share capital and premium	2 835	—	—	—	—	2 835
Reserves	13 789	(53)	(31)	225	101	14 031
Shareholders' funds	16 624	(53)	(31)	225	101	16 866
Minority shareholders' interest	241	—	—	—	—	241
Total liabilities and shareholders' funds	235 066	23 196	1 090	6 019	3 693	269 064
Gross currency position		3 723	1 071	1 691	2 070	8 555
Foreign currency hedges						339
Net currency position						8 894

GROUP	ZAR Rm	USD Rm	GBP Rm	Euro Rm	Other Rm	Total Rm
	31 March 2002					
29. GROUP CURRENCY PROFILE *(continued)*						
ASSETS						
Cash and short-term assets	7 972	2 147	269	612	688	11 688
Short-term money market assets	9 083	622	901	98	677	11 381
Government and other securities	8 973	4 980	249	2 415	1 007	17 624
Advances	160 000	17 338	1 678	2 668	2 176	183 860
Other assets	12 039	495	148	27	309	13 018
Investments and subsidiaries	2 639	376	52	211	252	3 530
Associated companies	179	89	—	—	174	442
Property and equipment	2 368	5	44	10	125	2 552
Intangible assets and goodwill	65	—	—	1	—	66
Deferred taxation	380	—	36	—	29	445
Client liabilities under acceptances	2 651	43	—	—	—	2 694
Total assets	206 349	26 095	3 377	6 042	5 437	247 300
LIABILITIES						
Deposits and current accounts	174 038	28 728	1 869	4 684	4 447	213 766
Deferred taxation	1 379	—	—	—	35	1 414
Other liabilities and provisions	5 901	94	188	102	1 068	7 353
Taxation	631	—	15	—	94	740
Insurance funds	1 453	—	—	—	—	1 453
Subordinated debt	4 394	—	—	—	—	4 394
Liabilities to clients under acceptances	2 651	43	—	—	—	2 694
Total liabilities	190 447	28 865	2 072	4 786	5 644	231 814
Share capital and premium	2 835	—	—	—	—	2 835
Reserves	11 836	54	73	242	295	12 500
Shareholders' funds	14 671	54	73	242	295	15 335
Minority shareholders' interest	151	—	—	—	—	151
Total liabilities and shareholders' funds	205 269	28 919	2 145	5 028	5 939	247 300
Gross currency position		(2 824)	1 232	1 014	(502)	(1 080)
Foreign currency hedges						528
Net currency position						(552)

GROUP	ZAR Rm	USD Rm	GBP Rm	Euro Rm	Other Rm	Total Rm
			31 March 2001			
29. GROUP CURRENCY PROFILE *(continued)*						
ASSETS						
Cash and short-term assets	4 013	785	539	644	421	6 402
Short-term money market assets	7 911	1 667	595	141	148	10 462
Government and other securities	7 609	1 452	—	576	1 005	10 642
Advances	139 309	13 165	687	2 128	1 107	156 396
Other assets	607	2 432	956	46	400	4 441
Investments and subsidiaries	2 066	364	180	1	60	2 671
Associated companies	305	—	17	10	—	332
Property and equipment	2 457	2	23	—	80	2 562
Intangible assets and goodwill	164	—	—	—	—	164
Deferred taxation	193	—	5	—	—	198
Client liabilities under acceptances	2 225	19	—	—	—	2 244
Total assets	166 859	19 886	3 002	3 546	3 221	196 514
LIABILITIES						
Deposits and current accounts	133 668	27 676	1 665	2 473	2 254	167 736
Deferred taxation	1 998	—	—	—	4	2 002
Other liabilities and provisions	4 807	38	177	162	465	5 649
Taxation	355	—	28	—	16	399
Insurance funds	1 163	—	—	—	—	1 163
Subordinated debt	2 962	—	—	—	—	2 962
Liabilities to clients under acceptances	2 225	19	—	—	—	2 244
Total liabilities	147 178	27 733	1 870	2 635	2 739	182 155
Share capital and premium	2 829	—	—	—	—	2 829
Reserves	10 335	279	197	133	96	11 040
Shareholders' funds	13 164	279	197	133	96	13 869
Minority shareholders' interest	490	—	—	—	—	490
Total liabilities and shareholders' funds	160 832	28 012	2 067	2 768	2 835	196 514
Gross currency position		(8 126)	935	778	386	(6 027)
Foreign currency hedges						3 416
Net currency position						(2 611)

Note:

Balance sheets of offshore subsidiaries/branches/representative offices were translated at the appropriate exchange rate at year-end as set out below.

Principal foreign currency conversion rates	**One South African rand equals 2003**	2002	2001
Japanese yen	**14,9701**	11,6167	15,6149
Pound sterling	**0,0797**	0,0616	0,0874
United States dollar	**0,1261**	0,0877	0,1246
Euro	**0,1157**	0,1005	0,1415
Tanzanian shillings	**112,866**	87,426	107,383
Mozambican meticals	**2 624,000**	—	—

The above exchange rates were used to translate foreign currency monetary items to South African rand at the financial year-end.

GROUP	On demand Rm	Within 1 year Rm	From 1 year to 5 years Rm	More than 5 years Rm	Total Rm
			31 March 2003		
30. GROUP LIQUIDITY PROFILE					
ASSETS					
Cash and short-term assets	11 819	798	—	—	12 617
Short-term money market assets	497	11 142	101	—	11 740
Government and other securities	403	778	10 003	5 601	16 785
Advances	23 825	36 604	47 458	91 410	199 297
Other assets	13 681	5 621	103	76	19 481
Investments and subsidiaries	486	1 528	1 266	226	3 506
Associated companies	—	—	90	360	450
Property and equipment	—	530	1 328	755	2 613
Intangible assets and goodwill	—	49	138	—	187
Deferred taxation	—	91	80	52	223
Client liabilities under acceptances	—	1 597	568	—	2 165
Total assets	50 711	58 738	61 135	98 480	269 064
LIABILITIES					
Deposits and current accounts	95 824	118 432	6 727	1 073	222 056
Deferred taxation	—	691	590	170	1 451
Other liabilities and provisions	14 088	3 645	695	448	18 876
Taxation	—	304	23	—	327
Insurance funds	237	—	—	1 159	1 396
Subordinated debt	—	74	1 262	4 350	5 686
Liabilities to clients under acceptances	—	1 597	568	—	2 165
Total liabilities	110 149	124 743	9 865	7 200	251 957
Share capital and premium	—	—	—	2 835	2 835
Reserves	—	554	—	13 477	14 031
Shareholders' funds	—	554	—	16 312	16 866
Minority shareholders' interest	—	—	—	241	241
Total liabilities and shareholders' funds	110 149	125 297	9 865	23 753	269 064

GROUP	On demand Rm	Within 1 year Rm	From 1 year to 5 years Rm	More than 5 years Rm	Total Rm
			31 March 2002		
30. GROUP LIQUIDITY PROFILE *(continued)*					
ASSETS					
Cash and short-term assets	10 514	1 174	—	—	11 688
Short-term money market assets	554	10 817	10	—	11 381
Government and other securities	26	4 618	6 040	6 940	17 624
Advances	26 286	36 915	43 477	77 182	183 860
Other assets	2 568	9 849	544	57	13 018
Investments and subsidiaries	44	2 277	889	320	3 530
Associated companies	—	—	67	375	442
Property and equipment	—	163	1 445	944	2 552
Intangible assets and goodwill	—	16	50	—	66
Deferred taxation	21	133	153	138	445
Client liabilities under acceptances	—	1 803	891	—	2 694
Total assets	40 013	67 765	53 566	85 956	247 300
LIABILITIES					
Deposits and current accounts	110 383	97 996	5 037	350	213 766
Deferred taxation	—	652	617	145	1 414
Other liabilities and provisions	3 205	2 911	861	376	7 353
Taxation	222	518	—	—	740
Insurance funds	—	167	26	1 260	1 453
Subordinated debt	—	—	1 528	2 866	4 394
Liabilities to clients under acceptances	—	1 803	891	—	2 694
Total liabilities	113 810	104 047	8 960	4 997	231 814
Share capital and premium	—	—	—	2 835	2 835
Reserves	—	410	—	12 090	12 500
Shareholders' funds	—	410	—	14 925	15 335
Minority shareholders' interest	—	—	—	151	151
Total liabilities and shareholders' funds	113 810	104 457	8 960	20 073	247 300

GROUP	On demand Rm	Within 1 year Rm	From 1 year to 5 years Rm	More than 5 years Rm	Total Rm
			31 March 2001		
30. GROUP LIQUIDITY PROFILE *(continued)*					
ASSETS					
Cash and short-term assets	6 402	—	—	—	6 402
Short-term money market assets	2 218	8 244	—	—	10 462
Government and other securities	—	7 599	3 043	—	10 642
Advances	23 126	21 125	42 443	69 702	156 396
Other assets	—	4 441	—	—	4 441
Investments and subsidiaries	—	—	—	2 671	2 671
Associated companies	—	—	—	332	332
Property and equipment	—	—	1 372	1 190	2 562
Intangible assets and goodwill	—	—	164	—	164
Deferred taxation	—	—	—	198	198
Client liabilities under acceptances	—	2 244	—	—	2 244
Total assets	31 746	43 653	47 022	74 093	196 514
LIABILITIES					
Deposits and current accounts	65 265	95 017	7 454	—	167 736
Deferred taxation	—	—	—	2 002	2 002
Other liabilities and provisions	4 814	835	—	—	5 649
Taxation	399	—	—	—	399
Insurance funds	—	—	1 163	—	1 163
Subordinated debt	—	—	1 712	1 250	2 962
Liabilities to clients under acceptances	—	2 244	—	—	2 244
Total liabilities	70 478	98 096	10 329	3 252	182 155
Share capital and premium	—	—	—	2 829	2 829
Reserves	—	467	—	10 573	11 040
Shareholders' funds	—	467	—	13 402	13 869
Minority shareholders' interest	—	—	—	490	490
Total liabilities and shareholders' funds	70 478	98 563	10 329	17 144	196 514

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
31. MANAGED FUNDS			
Estates	**1 039**	739	700
Portfolio management	**10 573**	2 167	3 882
Trusts	**2 803**	3 088	2 813
Participation bond schemes	**1 128**	954	799
Unit trusts	**22 770**	24 346	14 691
Property funds	**10 371**	9 025	5 240
Other	**6 857**	795	—
	55 541	41 114	28 125

The above assets are managed in a fiduciary capacity on behalf of clients.

32. RELATED PARTY TRANSACTIONS

Absa Group Limited is the ultimate holding company in the Absa Group. The shares are widely held by public and non-public shareholders. Refer to page 96.

32.1 Subsidiary companies

Absa Group Limited and its subsidiaries entered into various financial services transactions with fellow subsidiaries and other related parties during the year. These transactions are entered into in the normal course of business, under terms that are no more favourable than those arranged with third parties.

Refer to note 9 and Annexure A for detailed disclosure of investments in subsidiaries.

32.2 Associated companies

Absa Group Limited and its subsidiaries entered into a limited number of non-material transactions with associated companies during the year. These transactions are entered into in the normal course of business, under terms that are no more favourable than those arranged with third parties.

Refer to note 10 and Annexure A for detailed disclosure of investments in associated companies.

32.3 Loan to Absa Group Limited Share Incentive Scheme

Absa Bank Limited has extended a loan of R438 million (2002: R424 million, 2001: R353 million) to the Absa Group Limited Share Incentive Scheme. This loan is secured by a cession of 14 590 274 (2002: 14 691 980, 2001: 11 989 794) shares owned by the Absa Group Limited Share Incentive Scheme in Absa Group Limited.

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
32. RELATED PARTY TRANSACTIONS *(continued)*			
32.4 Directors			
Directors' emoluments			
Executive directors	**22,3**	6,8	11,0
Fees for services as director	**0,2**	0,1	0,1
Salaries	**6,2**	3,6	5,0
Allowances	**—**	—	—
Retirement fund contributions	**0,5**	0,3	0,4
Bonuses	**13,2**	0,8	3,6
Gain on exercise of share options	**1,2**	1,0	0,6
Other perquisites	**1,0**	1,0	1,3
Non-executive directors	**4,2**	8,0	2,5
Fees for services as director	**2,7**	2,2	1,4
Gains on exercise of share options	**—**	4,5	—
Other services	**1,5**	1,3	1,1
Paid by subsidiary companies	**(25,4)**	(13,9)	(9,2)
	1,1	0,9	4,3

For further detail on the interests of the directors and officers of the Group with Absa Group Limited and its subsidiaries, refer to the Remuneration Report and the Directors' Report on pages 17 and 26 respectively. The bonuses disclosed are bonuses paid and payable in terms of the Absa Group's performance for the respective financial years ended.

32.5 Share options granted to directors

The aggregate number of shares and share options granted to executive directors of the Company during the year was 375 000 (2002: 240 000, 2001: 72 000). The share options were granted on the same terms and conditions as those offered to other employees of the Company. The outstanding number of shares and share options granted to executive directors at the end of the year was 1 534 798 (2002: 856 855, 2001: 1 051 000).

33. RETIREMENT FUNDS

With the exception of certain employees who have exercised an option not to become members, all full-time permanent employees are members of the Absa Group Pension Fund ("the Fund"), which has a defined benefit and a defined contribution structure. All members at 31 March 1997 had the option to convert to the defined contribution structure of which the majority did. Members joining the Fund on or after 1 April 1997 are entitled to benefits under the defined contribution structure.

Of the employees belonging to the Fund, 99% (2002: 99%, 2001: 99%) were members of the defined contribution structure, while 1% (2002: 1%, 2001: 1%) were members of the defined benefit structure.

The Fund is financed by company and employee contributions and investment income. Company contributions in respect of the defined benefit structure are based on actuarial advice and are expensed in the income statement. It is Absa's policy to ensure that the fund is adequately funded to provide for the benefits of members, and particularly to ensure that any shortfall with regard to the defined benefit structure is being met by way of additional contributions.

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
33. RETIREMENT FUNDS *(continued)*			
The benefits provided by the defined benefit structure are based on a formula taking into account years of membership and remuneration levels. The benefits provided by the defined contribution structure are determined by accumulated contributions and returns on investments.			
The Fund is governed by the Pension Funds Act, 1956, which requires that an actuarial valuation be carried out at least every three years. The most recent valuation of the Fund was effected on 1 April 2002 and confirmed that the Fund was in a sound financial position.			
Liabilities in respect of the defined benefit structure are calculated based on assumptions regarding the expected experience in respect of death, withdrawals, early retirement, family statistics, rate of increase in pensionable remuneration and medical subsidies, administration costs and the expected yield on assets.			
The most recent valuation of the Fund was, consistent with previous valuations, performed using a projected benefit method in respect of the defined benefit structure, and confirmed that the fair value of the assets in respect of the defined benefit structure of the Fund, amounting to R2 915 million (2002: R2 630 million, 2001: R2 630 million), exceeded the value of the actuarially determined liabilities, amounting to R2 500 million (2002: R2 256 million, 2001: R2 256 million), of this structure by R415 million (2002: R374 million, 2001: R374 million). Current contribution levels are also considered to be adequate to meet future obligations.			
The pension fund costs were as follows:			
Employer contributions to scheme	**280**	262	240
Subsidiary companies employer contribution to non-Absa schemes	**21**	—	—
	301	262	240
34. POST-RETIREMENT MEDICAL AID CONTRIBUTIONS			
The Group has no commitments in respect of medical aid contributions of pensioners that retired after 31 March 1996. In terms of an agreement with pensioners that retired prior to 1 April 1996, they have accepted liability for their future medical aid contributions in return for increased pensions. The pension fund is adequately funded, taking into account this liability (refer note 33).			
35. COMPARATIVE FIGURES			
Comparative figures have been regrouped where necessary.			

		GROUP	
	2003	2002	2001
	Rm	Rm	Rm
36. RECONCILIATION OF OPERATING PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES			
Operating profit	**4 473**	1 543	3 207
Adjusted for:			
Amortisation	**66**	66	58
Depreciation	**632**	608	636
Impairment charge	**103**	171	18
Indirect taxation	**695**	649	534
Provisions	**166**	12	372
Provision for bad and doubtful advances	**1 957**	4 042	1 643
Profit on sale of property and equipment	**(30)**	—	(58)
(Profit)/loss on realisation of investments	**(136)**	117	(74)
Write-up of dated securities	**(192)**	(168)	(145)
Dividends received from associated companies	**(19)**	(17)	(13)
Net cash inflow from operating activities	**7 715**	7 023	6 178
37. CASH RECEIPTS FROM CUSTOMERS			
Interest income	**30 299**	24 517	22 571
Write-up of dated securities	**(192)**	(168)	(145)
Fees and commission income	**6 139**	5 282	4 209
Trading and other income	**2 803**	2 512	2 067
	39 049	32 143	28 702
38. CASH PAID TO CUSTOMERS, EMPLOYEES AND SUPPLIERS			
Interest expense	**21 467**	16 133	14 708
Staff costs	**5 338**	4 872	4 491
Other payments	**4 529**	4 115	3 325
	31 334	25 120	22 524
39. DIVIDENDS PAID			
Total dividends paid during the year (refer note 25)	**801**	810	668
Dividends paid to minorities	**6**	28	26
	807	838	694

	GROUP		
	2003	2002	2001
	Rm	Rm	Rm
40. INCREASE IN INCOME-EARNING FUNDS AND OTHER DEBTORS			
Advances and other accounts	**16 342**	31 506	9 771
Government and other securities	**(986)**	6 982	(320)
Other assets	**5 421**	8 611	1 669
Other short-term securities	**223**	919	4 277
	21 000	48 018	15 397
41. INCREASE IN DEPOSITS AND OTHER CREDITORS AND PROVISIONS			
Deposits	**6 512**	46 030	9 606
Insurance funds	**(391)**	300	173
Creditors and other liabilities	**11 077**	1 692	(1 100)
	17 198	48 022	8 679
42. TAXATION PAID			
Amounts unpaid at beginning of year	**1 656**	2 116	1 786
Other liabilities	**2 154**	2 401	1 839
Other assets	**(498)**	(285)	(53)
Acquisitions	**—**	—	(31)
Other liabilities	**—**	—	47
Other assets	**—**	—	(78)
Income statement charge	**1 104**	337	717
Indirect taxation in income statement	**695**	649	534
Taxation on associated companies	**(25)**	(24)	(18)
Amounts unpaid at end of year	**(1 501)**	(1 656)	(2 116)
Other liabilities	**(1 739)**	(2 154)	(2 401)
Other assets	**238**	498	285
	1 929	1 422	872
43. INVESTMENT IN SUBSIDIARY COMPANIES			
Investment in shares	**(505)**	(131)	1 553
Minority shareholders	**(7)**	(86)	—
	(512)	(217)	1 553

44. ACQUISITIONS

44.1 Banco Austral Sarl (Mozambique)

On 1 January 2002 the Group acquired 80% of the share capital of Banco Austral Sarl in Mozambique. The acquired business contributed R238 million to operating income and R16 million to headline earnings for the year. Goodwill amounted to R63 million.

Details of the net assets acquired and goodwill are as follows:

	Rm
Purchase consideration:	
Cash paid and payable	131
Less: Fair value of net assets acquired	68
Goodwill (refer note 12)	63
Fair value adjustments were made to the book values of net assets acquired.	
Cash and short-term assets	179
Government and other securities	96
Advances	202
Other assets	859
Property and equipment	121
Deposits and current accounts	(1 207)
Other liabilities	(165)
Minority shareholders' interest	(17)
Fair value of net assets acquired	68
Goodwill	63
Total purchase consideration	131
Less:	
Future payments	(72)
Cash and cash equivalents in subsidiary acquired	(179)
Cash inflow on acquisition	120

44. ACQUISITIONS *(continued)*

44.2 PSG Investment Bank Holdings Limited

On 31 March 2003 the Group met all conditions precedent to acquire 100% of the share capital of PSG Investment Bank Holdings Limited. The effective date, for accounting purposes, of this transaction was 1 November 2002, consequently income from this date is consolidated into the Group results. The acquired business contributed R47 million to operating income and R22 million to headline earnings (after funding cost) for the period. Goodwill amounted to R95 million.

Details of the net assets acquired and goodwill are as follows:

	Rm
Purchase consideration:	
Cash paid and payable	928
Less: Fair value of net assets acquired	833
Goodwill (refer note 12)	95
Fair value adjustments were made to the book values of net assets acquired.	
Cash and short-term assets	172
Short-term money market assets	136
Government and other securities	51
Advances	850
Other assets	89
Investments	189
Deposits and current accounts	(571)
Other liabilities	(43)
Provisions	(1)
Taxation	(39)
Fair value of net assets acquired	833
Goodwill	95
Total purchase consideration	928
Less:	
Cash and cash equivalents in subsidiary acquired	(172)
Cash outflow on acquisition	(756)

SUBSIDIARY AND ASSOCIATED COMPANIES

Annexure A

Name	Issued capital Rm	Direct holding %	Shares at book value 2003 Rm	2002 Rm	2001 Rm	Net indebtedness 2003 Rm	2002 Rm	2001 Rm
SUBSIDIARY COMPANIES								
Banking related								
Absa Bank Limited and its major divisions/subsidiaries	270	100	**2 469**	2 469	2 469	**(610)**	507	787
Personal banking								
Segment focus SBUs								
Private Bank								
Personal Financial Services								
Retail Banking Services								
Flexi Banking Services								
Unibank division								
Product focus SBUs								
Absa Card								
Absa Home Loans								
Delivery Channel Services								
Commercial banking								
Business Banking Services								
Absa Vehicle and Asset Finance								
Wholesale banking								
Absa Corporate and Merchant Bank								
Absa Bank London								
Absa Bank Singapore								
Bankhaus Wölbern & Co (Germany)								
Absa Asia Limited (Hong Kong)								
Absa Development Company Holdings (Proprietary) Limited	—	100	**23**	23	23	**—**	—	—
Absa Finance Company (Proprietary) Limited (trading as Cutfin)	10	100	**10**	10	10	**607**	797	852
MLS Bank Limited	30	100	**87**	87	87	**—**	—	47
Absa Manx Holdings Limited (Isle of Man)	—	100	**3**	3	3	**—**	—	—
Absa Stockbrokers (Proprietary) Limited	—	100	**—**	—	—	**43**	23	23
Abvest Holdings Limited	—	60	**33**	27	—	**—**	—	—
AllPay Holdings Limited	—	100	**—**	—	—	**408**	226	—
UniFer Holdings Limited	13	100	**—**	—	398	**1 885**	2 082	1 113
Banco Austral Sarl (Mozambique)*	177	80	**131**	131	—	**—**	—	—
National Bank of Commerce Limited (Tanzania)*	81	55	**86**	86	96	**—**	—	—
Conbros Limited	2	100	**32**	30	30	**(32)**	(42)	(29)
PSG Investment Bank Holdings Limited	—	100	**928**	—	—	**—**	—	—

Annexure A *(continued)*

Name	Issued capital	Direct holding	Shares at book value			Net indebtedness		
			2003	2002	2001	**2003**	2002	2001
	Rm	%	**Rm**	Rm	Rm	**Rm**	Rm	Rm
SUBSIDIARY COMPANIES *(continued)*								
Financial services and insurance								
Absa Financial Services Limited and its major subsidiaries	—	100	**118**	118	118	**199**	241	185
Absa Insurance Company Limited								
Absa Life Limited								
Absa Brokers (Proprietary) Limited								
Absa Trust Limited								
Absa Consultants and Actuaries (Proprietary) Limited								
Absa Fund Managers Limited								
Absa Syndicate Investments Holdings Limited (United Kingdom)								
Absa Investment Management Services (Proprietary) Limited								
Subsidiaries' aggregate profits and losses after taxation								
Aggregate profits after taxation			**3 324**	3 627	2 287			
Aggregate losses after taxation			**(69)**	(2 329)	(30)			
ASSOCIATED COMPANIES								
Commercial Bank of Zimbabwe Limited (Zimbabwe)*	113	26	**39**	39	30	**—**	—	—
Capricorn Investment Holdings Limited (Namibia) (formerly Bank Windhoek)	4	36	**164**	135	103	**—**	—	—
Meeg Bank Holdings Limited	42	39	**17**	53	53	**—**	13	13
Global Access Telecommunications Services (SA) (Proprietary) Limited**	—	55	**7**	—	5	**—**	2	9
Revesco Holdings (Proprietary) Limited	46	33	**8**	31	21	**—**	—	—
Ford Credit South Africa (Proprietary) Limited	128	50	**119**	95	77	**1 492**	1 497	1 330
Stonehage Financial Services Holdings Limited	—	50	**61**	59	13	**8**	5	5
MAN Financial Services (South Africa) (Proprietary) Limited	—	50	**3**	—	—	**384**	—	—
Associated companies' aggregate profits and losses after taxation								
Aggregate profits after taxation			**67**	76	35			

Details are given in respect of companies that are material to the proper appreciation of the affairs of the Group.
All companies are registered in South Africa unless otherwise indicated.
** 31 December year-end.*
*** 30 June year-end.*

Annexure B

In terms of the rules of the Absa Group Limited Share Incentive Scheme ("the Scheme") the maximum number of shares of the Company which may be issued or transferred and/or in respect of which options may be granted to the participants, shall be limited to shares representing 10% of the total number of issued shares from time to time, excluding shares repurchased by the Trustees, in respect of which options have been exercised, cancelled or have lapsed, and Scheme shares released to participants.

	Number of shares		
	2003	2002	2001
Shares and options subject to the Scheme at beginning of year			
Scheme shares issued	**1 209 492**	1 594 976	2 028 483
Options granted	**32 048 567**	28 075 519	26 218 407
	33 258 059	29 670 495	28 246 890
Scheme shares issued and options granted during the year	**8 729 746**	10 134 547	5 582 982
	41 987 805	39 805 042	33 829 872
Options exercised and implemented, options cancelled and Scheme shares released or repurchased by the Trustees in terms of the rules of the Scheme	**(2 880 142)**	(6 546 983)	(4 159 377)
Shares and options subject to the Scheme at end of year	**39 107 663**	33 258 059	29 670 495
Comprising			
Scheme shares issued	**1 168 620**	1 209 492	1 594 976
Options granted and unexercised	**37 939 043**	32 048 567	28 075 519
	39 107 663	33 258 059	29 670 495

	% of total issued shares	**Number of shares**	% of total issued shares	Number of shares	% of total issued shares	Number of shares
Maximum shares and options available	**10,0**	**65 154 675**	7,5	48 866 006	7,5	48 641 006
Shares and options subject to the Scheme	**(6,0)**	**(39 107 663)**	(5,1)	(33 258 059)	(4,6)	(29 670 495)
Balance of shares and options available	**4,0**	**26 047 012**	2,4	15 607 947	2,9	18 970 511

Details regarding the options granted and still outstanding at 31 March 2003 are as follows:

Expiry date*	**Number of options**	**Average option price R**
Year to 31 March 2004	293 573	9,94
Year to 31 March 2005	346 486	11,05
Year to 31 March 2006	355 959	14,33
Year to 31 March 2007	1 109 985	20,77
Year to 31 March 2008	2 557 134	30,62
Year to 31 March 2009	3 886 914	18,59
Year to 31 March 2010	6 628 017	27,76
Year to 31 March 2011	4 778 407	26,64
Year to 31 March 2012	9 342 822	36,84
Year to 31 March 2013	8 639 746	33,61
	37 939 043	29,82

**Options are implementable at least five years before expiry date.*

Company financial statements
Balance sheet

at 31 March

	Note	2003 Rm	2002 Rm	2001 Rm
			COMPANY	
ASSETS				
Cash and short-term assets	2	**19**	18	48
Other assets	3	**37**	20	30
Investments	4	**155**	155	138
Subsidiary companies	5	**3 534**	3 545	4 053
Associated companies	6	**199**	225	168
Total assets		**3 944**	3 963	4 437
LIABILITIES				
Deferred taxation	7.1	**34**	33	199
Taxation	7.5	**36**	13	(3)
Other liabilities and provisions	8	**81**	112	23
Total liabilities		**151**	158	219
SHAREHOLDERS' FUNDS				
Share capital	9	**1 303**	1 303	1 297
Share premium		**1 532**	1 532	1 532
Reserves	10	**958**	970	1 389
Shareholders' funds		**3 793**	3 805	4 218
Total liabilities and shareholders' funds		**3 944**	3 963	4 437

Income statement

for the year ended 31 March

	Note	2003 Rm	2002 Rm	2001 Rm
			COMPANY	
Interest income	11.2	**198**	178	152
Interest expense	11.3	**—**	—	(2)
Net interest income		**198**	178	150
Non-interest income	11.4	**743**	814	760
Operating income		**941**	992	910
Operating expenditure	11.5	**(11)**	(16)	(10)
Indirect taxation	7.3	**—**	—	(1)
Net income before abnormal item		**930**	976	899
Write-off of investment in subsidiary	12	**(31)**	(500)	—
Net income from operations		**899**	476	899
Share of associated companies' income	6	**35**	45	33
Net income before taxation		**934**	521	932
Taxation	7.2	**(141)**	(134)	(50)
Net income attributable to shareholders		**793**	387	882
Headline earnings	13	**852**	887	882

Cash flow statement

for the year ended 31 March

	Note	COMPANY 2003 Rm	2002 Rm	2001 Rm
Cash retained from operating activities				
Cash receipts from customers	18	**772**	819	771
Cash paid to customers, employees and suppliers	19	**(11)**	(16)	(10)
Cash available from operating activities	17	**761**	803	761
Dividends paid		**(801)**	(810)	(668)
Net cash (outflow)/inflow from operating activities		**(40)**	(7)	93
(Decrease)/increase in operating funds		**(48)**	99	(1 002)
(Increase)/decrease in income-earning funds and other debtors	20	**(17)**	10	(24)
(Decrease)/increase in deposits and other creditors and provisions	21	**(31)**	89	(978)
Taxation paid	22	**(104)**	(270)	(8)
Cash generated from investing activities		**197**	138	849
Investment in subsidiary companies	23	**196**	176	864
Investment in associated companies		**(4)**	(26)	3
Investment in shares		**(3)**	(14)	(19)
Proceeds on disposal of investments		**3**	—	—
Dividends received from associated companies		**5**	2	1
Cash flows from financing activities		**—**	6	11
Issue of share capital		**—**	6	11
Other movements		**(4)**	4	1
Increase/(decrease) in cash and cash equivalents		**1**	(30)	(56)
Cash and short-term assets at beginning of year		**18**	48	104
Cash and short-term assets at end of year		**19**	18	48

STATEMENT OF CHANGES IN EQUITY

at 31 March

COMPANY	Note	Share capital and premium Rm	Translation reserve Rm	Associated companies' earnings Rm	Distributable reserves Rm	Total Rm
Balance at 31 March 2000		2 818	—	57	1 117	3 992
Share capital issued		11	—	—	—	11
Foreign currency translation effects		—	1	—	—	1
Share of associated companies' retained earnings	6	—	—	23	(23)	—
Attributable income		—	—	—	882	882
Dividends paid	14	—	—	—	(668)	(668)
Balance at 31 March 2001		2 829	1	80	1 308	4 218
Foreign currency translation effects		—	4	—	—	4
Share capital issued		6	—	—	—	6
Share of associated companies' retained earnings	6	—	—	31	(31)	—
Attributable income		—	—	—	387	387
Dividends paid	14	—	—	—	(810)	(810)
Balance at 31 March 2002		2 835	5	111	854	3 805
Foreign currency translation effects		—	**(4)**	—	—	**(4)**
Share of associated companies' retained earnings	6	—	—	**22**	**(22)**	—
Attributable income		—	—	—	**793**	**793**
Dividends paid	14	—	—	—	**(801)**	**(801)**
Balance at 31 March 2003		**2 835**	**1**	**133**	**824**	**3 793**

	COMPANY		
	2003 Rm	2002 Rm	2001 Rm
1. ACCOUNTING POLICIES			
The annual financial statements of Absa Group Limited company are prepared according to the same accounting principles used in preparing the consolidated annual financial statements of Absa Group Limited. For detailed accounting policies please refer to page 34 of this report.			
2. CASH AND SHORT-TERM ASSETS			
Money on call	**19**	18	48
3. OTHER ASSETS			
Accounts receivable	**9**	20	30
Accrued interest and dividends	**28**	—	—
	37	20	30
4. INVESTMENTS			
At carrying value			
Listed			
Ordinary and preference shares	**155**	152	135
Unlisted			
Ordinary and preference shares	**—**	3	3
Total book value	**155**	155	138
At market value and directors' valuation			
Market value of listed investments	**37**	159	212
Directors' valuation of unlisted investments	**—**	3	3
Total market value and directors' valuation	**37**	162	215
Portfolio analysis			
Investment portfolio	**155**	155	138
Details regarding investments required in terms of the Companies Act of South Africa are kept at the Company's registered office. This information will be made available to shareholders upon written request.			
5. SUBSIDIARY COMPANIES			
Shares at cost less amounts written off	**5 220**	4 052	4 147
Indebtedness to the Company			
Loans	**(1 686)**	(507)	(94)
	3 534	3 545	4 053

	COMPANY		
	2003	2002	2001
	Rm	Rm	Rm
6. ASSOCIATED COMPANIES			
Shares at book value	**66**	114	88
Share of post-acquisition reserves	**133**	111	80
Share of current year's income before taxation	**40**	47	34
Dividends received	**(5)**	(2)	(1)
Amount as per income statement	**35**	45	33
Taxation	**(13)**	(14)	(10)
Transfer to non-distributable reserves	**22**	31	23
Share of reserves at the beginning of the year	**111**	80	57
Carrying value	**199**	225	168
Market value of listed shares	**39**	38	30
Directors' valuation of unlisted shares	**200**	213	221
	239	251	251

7. TAXATION

7.1 Deferred taxation

Deferred income taxes are calculated on all temporary differences under the liability method using a principal tax rate of 30% (2002: 30%, 2001: 30%).

The movement on the deferred income tax account is as follows:

	2003 Rm	2002 Rm	2001 Rm
Opening balance	**33**	199	156
Income statement charge	**1**	(166)	43
Closing balance	**34**	33	199

		COMPANY	
	2003	2002	2001
	Rm	Rm	Rm
7. TAXATION *(continued)*			
7.2 Taxation – income statement charge			
South African normal – current year	**62**	240	(3)
South African normal – prior year	**9**	4	—
Deferred taxation	**1**	(166)	43
Secondary tax on companies	**25**	23	—
Foreign taxation	**31**	19	—
Share of taxation of associated companies (refer note 6)	**13**	14	10
	141	134	50
7.3 Indirect taxation – income statement charge			
Stamp duty	**—**	—	1
	%	%	%
7.4 Rate of taxation	**30**	30	30
The rate of taxation has been reduced as a consequence of:			
Dividend income	**(23)**	(22)	(23)
Other permanent differences	**5**	13	(2)
Secondary taxation on companies	**3**	5	—
Effective rate – taxation on income	**15**	26	5
	Rm	Rm	Rm
7.5 Taxation liability			
Normal taxation	**36**	13	(3)

	COMPANY		
	2003	2002	2001
	Rm	Rm	Rm
8. OTHER LIABILITIES AND PROVISIONS			
Other creditors	**81**	112	23
9. SHARE CAPITAL			
Authorised			
700 000 000 ordinary shares of R2 each	**1 400**	1 400	1 400
Issued			
651 546 749 (2002: 651 546 749, 2001: 648 546 749) ordinary shares of R2 each	**1 303**	1 303	1 297
Unissued shares			
All the unissued shares are under the control of the directors in terms of a general authority to allot and issue them on such terms and conditions and at such times as they deem fit.			
This authority expires at the forthcoming annual general meeting of the Company.			
10. RESERVES			
10.1 Non-distributable reserves			
Foreign currency translation reserve	**1**	5	1
Share of post-acquisition reserves of associated companies	**133**	111	80
	134	116	81
10.2 Distributable reserve			
Retained income	**824**	854	1 308
Total reserves	**958**	970	1 389

	COMPANY		
	2003 Rm	2002 Rm	2001 Rm
11. INCOME AND EXPENDITURE			
11.1 Turnover			
Turnover is a concept not relevant to the business of banking. The Company's revenue consists of net interest income, investment income and other income.			
11.2 Interest income			
Loans to subsidiary companies	**198**	178	152
11.3 Interest expense	**—**	—	2
11.4 Non-interest income			
Banking related income			
Net trading income	**26**	—	—
Net (loss)/profit on realisation of investments	**(34)**	3	(7)
Dividend income	**750**	801	767
Other banking income	**1**	10	—
	743	814	760
11.5 Operating expenditure			
Other professional fees	**1**	1	2
Staff costs	**—**	—	1
Other expenses	**10**	15	7
	11	16	10

		COMPANY	
	2003	2002	2001
	Rm	Rm	Rm
12. ABNORMAL ITEM			
Impairment of investment in UniFer	**31**	500	—
13. HEADLINE EARNINGS			
Headline earnings is determined as follows:			
Net income attributable to shareholders	**793**	387	882
Adjustment for write-off of long-term investments	**34**	—	—
Adjustment for impairment of subsidiary	**31**	500	—
Foreign currency translation gain on long-term loan to subsidiary	**(6)**	—	—
	852	887	882
14. DIVIDENDS			
Final dividend number 31 of 63 cents per ordinary share (2002: 72 cents, 2001: 59 cents)	**410**	467	383
Interim dividend number 32 of 60 cents per ordinary share (2002: 53 cents, 2001: 44 cents)	**391**	343	285
Total dividends paid during the year	**801**	810	668
Interim dividend number 32 of 60 cents per ordinary share (2002: 53 cents, 2001: 44 cents)	**391**	343	285
Final dividend number 33 of 85 cents per ordinary share (2002: 63 cents, 2001: 72 cents)	**554**	410	467
Underprovision – previous year	—	—	5
Total dividends relating to income for the year	**945**	753	757

Final dividend of 85 cents per ordinary share was approved by the board on 30 May 2003. No provision has been made for this dividend and the related STC in the financial statements for the year ended 31 March 2003.

15. RELATED PARTY TRANSACTIONS

Please refer to note 32 in the Absa Group Limited consolidated financial statements on page 75 for the full disclosure of related party transactions.

16. COMPARATIVE FIGURES

Comparative figures have been regrouped where necessary.

	COMPANY		
	2003 Rm	2002 Rm	2001 Rm
17. RECONCILIATION OF OPERATING PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES			
Operating profit	**899**	476	899
Adjusted for:			
Loss/(profit) on realisation of investments	**34**	(3)	7
Impairment of investment in subsidiary	**31**	500	—
Foreign currency translation gain on long-term loan to subsidiary	**(6)**	—	—
Write-up of dated securities	**(192)**	(168)	(145)
Indirect taxation	**—**	—	1
Dividends received from associated companies	**(5)**	(2)	(1)
Net cash inflow from operating activities	**761**	803	761
18. CASH RECEIPTS FROM CUSTOMERS			
Interest income	**198**	178	152
Write-up of dated securities	**(192)**	(168)	(145)
Trading and other income	**766**	809	764
	772	819	771
19. CASH PAID TO CUSTOMERS, EMPLOYEES AND SUPPLIERS			
Interest expense	**—**	—	2
Staff costs	**—**	—	1
Other payments	**11**	16	7
	11	16	10
20. (INCREASE)/DECREASE IN INCOME-EARNING FUNDS AND OTHER DEBTORS			
Other assets	**(17)**	10	(24)
21. (DECREASE)/INCREASE IN OTHER LIABILITIES AND PROVISIONS			
Other liabilities and provisions	**(31)**	89	(978)
22. TAXATION PAID			
Amounts unpaid at beginning of year	**46**	196	163
Deferred taxation	**33**	199	156
Other taxation	**13**	(3)	7
Income statement charge	**141**	134	50
Indirect taxation	**—**	—	1
Taxation on associated companies	**(13)**	(14)	(10)
Amounts unpaid at end of year	**(70)**	(46)	(196)
Deferred taxation	**(34)**	(33)	(199)
Other taxation	**(36)**	(13)	3
	104	270	8
23. INVESTMENT IN SUBSIDIARY COMPANIES			
Net increase in shares and loan accounts	**196**	176	864

Shareholders' information

Contents

Shareholders' information

as at 31 March 2003

		Shares held	%
Major shareholders (owners) (holding more than 5%)			
Sanlam Limited and associates		148 433 967	22,78
Financial Securities Limited (Remgro)		61 387 729	9,42
Public Investment Commissioner		55 102 537	8,46
Mines Pension Funds (MPFs)		40 415 961	6,20
		305 340 194	46,86
Shareholder type			
Principal shareholders (Sanlam, Remgro and MPFs)		250 237 657	38,40
Managed funds		329 729 492	50,61
Individuals		71 579 600	10,99
		651 546 749	100,00
	Number of shareholders	**Number**	**%**
Public and non-public shareholders			
Public	61 741	385 931 087	59,23
Non-public		265 615 662	40,77
– Directors and associates	11	1 949 851	0,30
– Trustees of the Absa Share Incentive Scheme	1	13 428 154	2,06
– Sanlam Limited and associates	2	148 433 967	22,78
– Financial Securities Limited (Remgro)	1	61 387 729	9,42
– Mines Pension Funds	1	40 415 961	6,20
	61 757	651 546 749	100,00

Performance on the JSE Securities Exchange South Africa

as at 31 March

	2003	2002	2001
Number of shares in issue	**651 546 749**	651 546 749	648 546 749
Market prices (cents per share):			
Closing	**2 940**	2 530	3 210
High	**3 651**	4 155	3 365
Low	**2 500**	2 410	2 020
Weighted average	**3 132**	3 302	2 753
Closing price/net asset value per share	**1,14**	1,10	1,50
Closing price/earnings	**5,6**	8,7	8,5
Volume of shares traded (millions)	**439,9**	365,9	244,0
Value of shares traded (R millions)	**13 894,4**	12 081,1	6 719,4
Market capitalisation (R millions)	**19 155,5**	16 484,1	20 818,4

SHAREHOLDERS' DIARY

Financial year-end	31 March 2003
Annual general meeting	22 August 2003

REPORTS

Announcement of final results	2 June 2003
Announcement of interim results	24 November 2003

DIVIDENDS

	Declaration date	Last day to trade	Ex dividend date	Record date	Payment date
Final 2002/ 2003	30 May 2003	20 June 2003	23 June 2003	27 June 2003	30 June 2003
Interim 2003/ 2004	24 November 2003	11 December 2003	12 December 2003	19 December 2003	22 December 2003

ADMINISTRATION

CONTROLLING COMPANY
Absa Group Limited
Reg No 1986/003934/06

Registered office
3rd Floor, Absa Towers East
170 Main Street, Johannesburg, 2001

Postal address
PO Box 7757, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-4928
E-mail: groupsec@absa.co.za

Board of directors
D C Cronjé (Chairman)
D C Brink (Deputy chairman)
E R Bosman* (Group chief executive)
G R Pardoe* (Deputy Group chief executive)
D C Arnold
N B Bam
L Boyd
B P Connellan
A S du Plessis
F J du Toit*
G Griffin
L N Jonker
P du P Kruger
T M G Sexwale
F A Sonn
P E I Swartz
T van Wyk

Transfer secretaries
Computershare Limited
70 Marshall Street, Johannesburg, 2001

Postal address
PO Box 1053, Johannesburg, 2000
Telephone (011) 370-5000
Telefax (011) 370-5271/2

United Kingdom GDR Depositary
Deutsche Bank Trust Company Americas
Winchester House
1 Great Winchester Street
London EC2N 2DB,United Kingdom

Auditors
KPMG Inc.
Ernst & Young

Group Secretary
W R Somerville
E-mail: williams@absa.co.za

Sponsors

Lead sponsor
Merrill Lynch South Africa (Proprietary) Limited
(Member of the Merrill Lynch Group)
138 West Street, Sandown, Sandton, 2196

Postal address
PO Box 5591, Johannesburg, 2000
Telephone (011) 305-5555
Telefax (011) 305-5610

Co-sponsor
Absa Corporate and Merchant Bank
Corporate Finance Department
3rd Floor, Absa Towers North, 3W2
180 Commissioner Street
Johannesburg, 2001

Postal address
PO Box 8054, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-4928

BANKING
Absa Bank Limited and its operating divisions

Absa Bank Limited
Reg No 1986/004794/06

Registered office
3rd Floor, Absa Towers East
170 Main Street, Johannesburg, 2001

Postal address
PO Box 7735, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-4928
E-mail: groupsec@absa.co.za

Board of directors
D C Cronjé (Chairman)
D C Brink (Deputy chairman)
E R Bosman* (Chief executive)
G R Pardoe* (Deputy chief executive)
D C Arnold
N B Bam
S F Booysen*
L Boyd
B P Connellan
A S du Plessis
F J du Toit*
C Erasmus*
A M Griesel*
G Griffin
L N Jonker
P du P Kruger
T M G Sexwale
I B Skosana*
F A Sonn
P E I Swartz
J P van der Merwe*
T van Wyk
L L von Zeuner*

Absa Personal Bank Division
Absa Towers,160 Main Street
Johannesburg, 2001

Postal address
PO Box 7735, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-5144
E-mail: louisvz@absa.co.za

Divisional board
G R Pardoe* (Chairman)
E R Bosman*
D C Cronjé
C Erasmus*
N A Gasa
J H Schindehütte*
I B Skosana*
F A Sonn
D D Tabata
J P van der Merwe*
L L von Zeuner*

Absa Commercial Bank Division
Absa Towers, 160 Main Street
Johannesburg, 2001

Postal address
PO Box 7735, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-5247
E-mail: oscarg@absa.co.za

Divisional board
E R Bosman* (Chairman)
S F Booysen*
D C Cronjé
F J du Toit*
M Kropman
P C Luttig
J A Mabuza
S N Mahomed
G R Pardoe*
P E I Swartz
L L von Zeuner*

Absa Vehicle and Asset Finance Division
(previously Bankfin)
N P Mageza* (Managing executive)
Absa Towers, 160 Main Street
Johannesburg, 2001

Postal address
PO Box 8842, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-5374
E-mail: bankfin@absa.co.za

Absa Corporate and Merchant Bank Division
Absa Towers North
180 Commissioner Street
Johannesburg, 2001

Postal address
PO Box 2683, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-3104
E-mail: mzukisid@absa.co.za

**executive in Absa Group*

Divisional board
E R Bosman* (Chairman)
S P Leach* (Managing executive)
D C Brink
S F Booysen*
B P Connellan
D C Cronjé
F J du Toit*
L N Jonker
N J Morris
C C Okeahalam
G R Pardoe*

OVERSEAS OFFICES

London branch
75 King William Street
London
EC4N 7AB
Telephone (094420) 7 711-6400
Telefax (094420) 7 711-6550
E-mail: info@absa.co.uk

Hamburg
Bankhaus Wölbern & Co (AG & Co KG)
E Hirsch* (Chairman)
M Ollendorff* (Managing director)
Reg No HRA 51805
Herrengraben 74
Hamburg, D-20459
Telephone (094940) 37608-0
Telefax (094940) 37608-101
E-mail: info@woelbern.de

Absa Bank
Representative office
Herrengraben 74
Hamburg, D-20459
Telephone (094940) 36 9730-0
Telefax (094940) 36 97 3036
E-mail: stephan@absa.de

Hong Kong
Absa Asia Limited
G R Pardoe* (Chairman)
D Botha* (Managing director)
Reg No 116188
13th Floor, Dah Sing
Financial Centre
108 Gloucester Road
Wanchai, Hong Kong
Telephone (09852) 2531-9388
Telefax (09852) 2802-1908
E-mail: absahk@absaasia.com

Isle of Man
Absa Manx Holdings Limited
D Lever (Chairman)
Reg No 076041C
3rd Floor, 18-20 North Quay
Douglas, Isle of Man, IM1 4LE
Telephone (09441624) 615-042
Telefax: (09441624) 614-943
E-mail: amalgfin@enterprise.net

**executive in Absa Group*

New York
Absa Bank Limited Representative office
42nd Floor
780 Third Avenue
New York, NY 10017
Telephone (091212) 223-4400
Telefax: (091212) 223-5620
E-mail: lponcesaer@msn.com

Shanghai
Absa Bank Limited Representative office
Room 404, Dynasty Centre
457 Wulumuqi Road North
Shanghai, 200040
People's Republic of China
Telephone (098621) 6249-7050
Telefax (098621) 6249-0181
E-mail: juliaabsash@online.sh.cn

Singapore Branch
9 Temasek Boulevard
#40-01 Suntec Tower Two
Singapore, 038989
Telephone (0965) 6 333-1033
Telefax (0965) 6 333-1066
E-mail: absasgsg@absa.com.sg

STOCKBROKING

Absa Stockbrokers (Proprietary) Limited
(member of the JSE Securities Exchange South Africa)
C Erasmus* (Chairman)
M R Basford* (Managing director)
Reg No 1973/010798/07
Park Ridge Office Park
Block A, 65 Empire Road
Parktown, 2193
Postal address
PO Box 61320,Marshalltown, 2107
Dealing Department:
Telephone (011) 647-0892
Telefax (011) 647-0877
Settlement Department:
Telephone (011) 647-0819
Telefax (011) 647-0828
E-mail: edwardf@absa.co.za

FACTORING AND INVOICE DISCOUNTING

Absa Finance Company (Proprietary) Limited (trading as Cutfin)
Reg No 1990/001207/07
J P van der Merwe* (Chairman)
Z S O Nkosi* (Managing director)
19th Floor, Sanlam Building
Jeppe Street, Johannesburg, 2001
Postal address
PO Box 1411,Saxonwold, 2132
Telephone (011) 221-6444
Telefax (011) 221-7569
E-mail: echina@absa.co.za

DIRECT BANKING AND INVESTMENTS

Absa Direct/Self-Service Channels
V Naidoo* (Managing executive)
Absa Towers North
180 Commissioner Street
Johannesburg, 2001
Postal address
PO Box 7735, Johannesburg, 2000
Telephone (011) 350-8291
Telefax (011) 356-8140
E-mail: alfien@absa.co.za

CREDIT CARD SERVICES

Absa Card Division
Volkskas Centre
230 Van der Walt Street, Pretoria, 0002
Postal address
PO Box 3915,
Pretoria, 0001
Telephone (012) 317-0000
Telefax (012) 317-3400
E-mail: contactcard@absa.co.za

ASSET MANAGEMENT

Abvest Associates Limited
Reg No 1997/017903/06
G R Pardoe* (Chairman)
J B Winship* (Managing director)
2nd Floor, Swiss Re House
5 Protea Road, Claremont, 7735
Postal address
PO Box 44952
Claremont, 7735
Telephone (021) 657-6000
Telefax (021) 657-6100
E-mail: lonn.potgieter@abvest.com

SPECIALIST BANK

MLS Bank Limited
Reg No 1963/006472/06
C Erasmus* (Chairman)
L Taylor* (Managing director)
50 Oxford Road, Parktown, 2193
Postal address
PO Box 87175, Houghton, 2041
Telephone (011) 486-1430
Telefax (011) 486-2255
E-mail: gvrooyen@mlsbank.co.za

OTHER BANKING SUBSIDIARIES AND INTERESTS

National Bank of Commerce Limited
C M Nyirabo (Chairman)
G Jordaan* (Managing director)
Mezzanine Floor
NBC House, Sokoine Drive
PO Box 1863, Dar es Salaam, Tanzania
Telephone (09255) 222-110959
Telefax (09255) 222-112887
E-mail: cs@nbctz.com

Commercial Bank of Zimbabwe Limited
R V Wilde (Chairman)
G Gono (Managing director)
60 Kwame Nkrumah Avenue, Harare
PO Box 3313,Harare, Zimbabwe
Telephone (092634) 749714
Telefax (092634) 758077
E-mail: cbzinfo@africaonline.co.zw

Banco Austral Sarl
C Francesco (Chairman)
J D Stander* (Managing director)
Avenida 25 de Setembro
No 1184, Maputo, Mozambique
Telephone (09258) 1 427685
Telefax (09258) 1 301094
E-mail: jane.grob@teledata.mz

Capricorn Investment Holdings Limited
(formerly Bank Windhoek Holdings Limited)
J C Brandt (Chairman)
J J Swanepoel (Managing director)
Bank Windhoek Building
262 Independence Avenue
Windhoek
PO Box 15, Windhoek, Namibia
Telephone (0926461) 299-1228
Telefax (0926461) 299-1454
E-mail: rogersi@bankwindhoek.com.na

MEEG Bank Limited
Reg No 1976/0060115/06
Meeg Bank Building
60 Sutherland Street, Umtata
Eastern Cape, 5100
W L Nkuhlu (Chairman)
E G Kaltenbrünn* (Managing director)
Postal address
PO Box 332, Umtata, 5100
Telephone (047) 502-6200
Telefax (047) 531-1098
E-mail: emil@meegbank.co.za

FINANCIAL SERVICES AND INSURANCE

Absa Financial Services Limited and its major subsidiaries
Absa Financial Services Limited
Reg No 1969/009007/06
E R Bosman* (Chairman)
C Erasmus* (Managing director)
Absa Towers East
170 Main Street, Johannesburg, 2001
Postal address
PO Box 7735, Johannesburg, 2000
Telephone (011) 350-4227
Telefax (011) 350-3946
E-mail: charlese@absa.co.za

Absa Consultants and Actuaries (Proprietary) Limited
Reg No 1961/001434/07
C Erasmus* (Chairman)
M J Grobler* (Managing director)
21 Kruis Street, Johannesburg, 2001
Postal address
PO Box 928, Johannesburg, 2000
Telephone (011) 330-2224
Telefax (011) 331-5264
E-mail: jgrobler@absa.co.za

Absa Health Care Consultants (Proprietary) Limited
Reg No 1983/008344/07
C Erasmus* (Chairman)
L J Botha* (Managing director)
Absa Building, 2nd Floor
1263 Heuwel Avenue
Centurion, Pretoria, 0157
Postal address
PO Box 10285, Centurion, 0046
Telephone (012) 663-4159
Telefax (012) 663-8673
E-mail: louisjb@absa.co.za

Absa Fund Managers Limited
Reg No 1991/000881/06
C Erasmus* (Chairman)
A S Swart* (Managing director)
65 Empire Road, Parktown, 2193
Postal address
PO Box 6115, Johannesburg, 2000
Telephone (011) 480-5000
Telefax (011) 480-5440
E-mail: giliam@absa.co.za

Absa Brokers (Proprietary) Limited
Reg No 1970/002732/07
C Erasmus* (Chairman)
P J Reyneke* (Managing director)

Life Broking
267 Kent Avenue, Randburg, 2194
Postal address
PO Box 3540, Randburg, 2125
Telephone (011) 289-0600
Telefax (011) 289-0740
E-mail: jreyneke@absa-ib.co.za

Short-term Broking
267 Kent Avenue, Randburg, 2194
Postal address
PO Box 3992,Randburg, 2125
Telephone (011) 289-0600
Telefax (011) 289-0740
E-mail: jreyneke@absa-ib.co.za

Absa Insurance Company Limited
Reg No 1992/001737/06
C Erasmus* (Chairman)
C F de Jager* (Managing director)
21 Kruis Street, Johannesburg, 2001
Postal address
PO Box 421, Johannesburg, 2000
Telephone (011) 330-2111
Telefax (011) 331-7414
E-mail: coenraad@absa.co.za

Absa Life Limited
Reg No 1992/001738/06
C Erasmus* (Chairman)
W T Lategan* (Managing director)
21 Kruis Street, Johannesburg, 2001
Postal address
PO Box 421, Johannesburg, 2000
Telephone (011) 330-2265
Telefax (011) 331-1312
E-mail: williel@absa.co.za

Absa Trust Limited
Reg No 1915/004665/06
C Erasmus* (Chairman)
A S Swart* (Managing director)
65 Empire Road, Parktown, 2193
Postal address
PO Box 223, Auckland Park, 2006
Telephone (011) 480-5000
Telefax (011) 480-5193
E-mail: willieg@absa.co.za

Absa Private Bank
1st Floor, Block A
65 Empire Road
Parktown, 2193
Postal address
PO Box 1133, Auckland Park, 2006
Telephone (011) 480-5014
Telefax (011) 480-5225
E-mail: wilfr@absa.co.za

Divisional board
I B Skosana* (Chairman)
W Robinson* (Managing executive)
S Dakile-Hlongwane
F J du Toit*
C Erasmus*
M Kropman
P D Redshaw
D L Rose
A S Swart*
Alternate
G G Ciucci

**executive in Absa Group*

Absa Investment Management Services (Proprietary) Limited
Reg No 1980/002425/07
C Erasmus* (Chairman)
C M Harris* (Managing director)
1 Woodmead Drive, Block 6
Woodmead Estate, 2128

Postal address
PO Box 974
Johannesburg, 2000
Telephone (011) 259-0111
Telefax (011) 259-0051/2
E-mail: aims@absa.co.za

Stonehage Financial Services Holdings Limited
Reg No 68206
C L van Wyk (Chairman)
G G Ciucci (Managing executive)

Registered office
Sir Walter Raleigh House
48/50 The Esplanade
St Helier, Jersey, JE1 4HH
Channel Islands

Postal address
PO Box 639, St Helier, Jersey, JE1 4HH
Channel Islands
Telephone (09441534) 823-000
Telefax (09441534) 823-001
E-mail: ian.crosby@stonehage.com

TAS Trust (Jersey) Limited
Reg No 46604
I C Crosby (Managing director)

Registered office
Sir Walter Raleigh House
48/50 The Esplanade, St Helier, Jersey, JE1 4HH
Channel Islands

Postal address
PO Box 639, St Helier, Jersey, JE1 4HH
Channel Islands
Telephone (09441534) 823-000
Telefax (09441534) 823-001
E-mail: ian.crosby@stonehage.com

PROPERTY DEVELOPMENT

Absa Development Company Holdings (Proprietary) Limited
Reg No 1968/001326/07
F J du Toit* (Chairman)
G C Dry* (Acting managing director)
Block E, Flora Park Office Park
Cnr Ontdekkers and Conrad Roads
Florida, 1710

Postal address
PO Box 1132, Johannesburg, 2000
Telephone (011) 671-7300
Telefax (011) 350-4769
E-mail: gertd@absa.co.za

Real Estate Asset Management (REAM)
Block E, Flora Park Office Park
Cnr Ontdekkers and Conrad Roads
Florida, 1710

Postal address
PO Box 1132, Johannesburg, 2000
Telephone (011) 671-7300
Telefax (011) 350-4769
E-mail: gertd@absa.co.za

PROVINCIAL BOARDS

Eastern and Southern Cape
J A C McIntosh (Chairman)
D D Tabata (Vice-chairman)
A A da Costa
B P Erasmus
J Schewitz

Free State
R G Burls (Chairman)
W F Relling (Vice-chairman)
I H Auret
N Bagarette
M Makhubalo

Gauteng
L I Weil (Chairman)
P J Muller (Vice-chairman)
H P Africa
Y A Moti
J J Sauer

Gauteng North
D J de Villiers (Chairman)
S Adendorff
H P Maluleka
N R Mistry
C Smith

KwaZulu-Natal
N A Gasa (Chairman)
W D Howie
K Makan
D Myeni
N T Oosthuizen
A G S Osman
S J Sibeko

Mpumalanga
N M Phosa (Chairman)
J Shill (Vice-chairman)
J J Claassen
J J Maritz
H van der Merwe

Northern Cape
P Crouse (Chairman)
J S Marais
N A Mazibuko
R E Modise
C P van den Heever
M S Wookey

Limpopo
S N Mahomed (Chairman)
I I Bower (Vice-chairman)
L R Phathela
T F Pretorius
H Ramaphosa
P G A Vorster

North West
I Klynsmith (Chairman)
M Kropman (Vice-chairman)
J P du Preez
R K Mokitime
T A Ratefane
S Roopa
G van der Merwe

Western Cape
P E I Swartz (Chairman)
Z Combi
C du Toit
M Isaacs
P Krawitz
G Mallinick
S Young

**executive in Absa Group*

NOTICE OF MEETING

ABSA GROUP LIMITED
("THE COMPANY")

Notice is hereby given that the seventeenth annual general meeting of shareholders will be held in the P W Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg, on Friday, 22 August 2003 at 11:45.

AGENDA

1. To consider the Group and Company financial statements for the year ended 31 March 2003.
2. To sanction the current remuneration payable to non-executive directors as set out in the table contained in the explanatory notes to the notice of annual general meeting.
3. To sanction the proposed remuneration payable to non-executive directors, payable from 1 October 2003, as set out in the table contained in the explanatory notes to the notice of annual general meeting.
4. To re-elect retiring directors by a single resolution.
5. To re-elect the following directors, who retire by rotation, but being eligible, offer themselves for re-election: Dr D C Cronjé, Mr F J du Toit, Mr L N Jonker, Dr F A Sonn, Mr P E I Swartz and Mr T van Wyk.
6. To confirm the appointments of Mr D C Arnold and Mr G R Pardoe as directors of the Company.
7. To consider and if deemed fit, to pass with or without modification, the following as Special Resolution Number 1:

   "Resolved that, the authorised share capital of the Company of R1 400 000 000 (one billion four hundred million rand) divided into 700 000 000 (seven hundred million) ordinary shares of R2 (two rand) each be and is hereby increased to R1 600 000 000 (one billion six hundred million rand) divided into 800 000 000 (eight hundred million) ordinary shares of R2 (two rand) each by the creation of an additional 100 000 000 (one hundred million) ordinary shares of R2 (two rand) each and that paragraph 8 of the Company's Memorandum of Association be and is hereby amended accordingly."

   The **reason** for Special Resolution Number 1 is to increase the authorised share capital of the Company, in order to create sufficient ordinary shares available for purposes of the resolutions set out in items 8, 9 and 10 of this notice. The **effect** of Special Resolution Number 1 will be to increase the authorised share capital of the Company by R200 000 000 (two hundred million rand) by creating an additional 100 000 000 (one hundred million) authorised ordinary shares of R2 (two rand) each giving the Company an authorised share capital of R1 600 000 000 (one billion six hundred million rand) divided into 800 000 000 (eight hundred million) ordinary shares of R2 (two rand) each and increasing the authorised but unissued ordinary shares from 48 453 251 ordinary shares to 148 453 251 ordinary shares and that paragraph 8 of the Company's Memorandum of Association will be amended accordingly.

8. To consider and if deemed fit, to pass with or without modification, the following as an ordinary resolution:

   "Subject to the passing of Special Resolution Number 1, resolved that:

   - such number of ordinary shares as will, after the allotment and issue thereof, constitute 10% of the Company's issued ordinary share capital (being the maximum percentage allowed for the purpose of carrying out the terms of the Absa Group Limited Share Incentive Scheme ("the scheme"), less
   - such number of ordinary shares as may, as at the date of the passing of this resolution, have been allotted and issued for the purposes of implementing the scheme,

   be and are hereby placed under the control of the directors by specific authority in terms of section 221 of the Companies Act No 61 of 1973, as amended, who be and hereby are authorised to allot and issue such shares to the Absa Group Limited Share Incentive Scheme Trust or the participants thereunder."

9. To consider and if deemed fit, to pass with or without modification the following as an ordinary resolution:

"Subject to the passing of Special Resolution Number 1, resolved that authorised but unissued ordinary shares of the Company (other than those specifically identified and authorised for issue in terms of any other authority by shareholders) are hereby placed under the control of the directors, who be and are hereby authorised, subject to any applicable legislation and the requirements of any stock exchange of which shares in the capital of the Company are at that time listed, to allot and issue those shares on any such terms and conditions as they deem fit, subject to the proviso that the aggregate number of ordinary shares able to be allotted and issued in terms of this resolution, shall be limited to 5% (five percent) of the number of ordinary shares in issue at 31 March 2003.

10. To consider and, if deemed fit, to pass, with or without modification, the following resolution, in order to provide the directors with flexibility to issue the unissued ordinary shares for cash as and when suitable situations arise:

"Subject to the passing of Special Resolution Number 1, resolved that the directors be authorised, until this authority lapses at the next annual general meeting of the Company, provided that the authority shall not extend beyond 15 (fifteen) months of the approval, to allot and issue any authorised but unissued ordinary shares (other than those specifically identified and authorised for issue in terms of any other authority by shareholders) for cash, subject to the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), and subject to the proviso that the aggregate number of ordinary shares able to be allotted and issued in terms of this resolution, shall be limited to 5% (five percent) of the number of ordinary shares in issue at 31 March 2003."

It is recorded that the Listings Requirements of the JSE as referred to in the above resolution require:

(a) the allotment and issue of the ordinary shares must be made to persons qualifying as public shareholders as defined in the Listings Requirements of the JSE;

(b) the number of ordinary shares issued for cash shall not in the aggregate in any one financial year exceed 15% (fifteen percent) of the Company's issued ordinary share capital;

(c) the maximum discount at which ordinary shares may be issued is 10% (ten percent) of the weighted average traded price on the JSE of those shares over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the Company;

(d) after the Company has issued ordinary shares for cash which represent, on a cumulative basis within a financial year, 5% (five percent) or more of the number of ordinary shares in issue prior to that issue, the Company shall publish an announcement containing full details of the issue, including the effect of the issue on net asset value and earnings per share.

A 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for this resolution to become effective as the resolution entails the waiver of pre-emptive rights.

11. To consider and, if deemed fit, to pass, with or without modification, the following resolution as Special Resolution Number 2.

"Resolved that, the Company or any subsidiary of the Company, may, subject to the Companies Act, the Company's articles of association and the Listings Requirements from time to time of the JSE Securities Exchange South Africa ("JSE") and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, acquire shares issued by the Company, provided that this authority shall be valid only until the next annual general meeting of the Company and may be varied by special resolution by any general meeting of the Company at any time prior to the next annual general meeting."

Pursuant to the above, the following additional information, required in terms of the Listings Requirements of the JSE, is submitted.

It is recorded that the Company may only make a general repurchase of securities if:

(a) the repurchase of securities is implemented on the Main Board of the JSE;

(b) the Company is authorised thereto by its articles of association;

(c) the Company is authorised by its shareholders in terms of a special resolution of the Company in general meeting, which authorisation shall be valid only until the next annual general meeting, provided that it shall not extend beyond 15 months from the date of the resolution;

(d) the general repurchase is limited to a maximum of 20% of the Company's issued share capital of that class in any one financial year;

(e) repurchases must not be made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date of repurchase;

(f) repurchases may not be made at a bid price greater than the current trading price of the security; and

(g) a paid press announcement containing full details of such acquisition is published as soon as the Company has acquired securities constituting, on a cumulative basis, 3% of the number of securities in issue prior to the acquisition.

The directors of the Company undertake, that for a period of 12 months following the date of the annual general meeting or for the period of the general authority, whichever is the longer, they will not undertake such repurchases unless:

- the Company would be able to repay its debts in the ordinary course of business;
- the consolidated assets of the Company, fairly valued in accordance with Generally Accepted Accounting Practice, would be in excess of the liabilities of the Company for the next year;
- the Company will have adequate capital and reserves for the next year; and
- the working capital of the Company will be adequate for the next year's operations.

In terms of the Listings Requirements of the JSE, the maximum number of shares that can be repurchased amounts to 130 309 350 shares (20% of the 651 546 749 shares currently in issue). This authority shall extend from the date of this annual general meeting to the following annual general meeting.

The **reason** for passing Special Resolution Number 2 is to enable the Company or any of its subsidiaries, by way of a general authority from shareholders, to acquire securities issued by the Company. The **effect** of Special Resolution Number 2, once registered, will be to permit the Company or any of its subsidiaries to acquire such securities in terms of the Companies Act. This authority will only be used if circumstances are appropriate. No repurchase of shares under this authority will be implemented until such time as the Company's sponsor has confirmed in writing to the JSE that the above working capital statement applies.

A member qualified to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

In order to be effective, proxy forms must be delivered or posted to the transfer secretaries, Computershare Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000) so as to reach this address not later than 11:45 on Wednesday, 20 August 2003.

By order of the board

W R Somerville

Group secretary

Johannesburg

18 July 2003

EXPLANATORY NOTES REGARDING THE ANNUAL GENERAL MEETING

EXPLANATORY NOTES REGARDING PROXIES

1. If two or more proxies attend the meeting, then the person attending the meeting whose name appears first on the proxy form and whose name is not deleted shall be regarded as the validly appointed proxy.
2. The authority of a person signing a proxy in a representative capacity must be attached to the proxy form unless the authority has already been recorded by the Company.
3. In order to be effective, proxy forms must be delivered or posted to the transfer secretaries, Computershare Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000), so as to reach this address no later than 11:45 on Wednesday, 20 August 2003.
4. The delivery of a duly completed proxy form shall not preclude any member or his/her duly authorised representative from attending the meeting and speaking and voting thereat instead of the proxy.
5. Dematerialised shareholders who wish to attend the annual general meeting must contact their Central Securities Depository Participant (CSDP) or broker, who will furnish them with the necessary authority to attend the annual general meeting. Alternatively, they must instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholders and their CSDP or broker.

EXPLANATORY NOTES TO RESOLUTIONS FOR THE ANNUAL GENERAL MEETING

Consideration of the Group and Company financial statements for the year ended 31 March 2003

The directors must present to members at the annual general meeting the annual financial statements, incorporating the report of the directors, for the year ended 31 March 2003, together with the report of the auditors contained in this annual report.

Current remuneration of non-executive directors

Shareholders are requested to sanction the current remuneration payable to non-executive directors as set out in the table on page 106. Full particulars of all fees and remuneration for the past financial year as well as the process followed by the Group Remuneration and Nomination Committee in recommending board fees and remuneration are contained on pages 17 to 22 of the annual report.

Proposed remuneration of non-executive directors, payable from 1 October 2003

Shareholders are requested to consider and, if deemed appropriate, sanction the proposed remuneration payable to non-executive directors with effect from 1 October 2003, as set out in the table on page 106. Full particulars of all fees and remuneration for the past financial year as well as the process followed by the Group Remuneration and Nomination Committee in recommending board fees and remuneration are contained on pages 17 to 22 of the annual report.

EXPLANATORY NOTES REGARDING THE ANNUAL GENERAL MEETING continued

Category	Current annual remuneration	Proposed annual remuneration payable with effect from 1 October 2003	Note
Chairman	R1 700 000	R1 900 000	(1)
Board member	R84 000	R90 000	(2) and (3)
Group Audit and Compliance Committee (GACC) member	R60 000	R70 000	(4)
Group Risk Committee (GRC) member	R45 000	R50 000	(5)
Group Remuneration and Nomination Committee (GRNC) member	R36 000	R42 000	(6)
Board Lending Committee member	"Pool" of R150 000 per annum payable to Board Lending Committee members pro rata to the number of facilities reviewed.	"Pool" of R180 000 per annum payable to Board Lending Committee members pro rata to the number of facilities reviewed.	

Category	Current remuneration	Proposed remuneration payable with effect from 1 October 2003
Ad hoc board fees:		
– per meeting attended	R7 000	R8 000
– consultancy work	R1 800 per hour	R2 000 per hour

Notes

(1) The chairman receives fees equal to twice the fee payable to a board member, in addition to the remuneration set out above.

(2) The deputy chairman receives fees equal to 1,5 times the fee payable to a board member.

(3) Executive directors of Absa Group Limited receive fees, as members of the Absa Group Limited board, equal to the fees payable to a board member.

(4) The GACC chairman receives fees equal to twice the fee payable to a GACC member.

(5) The GRC chairman receives fees equal to twice the fee payable to a GRC member.

(6) The GRNC chairman receives fees equal to twice the fee payable to a GRNC member.

(7) The fees payable to non-executive directors of Absa Group Limited in respect of subsidiary companies are not included above as these fees are approved by the shareholders of the respective subsidiaries. Amounts received by Absa Group Limited directors from subsidiaries are disclosed annually in the Remuneration Report.

Election of directors by a single resolution

The appointment of two or more directors standing for re-election at the annual general meeting may be taken by a single resolution provided such resolution is passed unanimously.

Election of directors

In terms of the Company's articles, one third of the directors are required to retire at each annual general meeting and may offer themselves for re-election. Biographical details of the directors are set out on pages 110 and 111 of this annual report.

Confirmation of appointment of directors

The appointment of any person as a director of the Company requires confirmation by shareholders at the first annual general meeting of the Company after the appointment of such person as a director. Biographical details of the directors are set out from page 110 of this annual report.

Increase in authorised share capital

Special Resolution Number 1 is to increase the authorised share capital of Absa, in order to create sufficient ordinary shares available for purposes of the resolutions set out in items 8, 9 and 10 of the notice of annual general meeting.

Placing of ordinary shares under the control of the directors to allot and issue to the Absa Share Incentive Trust

The above resolution authorises the directors to allot and issue ordinary shares to the Absa Share Incentive Trust or its participants for the purposes of the Absa Share Incentive Scheme.

Placing of unissued ordinary shares under the control of the directors and resolution for an issue for cash

In terms of sections 221 and 222 of the Companies Act, 61 of 1973, as amended (the Companies Act), the members of the Company have to approve the placement of the unissued shares under the control of the directors. A general authority to issue shares for cash has also been granted to the directors.

These existing authorities are due to expire at the forthcoming annual general meeting, unless renewed. The authorities will be subject to the Companies Act, the Banks Act, 94 of 1990, as amended (the Banks Act), and the Listings Requirements of the JSE Securities Exchange South Africa (the JSE).

The directors consider it advantageous to renew these authorities to enable the Company to take advantage of any business opportunity that may arise in the future. It also has to be noted that, in terms of the Listings Requirements of the JSE, the resolution in respect of an issue of shares for cash (item 10 of the notice of annual general meeting) has to be passed by a 75% majority of members present or represented by proxy and entitled to vote at the annual general meeting.

Acquisition of securities issued by the Company (Special Resolution Number 2)

The Company's articles contain a provision allowing the Company or any subsidiary of the Company to acquire securities issued by the Company. This is subject to the approval of the members in terms of the Company's articles, the Companies Act, the Banks Act and the Listings Requirements of the JSE. The existing general authority, granted by the members at the previous annual general meeting on 23 August 2002, is due to expire, unless renewed.

The directors are of the opinion that it would be in the best interest of the Company to extend such general authority and thereby allow the Company to be in a position to purchase its own securities through the JSE should the market conditions and price justify such an action.

The proposed authority would enable the Company to purchase up to a maximum of 130 309 350 ordinary securities in the capital of the Company (20% of the issued share capital) with a stated upper limit on the price payable, which reflects the Listings Requirements of the JSE. Purchases will be made only after the most careful consideration, where the directors believe that an increase in earnings or net assets per share will result and where purchases are, in the opinion of the directors, in the best interests of the Company and its members.

APPENDIX TO THE NOTICE OF MEETING

IMPORTANT NOTES ABOUT THE ANNUAL GENERAL MEETING (AGM)

Date: Friday, 22 August 2003, at 11:45

Venue: P W Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg.

Time: The AGM will start promptly at 11:45. Shareholders wishing to attend are advised to be in the auditorium no later than 11:30. Reception staff at the Absa Towers complex will direct shareholders to the AGM venue. Refreshments will be served after the AGM.

Admission: Shareholders, representatives of shareholders and proxies attending the AGM are requested to register at the registration desk in the auditorium reception area at the venue. Shareholders, representatives of shareholders and proxies may be required to provide proof of identity.

Security: Secure parking is provided at the venue by prior arrangement. Attendees are asked not to bring cameras, laptop computers or tape recorders. Cellular telephones should be switched off for the duration of the proceedings.

PLEASE NOTE:

1. **Certificated members**
   Shareholders wishing to attend the annual general meeting have to ensure beforehand with the Transfer Secretaries of the Company that their shares are in fact registered in their name. Should this not be the case and the shares be registered in any other name or in the name of a nominee Company, it is incumbent on shareholders attending the meeting to make the necessary arrangements with that party to be able to attend and vote in their personal capacity. The proxy form contains detailed instructions in this regard.

2 **Uncertificated shareholders**
   Beneficial owners of dematerialised shares who wish to attend the annual general meeting have to request their Central Securities Depository Participant (CSDP) or broker to provide them with a letter of representation, or instruct their CSDP or broker to vote by proxy on their behalf.

3. **Proxies**
   Shareholders must ensure that their proxy form reaches the transfer secretaries as indicated in note 3 on page 114 not later than 11:45 on 20 August 2003.

4. **Enquiries**
   Any shareholders having difficulties or queries with regard to the AGM or the above may contact the Group Secretary, William Somerville, on (+27 11) 350-4828.

ABSA GROUP LIMITED

(Reg no 1986/003934/06)

Registered office

Absa Towers East

170 Main Street

Johannesburg

2001

18 July 2003

Dear Shareholder

ABSA GROUP LIMITED ANNUAL GENERAL MEETING

On behalf of the board of directors of Absa Group Limited, I have pleasure in extending an invitation to you to attend the annual general meeting, which will be held on Friday, 22 August 2003, at 11:45 in the P W Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg. If you are unable to attend, please arrange to vote by proxy in accordance with the instructions on the proxy form.

The board recognises the importance of its shareholders' presence at the annual general meeting. This is an opportunity for shareholders to participate in discussion relating to items included in the notice of meeting. In addition, the chairmen of board-appointed committees as well as senior members of management will be present to respond to questions from shareholders.

The notice of meeting, which is set out on pages 102 to 104 of the annual report, is accompanied by explanatory notes setting out the effects of all proposed resolutions included in the notice.

I look forward to your presence at the meeting.

Yours faithfully

Danie Cronjé

Chairman

D C (DANIE) CRONJÉ (56)[**] DCom

(Chairman)

Appointed 1987. Joined Volkskas in 1975 and held various positions in Volkskas Merchant Bank and Volkskas Group. He was formerly deputy chief executive and subsequently Group chief executive of Absa until 1997. He is chairman of Sage Group Limited and a director of KWV Group Limited and Idion Technology Holdings Limited.

D C (DAVE) BRINK (63)[**] MSc Eng (Mining), Diploma in Business Administration, Graduate Diploma in Company Direction

(Deputy chairman)

Appointed 1992. Joined Murray & Roberts Limited in 1970 after eight years in the gold industry with Anglo American Corporation of South Africa Limited. Appointed chief executive officer of Murray & Roberts Holdings Limited in 1986 and chairman in 1994. He is a director of Sanlam Limited, chairman of Murray & Roberts Holdings Limited, chairman of Unitrans Limited, and a director of Sappi Limited, BHP Billiton plc and BHP Billiton Limited.

E R (NALLIE) BOSMAN (58) BCom (Hons), MBL, Diploma in Banking

(Group chief executive)

Appointed 1997. Joined Volkskas in 1963 and held various positions in Volkskas Bank. Appointed managing director of United Bank in 1987, Group managing director of Absa in 1997 and Group chief executive of Absa in 2000. He is a director of the Banking Council, South Africa, and various companies within the Absa Group. He is a trustee on the board of the Business Trust.

G R (RUPERT) PARDOE (46) BA (Hons)

(Deputy Group chief executive)

Appointed 2002. Before joining Absa, worked for Anglo American Corporation of South Africa Limited (AAC) for 20 years, where he was finance director holding numerous directorships in companies in which AAC had interests, among them banking groups FirstRand and Rand Merchant Bank. He has been a Group executive director of Absa since 2001 and was appointed deputy Group chief executive in 2003. He is chairman of the Absa Personal Bank Division and is a director of various subsidiaries in the Absa Group.

D C (DES) ARNOLD (63)[**] CA (SA) FCMA, AMP

Appointed 2003. Was formerly executive director: Finance and Administration of Barloworld Limited. He joined Barloworld in 1967 and held a number of senior financial positions within the Barlows Group, which culminated in his appointment to the board in 1993. He retired from Barloworld Limited at the end of March 2003. He is a past president of the South African Institute of Chartered Accountants (SAICA) and has represented SAICA on the Financial and Management Accounting Committee of the International Federation of Accountants.

N B (BRIGALIA) BAM (69)[**] MA

Appointed 2001. For ten years, was the programme director of the World Council of Churches and worked for the South African Council of Churches for a further ten years. Chairperson of the Independent Electoral Commission and a director of Murray & Roberts Holdings Limited.

Group Audit and Compliance Committee

A S du Plessis *(Chairman)*, D C Arnold, P du P Kruger, T van Wyk

Group Remuneration and Nomination Committee

D C Brink *(Chairman)*, L Boyd, B P Connellan, D C Cronjé, T van Wyk

Group Risk Committee

P du P Kruger *(Chairman)*, E R Bosman, D C Cronjé, A S du Plessis, G Griffin, P E I Swartz

Board Lending Committee

D C Cronjé, L Boyd, D C Brink, B P Connellan, A S du Plessis

L (LESLIE) BOYD (66)** Chartered Engineer, Fellow of the Institute of Metallurgists (UK)

Appointed 1988. From 1984 to 1992 he was executive director of Anglo American Corporation of South Africa Limited, having been general manager, managing director and chairman of Highveld Steel and Vanadium Corporation Limited from 1972 to 2001. Former executive vice-chairman of Anglo American plc and former chairman of Anglo American Platinum Corporation Limited. Chairman of Imperial Holdings Limited, Datatec Limited and a director of numerous companies listed on the JSE.

B P (BRIAN) CONNELLAN (62)** CA (SA)

Appointed 1994. After qualifying as a chartered accountant, he joined the Barlows Group. Managed a number of subsidiaries and appointed as a director of Barlows Group Limited in 1985. He was chairman of the buildings, steel and paint division until 1990. Thereafter appointed as executive chairman of Nampak Limited, a position he held until retirement in 2001. He is a director of Nampak Limited, Illovo Sugar Limited, Tiger Brands Limited, Reunert Limited, Sasol Limited and Oceana Group Limited.

A S (ATTIE) DU PLESSIS (59)** BCom, CA (SA), H Dip Tax, AMP

Appointed 1992. From 1986 to 2002 he was an executive director of Sankorp Limited and Sanlam Limited. He is chairman of Gencor Limited and a director of Sanlam Limited, KWV Group Limited and various companies within the Sanlam Group.

F J (FRANS) DU TOIT (57) BCom (Hons), CA (SA)

(Executive director)

Appointed 2001. Partner of a leading auditing firm for 14 years. Joined Volkskas Bank Limited in 1987 as divisional general manager and was appointed Group general manager: Finance in Absa in 1991. He has been Group executive director of Absa since 1997 and is a director of various subsidiaries in the Absa Group as well as Capricorn Holdings Limited (formerly Bank Windhoek Holdings Limited).

G (GARTH) GRIFFIN (53)** BSc, FIA

Appointed 2001. He was previously managing director of Old Mutual Group, being responsible for global asset management activities as well as all businesses outside South Africa at the time of his resignation in 1999. He is currently chief executive officer of Sage Group Limited.

L N (LOURENS) JONKER (63)** BSc (Agric)

Appointed 1996. Owner of Weltevrede Wine Estate. Joined the board of KWV in 1981. He is chairman of KWV Group Limited and KWV Investments Limited and a director of Naspers Limited.

P DU P (PAUL) KRUGER (65)** BSc Eng (Mining), MBL

Appointed 1996. Joined Sasol in 1964 at the Sigma Colliery in Sasolburg. Appointed managing director of the Sasol Group in 1987. He is chairman of Sasol Limited and a director of numerous Sasol subsidiaries.

T M G (TOKYO) SEXWALE (50)** Certificate in Business Studies

Appointed 2001. Formerly a member of the national executive committee of the African National Congress and former premier of Gauteng province. He is executive chairman of Mvelaphanda Holdings (Proprietary) Limited, chairman of Northam Platinum Limited, Trans Hex Group Limited, Rand Mutual Assurance Limited, Mvelaphanda Resources Limited and a director of Gold Fields Limited, Abvest Associates Limited and Broll Limited.

F A (FRANKLIN) SONN (63)** BA (Hons), PTD, FIAC

Appointed 1999. Rector of the Peninsula Technikon from 1978 to 1994. Served as South African ambassador to the United States of America from 1995 to 1998. Chairman of African Star Investments (Proprietary) Limited and is a director of Airports Company SA Limited, Pioneer Food Group Limited, Re-insurance Group of America (Proprietary) Limited, Steinhoff International Holdings Limited, KWV Limited, Capespan Group Holdings Limited, New Africa Capital Limited, Macsteel Group Holdings Limited, Sappi Limited and Western Province Rugby (Proprietary) Limited.

P E I (PETER) SWARTZ (61)** Advanced Primary Teacher's Diploma

Appointed 1994. Was a teacher for ten years. Thereafter moved into the private sector with interests in the retail food, liquor, cinema and property development sectors. He is a director of Distell Limited, New Clicks Holdings Limited, Sanlam Limited and Ellerine Holdings Limited.

T (THEO) VAN WYK (55)* BCom, LLB, LLM, H Dip Tax

Appointed 1991. Former professor of Mercantile Law at Unisa and the University of Stellenbosch. Registrar of Financial Institutions from 1987 to 1990. Executive director of Rembrandt Group Limited from 1990 to 2000 and executive director of Remgro Limited. A director of Dorbyl Limited and Sage Group Limited.

**Non-executive*
***Independent*

Contact information

CUSTOMER SUPPORT

While the Absa Group maintains a high standard of customer service, disputes may arise. In such a case, the matter can be raised with our customer relationship team by any of the following means:

Customer relationship hotline: 086 055 7557

Telephone: (011) 350-5058

E-mail: actiononline@absa.co.za. Postal address: PO Box 7735, Johannesburg, 2000

We encourage customers, however, to first approach the specific branch, area or line manager when a dispute arises.

REPORTING OF FRAUD OR CORRUPTION

Absa has established a telephone line to facilitate the reporting of possible fraud and corruption within the Absa Group of companies. The line is available 24 hours per day, seven days per week and both the Group's staff and the general public may use the line.

Calls can be made anonymously.

The number is: 086 055 7557

CONTACT INFORMATION

Shareholder and investment inquiries about the Absa Group should be directed to any of the following areas:

Absa Group Investor Relations
Telephone (+27 11) 350-4061
Telefax (+27 11) 350-6487
E-mail: willier@absa.co.za
PO Box 7735, Johannesburg, 2000
Website: www.absa.co.za

Absa Group Secretariat
Telephone (+27 11) 350-4828
Telefax (+27 11) 350-4928
E-mail: williams@absa.co.za

Design and production by Absa Group Finance, Absa Group Investor Relations, Absa Group Secretariat and Bastion Graphics.

'n Afrikaanse weergawe van die jaarverslag is ook by die oordragsekretaris beskikbaar.

FORM OF PROXY

ANNUAL GENERAL MEETING

Absa Group Limited

Registration number: 1986/003934/06
JSE code: ASA
Issuer code: AMAGB
ISIN code: ZAE000013389
(the Company)

I/We ______________________________
(name(s) in block letters)

of ______________________________
(address in block letters)

being (a) member(s) of the Company and entitled to vote, do hereby appoint ______________________________

____

or, failing him/her, ______________________________

or, failing him/her, the chairman of the meeting as my/our proxy to attend and speak and vote for me/us and on my/our behalf at the annual general meeting of members of the Company to be held on Friday, 22 August 2003 at 11:45 and at any adjournment thereof, as follows:

	In favour of*	Against*	Abstain*
1. Resolution to consider the Group and Company annual financial statements			
2. Resolution to sanction the current remuneration of the non-executive directors			
3. Resolution to sanction the proposed remuneration of the non-executive directors, payable from 1 October 2003			
4. Resolution to re-elect retiring directors by a single resolution			
5. Resolution to re-elect retiring directors: Dr D C Cronjé			
Mr F J du Toit			
Mr L N Jonker			
Dr F A Sonn			
Mr P E I Swartz			
Mr T van Wyk			
6. Resolution to confirm the appointments of directors:			
Mr D C Arnold			
Mr G R Pardoe			
7. Special Resolution Number 1 regarding the increase in the authorised share capital			
8. Resolution to place shares under control of directors for purposes of the Absa Share Incentive Scheme			
9. Resolution regarding the placing of the unissued shares under the control of the directors			
10. Resolution regarding an issue of ordinary shares for cash			
11. Special Resolution Number 2 regarding the authority for a general repurchase of securities			

**Please indicate with an "X" in the appropriate spaces provided above how you wish your vote to be cast. If no indication is given, the proxy may vote or abstain as he/she thinks fit.*

A member of the Company entitled to attend and vote at the abovementioned meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

Signed at ______________________________ on ______________________________ 2003

Full name(s) ______________________________
(in block letters)

Signature(s) ______________________________

Assisted by (guardian) ______________________________ Date ______________________________ 2003

If signing in a representative capacity, see note 2 overleaf.

Notes

1. If two or more proxies attend the meeting, then that person attending the meeting whose name appears first on the proxy form and whose name is not deleted shall be regarded as the validly appointed proxy.

2. The authority of a person signing a proxy in a representative capacity must be attached to the proxy form unless the Company has already recorded the authority.

3. In order to be effective, proxy forms must be delivered or posted to the transfer secretaries, Computershare Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000), so as to reach this address no later than 11:45 on Wednesday, 20 August 2003.

4. The delivery of a duly completed proxy form shall not preclude any member or his/her duly authorised representative from attending the meeting and speaking and voting thereat instead of the proxy.

5. Dematerialised shareholders who wish to attend the annual general meeting must contact their Central Securities Depository Participant (CSDP) or broker, who will furnish them with the necessary authority to attend the annual general meeting. Alternatively, such shareholders must instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholders and their CSDP or broker.


ABSA
Today Tomorrow Together

IF YOU HAVE ANY QUESTIONS REGARDING THE CONTENTS OF THIS CIRCULAR, PLEASE CALL THE HELPLINE ON 0861 100 724 OR +27 11 775 3448 IF CALLING FROM OUTSIDE SOUTH AFRICA

82-4569

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Action required

1. If you are in any doubt as to the action you should take in relation to this circular, please consult your Central Securities Depository Participant ("CSDP"), stockbroker, banker, accountant, attorney or other professional adviser immediately.
2. If you have disposed of all your ordinary shares in Absa Group Limited ("Absa"), then this circular should be handed to the purchaser of such shares or the stockbroker, banker or agent through whom the disposal was effected.
3. *If you are the registered holder of certificated Absa ordinary shares or you hold dematerialised Absa ordinary shares in your own name and* if you are unable to attend the general meeting of Absa ordinary shareholders to be held at Absa, PW Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg at 12:15 (or immediately after the conclusion of the annual general meeting, whichever is the later) on Friday, 22 August 2003 ("the general meeting") and wish to be represented at the general meeting, you should complete and return the attached *form of proxy (white) in accordance with the instructions contained therein so as to be received by the transfer secretaries, Computershare* Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 12:15 on Wednesday, 20 August 2003.
4. If you are the holder of dematerialised Absa ordinary shares, other than holders of dematerialised Absa ordinary shares in your own name, you must provide your CSDP or stockbroker with your voting instructions for the general meeting in terms of the custody agreement entered into with your CSDP or stockbroker. If however, you wish to attend the general meeting in person, then you will need to request your CSDP or stockbroker to provide you with the necessary authority to attend and vote your shares.
5. **If you are a dematerialised shareholder and will hold less than 100 Absa ordinary shares at the close of business on Friday, 5 September 2003 and you do not timeously instruct your CSDP or stockbroker as to what action you wish to take, your Absa ordinary shares will be acquired by Absa and the proceeds at the offer price plus a 5% premium credited to your account with your CSDP or broker. You must not return the attached form of election (blue) to the transfer secretaries. Your instructions must be sent to your CSDP or stockbroker in terms of the custody agreement entered into between you and your CSDP or stockbroker.**
6. **If you are a registered holder of less than 100 certificated Absa ordinary shares and will still be such a holder at the close of business on Friday, 5 September 2003 and you have not completed and returned the attached form of election (blue) in accordance with the instructions contained therein by 12:00 on Friday, 5 September 2003 your Absa ordinary shares will be acquired by Absa and the proceeds at the offer price plus a 5% premium remitted to you on surrender of your documents of title.**
7. **The odd-lot holdings of those odd-lot holders who do not elect either the purchase alternative or to retain their odd-lot holdings, will be acquired by Absa and in the case of certificated odd-lot shareholders their documents of title will have no value after Friday, 5 September 2003, other than to receive the proceeds of the sale of such shares at the offer price plus a 5% premium upon surrender.**



Absa Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE code: ASA) (Issuer code: AMAGB)
(ISIN: ZAE 000013389)
("Absa")

CIRCULAR TO ORDINARY SHAREHOLDERS

relating to:

- **an odd-lot offer;**
- **an amendment to Absa's articles of association for purposes of the odd-lot offer; and**
- **a specific authority for Absa to repurchase its shares for purposes of the odd-lot offer,**

and incorporating:

- **a notice of general meeting;**
- **a form of proxy for the general meeting;**
- **a form of election; and**
- **a form of surrender.**

Merchant bank and co-sponsor



Corporate Finance
Absa Bank Limited
Reg. No. 1986/004794/06

Lead sponsor



Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Legal advisers



WEBBER WENTZEL BOWENS

Information agent



Transfer secretaries



Computershare Limited
(Registration number 2000/006082/06)

Date of issue: 21 July 2003

'n Afrikaanse weergawe van hierdie omsendbrief is by die oordragsekretaris beskikbaar.

CONTENTS

Registered Office
Absa Towers East
170 Main Street
Johannesburg
2001

21 July 2003

Dear Shareholder

ABSA GROUP LIMITED ODD-LOT OFFER

1. The board of directors of Absa has proposed, subject to receiving the approval of shareholders at a general meeting convened specifically for that purpose, the implementation of an odd-lot offer to facilitate a reduction in the number of small shareholders in Absa in an equitable manner. All ordinary shareholders who hold less than 100 Absa shares at the close of business on Friday, 5 September 2003, may elect one of the following three options:
   - to subscribe for a sufficient number of additional Absa shares at the offer price in order to increase their odd-lot holdings to 100 shares ("the purchase alternative"); or
   - to sell their odd-lot holdings to Absa at the offer price plus a premium of 5% ("the cash alternative"); or
   - to retain their odd-lot holdings.

   Shareholders should note that, unless they inform the transfer secretaries (in the case of a certificated shareholder) or their CSDP or broker (in the case of a dematerialised shareholder) of their election, their odd-lot holdings will be sold to Absa and the net proceeds paid to them.

2. Absa values the interests of all its shareholders, and accordingly an Absa shareholder who holds an odd-lot holding and who does not wish to either subscribe for additional shares in terms of the purchase alternative or sell their odd-lot holding in terms of the cash alternative can, if they so elect and provided they inform Absa's transfer secretaries or their CSDP or broker, as appropriate, retain their existing odd-lot shareholdings. A significant number of odd-lot holders have derived their odd-lot holdings as a consequence of the formation of Absa and their interests in Allied Building Society, TrustBank, United Building Society and Volkskas Bank and thus there are many ordinary shareholders who may not have consciously purchased Absa ordinary shares. Odd-lot shareholders are therefore urged to carefully review their options contained in this circular.

3. By way of background, at 30 June 2003 18 762 (or 29,6%) of the 63 365 registered Absa shareholders held less than 100 shares. These shareholders held in aggregate 573 026 shares (or 0,09%) of the total number of 651 546 749 ordinary shares in issue. The arithmetic average translates to 30 shares per odd-lot holder albeit that there are 9 693 shareholders who held less than 20 shares (of which 6 806 shareholders held less than 10 shares).

4. The odd-lot offer will:
   - enable Absa to decrease the substantial recurring costs of administration (estimated at R149,00 per year per Absa shareholder or R2,8 million per year in respect of the 18 762 odd-lot shareholders) relating to this large number of small shareholders on the Absa share register. At R37,50 per Absa share (being the price excluding the 5% premium at the last practicable date), 99 Absa shares would be valued at R3 712,50 and the average odd-lot holding of 30 shares would be valued at R1 125,00. The recurring cost of administration to Absa comprises 4,0% of the value of 99 Absa shares and 13,2% of the value of the average odd-lot holding of 30 shares;

- enable odd-lot shareholders to participate in the odd-lot offer, either as an affordable exit strategy or cost effective means of increasing their shareholdings. The costs to an odd-lot holder to effect a trade on the JSE range between R131,30 to R177,72 per trade (please see Annexure 1). The cost of trading to the relevant Absa odd-lot shareholder comprises 4,8% of the value of 99 Absa shares and 12,6% of the value of the average odd-lot holding of 30 shares. (As mentioned in paragraph 3 above, there are 6 806 shareholders holding less than 10 shares. The trading cost of R131,30 represents 35,0% of the value of 10 shares at R37,50 per Absa share.)

5. The notice of the general meeting convened specifically for the purposes of considering the special and ordinary resolutions necessary to give effect to the proposed odd-lot offer is set out on pages 20 to 22 of this circular. Recognising the importance of its shareholders, the board encourages the shareholders' presence at the general meeting, affording them the opportunity to participate in discussions relating to the proposed odd-lot offer. I accordingly look forward to your presence at the meeting.

Yours sincerely

DANIE CRONJÉ
Chairman

If you have any questions regarding the contents of this circular, please call the Information Agent Helpline on 0861 100 724 or +27 11 775 3448 if phoning from outside South Africa.

Please note that your call will be recorded for customer safety.


Georgeson
Shareholder

CORPORATE INFORMATION

Secretary and registered office

W R Somerville
Absa Group Limited
(Registration number 1986/003934/06)
3rd Floor, Absa Towers East
170 Main Street
Johannesburg, 2001
(PO Box 7757, Johannesburg, 2000)
Telephone number: +27 11 350-4828

Information agent

Georgeson Shareholder Communications SA
(Proprietary) Limited
(Registration number 2000/003204/07)
SMG Building
108 Johan Avenue
Sandton, 2196
(PO Box 652000, Benmore, 2010)
Telephone number: 0861 100 724

Legal advisers

Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Illovo
Johannesburg, 2196
(PO Box 61771, Marshalltown, 2107)

Lead sponsor

Merrill Lynch South Africa (Proprietary) Limited
(Member of the Merrill Lynch group)
(Registered Sponsor and Member of the JSE Securities Exchange South Africa)
(Registration number 1995/001805/07)
130 West Street
Sandown, Sandton, 2196
(PO Box 651987, Benmore, 2146)

Merchant bank and co-sponsor

Absa Corporate and Merchant Bank
Corporate Finance
(A division of Absa Bank Limited)
(Registration number 1986/004794/06)
3rd Floor (3W2)
Absa Towers North
180 Commissioner Street
Johannesburg, 2001
(PO Box 8054, Johannesburg, 2000)

Transfer secretaries

Computershare Limited
(Registration number 2000/006082/06)
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Telephone number: +27 11 370-5000

United Kingdom GDR Depository

Deutsche Bank Trust Company
Americas, Winchester House
1 Great Winchester Street
London EC2N 2DB, United Kingdom

SALIENT FEATURES

The definitions commencing on page 7 of this circular have, where appropriate, been used in these salient features.

These salient features provide an outline of the odd-lot offer and should be read in conjunction with the circular as a whole.

1. THE ODD-LOT OFFER

At 30 June 2003,18 762 out of 63 365 registered ordinary shareholders in Absa, being 29,6% of the total number of ordinary shareholders, held fewer than 100 ordinary shares ("odd-lot holders"). These odd-lot holders held 573 026 ordinary shares, which constitutes only 0,09% of the total number of ordinary shares in issue. In order to reduce the substantial recurring costs of administration connected with this large number of odd-lot holders and to provide them with an inexpensive method of realising their investment in Absa (see Annexure 1), the board of directors of Absa has proposed, subject to the fulfilment of the condition precedent set out in paragraph 5 of this circular, the implementation of an odd-lot offer ("odd-lot offer") in terms of which all odd-lot holders recorded in the register at the close of business on Friday, 5 September 2003 are offered the opportunity to:

1.1 subscribe for a sufficient number of additional Absa shares at the offer price in order to increase their odd-lot holdings to 100 shares ("purchase alternative"); or

1.2 sell their odd-lot holdings to Absa at the offer price plus a 5% premium ("cash alternative"); or

1.3 retain their odd-lot holdings.

Odd-lot holders are advised that the last day to trade in order to participate in the odd-lot offer will be Friday, 29 August 2003. Any odd-lot holder who sells a portion of his shares or acquires additional shares and whose shareholding remains below 100 ordinary shares by Friday, 5 September 2003 will still be treated as an odd-lot holder for purposes of the odd-lot offer. If an odd-lot holder acquires additional ordinary shares by 17:00 on Friday, 29 August 2003 and the odd-lot holders shareholding at the close of business on Friday, 5 September 2003 exceeds 100 ordinary shares as a result of such acquisition, then the odd-lot holder will become ineligible to participate in the odd-lot offer.

The election period for the odd-lot offer opens for acceptance at 09:00 on Monday, 21 July 2003 and will close at 12:00 on Friday, 5 September 2003. The costs for the sale or subscription of shares in terms of the odd-lot offer (being stamp duties and uncertificated securities tax) will be paid by Absa.

Absa, by proposing this odd-lot offer is therefore facilitating/enabling in the interests of its shareholders who wish to participate in the odd-lot offer either an affordable exit strategy or cost effective means of increasing their shareholdings. Odd-lot shareholders who choose to sell their shares will be afforded the opportunity of realising the maximum possible proceeds from the sale of their odd-lot shares (see Annexure 1).

2. COMPULSORY SALE OF ODD-LOT HOLDINGS

The odd-lot holdings of odd-lot holders who elect the cash alternative or who do not make an election will be acquired by Absa in terms of section 85 of the Companies Act at the offer price plus a 5% premium. Any repurchase made by Absa will be treated as a specific repurchase in terms of the Companies Act and the Listings Requirements.

3. OFFER PRICE

The offer price per share will be equivalent to the volume weighted average traded price of Absa shares on the JSE over the five trading days commencing on Friday, 15 August 2003 and ending on Thursday, 21 August 2003. The offer price will be published on SENS on Thursday, 21 August 2003 and in the South African press on Friday, 22 August 2003.

4. **GENERAL MEETING**

A general meeting of shareholders will be held at 12:15 (or immediately after the conclusion of the annual general meeting which has been convened for 11:45, whichever is the later) on Friday, 22 August 2003 at Absa, PW Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg, 2001, for the purpose of considering and, if deemed fit, passing the special and ordinary resolutions required to proceed with the odd-lot offer.

5. **CONDITION PRECEDENT**

The odd-lot offer is subject to the fulfilment of the condition precedent that the special and ordinary resolutions relating to the odd-lot offer, contained in the notice of general meeting which forms part of this circular are duly passed with or without modification and that the special resolutions are registered by the Registrar of Companies.

SALIENT DATES AND TIMES

	2003
Election period for the offer opens on	Monday, 21 July
Forms of proxy or response for the general meeting of the ordinary shareholders to be received by the transfer secretaries by 12:15 on	Wednesday, 20 August
Offer price finalised and announced on SENS on	Thursday, 21 August
Offer price published in the South African press on	Friday, 22 August
General meeting of ordinary shareholders to be held at 12:15 (or immediately after the conclusion of the annual general meeting which has been convened for 11:45, whichever is the later) on	Friday, 22 August
Results of the general meeting and finalisation announcement on SENS before the close of business on	Friday, 22 August
Results of the general meeting and finalisation announcement in the South African press on	Monday, 25 August
Last day to trade in order to participate in/be eligible for the odd-lot offer on	Friday, 29 August
Election period for the odd-lot offer closes at 12:00 on	Friday, 5 September
Forms of election and surrender (together with relevant documents of title/cheque/banker's draft, as applicable) for the odd-lot offer to be received by the transfer secretaries by 12:00 on	Friday, 5 September
Record date to determine those ordinary shareholders entitled to participate in the odd-lot offer at the close of business on	Friday, 5 September
New share certificates (if requested) posted and cheques/electronic transfers in respect of ordinary shareholders holding share certificates posted/effected against surrender of existing documents of title, and accounts debited/credited and updated at the CSDP/broker in respect of ordinary shareholders holding dematerialised ordinary shares, from	Monday, 8 September
Results of the odd-lot offer announcement on SENS on	Monday, 8 September
Implementation of the odd-lot offer takes effect at the commencement of business on	Monday, 8 September
Results of the odd-lot offer published in the South African press on	Tuesday, 9 September

Notes:

1. The above dates and South African times, are subject to change. Any changes will be released on SENS and published in the South African press.
2. Odd-lot holders may not dematerialise or rematerialise their ordinary shares between Monday, 1 September 2003 and Friday, 5 September 2003, both dates inclusive.
3. Dematerialised odd-lot holders are required to notify their duly appointed CSDP or broker of their response to the odd-lot offer in the manner and time stipulated in the agreement governing the relationship between the odd-lot holder and his CSDP or broker.
4. In the case of holders of certificated shares, new share certificates reflecting the additional shares purchased or cheques (as applicable) will be posted at the risk of such holders on or about Monday, 8 September 2003 or within five business days after the receipt of such documents of title by the transfer secretaries, whichever is the later.

DEFINITIONS

In this circular and the annexures hereto, unless the context indicates a contrary intention, references to the singular shall include the plural and *vice versa*; words denoting one gender shall include the other genders; expressions denoting natural persons shall include juristic persons and associations of persons; and words in the first column below shall have the meanings stated opposite them in the second column:

"Absa"	Absa Group Limited (Registration number 1986/003934/06), a public company incorporated in South Africa, the entire issued ordinary share capital of which is listed on the JSE;
"annual general meeting"	the annual general meeting of shareholders to be held at 11:45 on Friday, 22 August 2003;
"articles of association"	the articles of association of Absa;
"Banks Act"	the Banks Act, 1990 (Act 94 of 1990), as amended;
"beneficial holder"	a holder of the beneficial interest in dematerialised shares who is recorded in the beneficial shareholder records maintained by a CSDP;
"beneficial odd-lot holder"	a beneficial holder of less than 100 dematerialised shares at the close of business on Friday, 5 September 2003, through a nominee shareholder;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"cash alternative"	the right of odd-lot holders to sell their odd-lot holdings to Absa at the offer price plus a 5% premium;
"this circular"	this circular, dated 21 July 2003, including all annexures hereto, the notice of general meeting, form of proxy, form of election and form of surrender;
"certificated shares"	shares which have not been dematerialised and which are evidenced by share certificates or other physical documents of title;
"certificated shareholders"	Absa shareholders holding certificated shares;
"the common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"the Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"CSDP"	Central Securities Depository Participant registered in terms of the Custody and Administration of Securities Act 1992 (Act 85 of 1992), as amended;
"dematerialised"	the process whereby paper share certificates are replaced with electronic records of ownership of shares or securities under the STRATE system with a CSDP or broker;
"dematerialised shares"	shares which have been dematerialised and incorporated into STRATE and which are no longer evidenced by share certificates or other physical documents of title;
"directors" or "board"	the board of directors of Absa;
"documents of title"	share certificates, certified transfer deeds, balance receipts and any other documents of title to shares acceptable to the board;
"general meeting"	the general meeting of shareholders to be held at 12:15 (or immediately after the conclusion of the annual general meeting, whichever is the later) on Friday, 22 August 2003, convened in terms of the notice of general meeting included in this circular;

"the JSE"	the JSE Securities Exchange South Africa;
"last day to trade"	Friday, 29 August 2003, the date after which any odd-lot holder who sells a portion of his shares or acquires additional shares and whose shareholding remains below 100 shares will still be treated as an odd-lot holder for the purposes of this odd-lot offer;
"last practicable date"	15 July 2003, being the last practicable date prior to the finalisation of this circular;
"Listings Requirements"	the Listings Requirements of the JSE, as amended from time to time;
"nominee shareholder"	a registered shareholder of dematerialised shares who is not the owner of the beneficial interest in such shares;
"odd-lot holders"	each registered shareholder holding less than 100 shares, in aggregate, and each nominee shareholder holding less than 100 dematerialised shares on behalf of any beneficial holder, in both cases, at the close of business on Friday, 5 September 2003;
"odd-lot holding"	shareholding of less than 100 shares held by a registered holder or held by a nominee shareholder on behalf of a beneficial holder in both cases at the close of business on Friday, 5 September 2003;
"odd-lot offer"	collectively, the cash alternative, the purchase alternative and the retention of shares alternative;
"offer price"	the price equivalent to the volume weighted average traded price of Absa shares on the JSE over the five trading days commencing on Friday, 15 August 2003 and ending on Thursday, 21 August 2003;
"own-name dematerialised shareholders"	shareholders that have dematerialised their shares through their CSDP and have instructed their CSDP to hold their shares in their own name on the sub-register (the list of shareholders maintained by the CSDP and forming part of Absa's share register);
"purchase alternative"	the right of odd-lot holders to subscribe for a sufficient number of additional shares at the offer price in order to increase their odd-lot holdings to 100 shares;
"record date"	Friday, 5 September 2003;
"registered holder"	a holder of shares registered as such in the register of Absa;
"SENS"	the Securities Exchange News Service of the JSE;
"shareholders"	holders of shares;
"shares"	ordinary shares having a par value of R2,00 each in the ordinary share capital of Absa;
"South Africa"	the Republic of South Africa;
"STRATE"	STRATE Limited (Registration number 1998/022242/06) a registered Central Securities Depository in terms of the Custody and Administration of Securities Act 1992 (Act 85 of 1992), as amended;
"STRATE system"	STRATE, a clearing and settlement system generated by the JSE for share transactions to be settled and transfer of ownership to be recorded electronically;
"STRATE"	STRATE Limited, a clearing and settlement system generated by the JSE for share transactions to be settled and transfer of ownership to be recorded electronically;
"subsidiaries"	a subsidiary company as defined in section 1 of the Companies Act; and
"transfer secretaries"	Computershare Limited (Registration number 2000/006082/06).



Absa Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE code: ASA) (Issuer code: AMAGB)
(ISIN: ZAE 000013389)

Board of directors

Independent non-executive directors:

D C Cronjé *(Chairman)*
D C Brink *(Deputy chairman)*
D C Arnold
N B Bam
L Boyd
B P Connellan
A S du Plessis
G Griffin
L N Jonker
P du P Kruger
T M G Sexwale
F A Sonn
P E I Swartz

Non-executive director:

T van Wyk

Executive directors:

E R Bosman *(Group chief executive)*
G R Pardoe *(Deputy group chief executive)*
F J du Toit

Group Secretary:

W R Somerville

CIRCULAR TO ORDINARY SHAREHOLDERS

1. INTRODUCTION

As at 30 June 2003, there were 18 762 odd-lot holders out of 63 365 registered ordinary shareholders in Absa, being 29,6% of the total number of ordinary shareholders. These odd-lot holders held 573 026 ordinary shares (an average of 30 shares per odd-lot holder) which constitutes only 0,09% of the total number of ordinary shares in issue.

In order to reduce the substantial recurring costs of administration connected with this large number of odd-lot holders and to provide them with an inexpensive method of realising their investment in Absa (see Annexure 1), the board of directors of Absa has proposed, subject to the fulfilment of the condition precedent set out in paragraph 5 below, the implementation of an odd-lot offer to facilitate the reduction in the number of odd-lot holders in Absa in an equitable manner.

Absa, by proposing this odd-lot offer is therefore facilitating/enabling in the interests of its shareholders who wish to participate in the odd-lot offer either an affordable exit strategy or a cost effective means of increasing their shareholdings. Odd-lot shareholders who choose to sell their shares will be afforded the opportunity of realising the maximum possible proceeds from the sale of their odd-lot shares (see Annexure 1).

2. PURPOSE OF THIS CIRCULAR

The purpose of this circular is to provide Absa shareholders with the terms of the odd-lot offer and all relevant information for its implementation.

3. OFFER PRICE

The offer price per share will be a price equivalent to the volume weighted average traded price of shares on the JSE over the five trading days commencing on Friday, 15 August 2003 and ending on Thursday, 21 August 2003. The offer price will be published on SENS on Thursday, 21 August 2003 and in the South African press on Friday, 22 August 2003.

4. RECORD DATE

Holders of less than 100 ordinary shares who are recorded in the register of Absa at the close of business on Friday, 5 September 2003, and nominee shareholders holding less than 100 ordinary dematerialised shares on behalf of any beneficial holder recorded as such in the relevant beneficial shareholder records maintained by a CSDP at the close of business on Friday, 5 September 2003, are entitled to participate in the odd-lot offer.

5. CONDITION PRECEDENT

The implementation of the odd-lot offer is subject to the fulfilment of the condition precedent that the special and ordinary resolutions contained in the notice of general meeting attached to this circular are duly passed with or without modifications, and that the special resolutions are registered by the Registrar of Companies.

6. THE LAST DAY TO TRADE

Odd-lot holders are advised that the last day to trade in order to participate in the odd-lot offer will be Friday, 29 August 2003. Any odd-lot holder who sells a portion of his shares or acquires additional shares and whose shareholding remains below 100 ordinary shares by Friday, 5 September 2003 will accordingly be treated as an odd-lot holder for the purposes of this odd-lot offer. If an odd-lot holder acquires additional ordinary shares by 17:00 on Friday, 29 August 2003 and the odd-lot holders shareholding at the close of business on Friday, 5 September 2003 exceeds 100 ordinary shares as a result of such acquisition, then the odd-lot holder will become ineligible to participate in the odd-lot offer.

7. MECHANISM

7.1 Odd-lot offer

7.1.1 The odd-lot offer opens for acceptances at 09:00 on Monday, 21 July 2003 and will close at 12:00 on Friday, 5 September 2003. All odd-lot holders will be afforded the opportunity to participate in the odd-lot offer. Odd-lot holders may, up to 12:00 on Friday, 5 September 2003 elect either to:

7.1.1.1 subscribe for a sufficient number of additional shares at the offer price in order to increase their odd-lot holdings to 100 shares ("the purchase alternative"); or

7.1.1.2 sell their odd-lot holdings to Absa at the offer price plus a premium of 5% ("the cash alternative"); or

7.1.1.3 retain their odd-lot holdings.

7.1.2 Absa shall repurchase the odd-lot holdings of the odd-lot holders who elect the cash alternative or who do not make an election at the offer price plus a 5% premium in terms of section 85 of the Companies Act and the Listings Requirements. Any such repurchase will be regarded as a specific repurchase and funded by available cash resources. In terms of the Listings Requirements, shareholders will be asked to grant authority for the potential repurchase of a maximum of 573 026 shares at the offer price plus a 5% premium in terms of special resolution number 2 which is set out in the notice of general meeting included in this circular.

7.1.3 Absa will issue additional shares to those odd-lot holders who elect the purchase alternative, at the offer price, in terms of a specific issue of shares for cash. In terms of the Listings Requirements, shareholders will be asked to grant authority for the potential issue of a maximum of 1 303 466 new shares at the offer price in terms of ordinary resolution number 2 which is set out in the notice of general meeting included in this circular.

7.1.4 **The odd-lot holdings of those odd-lot holders who do not elect either the purchase alternative or to retain their odd-lot holdings, will be acquired by Absa and in the case of certificated odd-lot shareholders their documents of title will have no value after Friday, 5 September 2003, other than to receive the proceeds of the sale of such shares at the offer price plus a 5% premium upon surrender.**

7.1.5 **No interest will be paid on cheques not deposited or amounts held in trust, pending the surrender of documents of title of those odd-lot holders who have not dematerialised their shares.**

7.2 **Election procedure**

7.2.1 Odd-lot holders may elect to participate in the odd-lot offer as described in paragraph 7.1 above. The election by odd-lot holders is irrevocable and may not be withdrawn once exercised.

7.2.2 Odd-lot holders who have not dematerialised their shares should complete the attached form of election (blue) in accordance with the instructions contained therein and return it to the transfer secretaries, to be received by 12:00 on Friday, 5 September 2003. Forms of election sent by post to the transfer secretaries will not be accepted after 12:00 on Friday, 5 September 2003. The form of election must be accompanied by the relevant documents of title in respect of those odd-lot holders who have elected to sell their odd-lot holdings.

7.2.3 Odd-lot holders who have dematerialised their shares must NOT return the form of election (blue) to the transfer secretaries. Instead they must timeously advise their CSDP or stockbroker as to which election they wish to make. This should be done in terms of the agreement entered into between them and the CSDP or stockbroker.

7.2.4 If an odd-lot holder who has not dematerialised his shares has elected the purchase alternative, a cheque or banker's draft in South African currency for the amount required to subscribe for the additional shares at the offer price must accompany the notification of the election. The costs for the sale or subscription of shares in terms of the odd-lot offer (being stamp duty and uncertificated securities tax) will be paid by Absa.

7.2.5 The form of election and, in the case of odd-lot holders electing the purchase alternative, the cheque (crossed and marked "not transferable" and with the "or bearer" deleted) or a banker's draft (drawn on a registered commercial bank) in favour of **"Absa: Odd-lot Offer"** for the amount due (payable in the currency of South Africa) must either be:

lodged by hand with:
Computershare Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001

or posted at the risk of the odd-lot holder to:
Computershare Limited
PO Box 61051
Marshalltown, 2107

so as to reach the transfer secretaries by 12:00 on Friday, 5 September 2003. Forms of election sent by post to the transfer secretaries will not be accepted after 12:00 on Friday, 5 September 2003.

7.2.6 Nominee shareholders must provide the transfer secretaries as soon as possible with a "beneficial shareholders" list, by number of shares and by name, certified as being correct, to allow the transfer secretaries to confirm the number of shares to be issued to or purchased from such nominee shareholders in order to allow beneficial holders to participate in the odd-lot offer.

7.2.7 In the case of odd-lot holders who have not dematerialised their shares, new share certificates reflecting the additional shares purchased will be posted to such odd-lot holder at the risk of such odd-lot holder, by registered post. Cheques or electronic transfers in respect of the sale of odd-lot holdings will be posted or effected, on or about Monday, 8 September 2003 or within five business days of the receipt of documents of title by the transfer secretaries, whichever is the later at the risk of such odd-lot holders. Holders of dematerialised shares will have their accounts with their CSDP or stockbroker credited or debited and updated on or about Monday, 8 September 2003.

7.2.8 No interest will be paid on cheques not deposited or amounts held in trust, pending the surrender of documents of title of those odd-lot holders who have not dematerialised their shares.

7.2.9 Shareholders of holdings of less than 100 shares which arise after the close of business on Friday, 5 September 2003 will not be able to participate in the odd-lot offer.

7.2.10 The JSE has agreed to list the additional shares subscribed for by the odd-lot holders in terms of paragraph 7.1.3 above.

8. SURRENDER PROCEDURE

8.1 Odd-lot holders who have dematerialised their shares do not hold share certificates and consequently there is no surrender procedure applicable to them. Any change as a result of the implementation of the odd-lot offer in the number of shares held by the odd-lot holders who have dematerialised their shares will automatically be recorded in the relevant odd-lot holder's account with the CSDP or stockbroker selected by that odd-lot holder.

8.2 Subject to the implementation of the odd-lot offer, it will be necessary for odd-lot holders who have not dematerialised their shares and who have elected to sell their odd-lot shareholding to submit all existing documents of title under cover of the attached form of surrender (green) to the transfer secretaries. Those odd-lot shareholders who elect to retain their odd-lot holdings or acquire additional shares, should retain their current odd-lot holding share certificates.

8.3 To facilitate the timeous receipt of new share certificates by the odd-lot holders who have not dematerialised their shares and who have elected the purchase alternative, and do not wish to deal in their shares before Friday, 29 August 2003 should indicate their purchase intention by completing the attached form of election (blue) and submitting it to the transfer secretaries.

8.4 All documents of title received by the transfer secretaries by 12:00 on Friday, 5 September 2003 will be processed and new certificates reflecting the additional shares purchased will be despatched, by registered post, on or about Monday, 8 September 2003 at the risk of the odd-lot holders concerned. All documents of title received thereafter will be processed and new certificates reflecting the additional shares purchased in respect of such odd-lot holders who elect the purchase alternative will be despatched, by registered post, at the risk of the odd-lot holders concerned, within five business days of receipt of the existing documents of title. Cheques or electronic transfers in respect of the sale of odd-lot holdings will be posted/electronically transferred to odd-lot holders on or about Monday, 8 September 2003 or within five business days after the surrender of their documents of title, whichever is the later.

8.5 Documents of title received and any monies payable will be held by the transfer secretaries pending the passing of the necessary special and ordinary resolutions at the general meeting and the registration of the special resolutions by the Registrar of Companies. In the event of the odd-lot offer not being implemented for any reason whatsoever, the transfer secretaries will return the documents of title and, if applicable, monies paid by the odd-lot holders concerned, by registered post, within five business days of the date upon which it becomes known that the odd-lot offer will not be implemented, at the risk of such odd-lot holders. No interest will be paid on any cash so held.

8.6 If any documents of title of odd-lot holders who have not dematerialised their shares have been lost or destroyed and the odd-lot holder concerned produces evidence to this effect to the satisfaction of the transfer secretaries, then the transfer secretaries may dispense with the surrender of such existing documents of title against provision of an acceptable indemnity.

8.7 Receipts for the surrender of documents of title of odd-lot holders who have not dematerialised their shares will be issued only on request. In compliance with the requirements of the JSE, lodging agents are requested to prepare special transaction receipts if required.

8.8 **Odd-lot holders who do not make an election and beneficial odd-lot holders who do not timeously instruct their CSDP or stockbroker on their behalf, should note that their odd-lot holdings will be acquired by Absa and, in the case of certificated odd-lot holders, their documents of title will have no value after Friday, 5 September 2003, other than to receive the proceeds of the sale of such shares at the offer price plus a 5% premium upon surrender.**

9. EFFECT ON ABSA'S SHARE CAPITAL

The odd-lot offer, including any new issue of shares or repurchase of shares by Absa pursuant to the odd-lot offer, will have no material effect on Absa's ordinary share capital.

As at 30 June 2003, the maximum number of shares that could be repurchased by Absa in terms of the cash alternative of the odd-lot offer was 573 026 and all shares repurchased will be cancelled in terms of section 85 of the Companies Act. The JSE has agreed to grant a delisting, if necessary, of these shares.

As at 30 June 2003, the maximum number of shares that could be issued by Absa in terms of the purchase alternative of the odd-lot offer was 1 303 466 new shares. The JSE has agreed to grant a listing, if necessary, of these shares.

10. FINANCIAL EFFECTS

The odd-lot offer and the potential specific repurchase of ordinary shares by Absa or the potential issue of new ordinary shares for cash under specific authority by Absa will have no material effect on the earnings and headline earnings per ordinary share, or on the net asset value and tangible net asset value per ordinary share of Absa. The financial effects will be significantly less than 1% in all respects.

11. DIRECTORS' OPINION

Having considered the possible effects of the odd-lot offer, the potential specific repurchase by Absa and issue of ordinary shares for cash by Absa, the opinion of the directors in terms of the Companies Act and the Listings Requirements, is as follows:

11.1 Absa and its subsidiaries will be able, in the ordinary course of business, to pay its debts, as they become due in the ordinary course of business, for a period of 12 months from the date of formal approval of this circular by the JSE;

11.2 the consolidated assets of Absa and its subsidiaries are and will be in excess of the consolidated liabilities of Absa and its subsidiaries for a period of 12 months from the date of formal approval of this circular by the JSE, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 31 March 2003;

11.3 the share capital and consolidated reserves of Absa and its subsidiaries will be adequate for ordinary business purposes for a period of 12 months from the date of formal approval of this circular by the JSE; and

11.4 the working capital of Absa and its subsidiaries will be adequate for ordinary business purposes for a period of 12 months from the date of formal approval of this circular by the JSE.

12. EXCHANGE CONTROL REGULATIONS

The following is a summary of the South African Exchange Control Regulations. If in doubt, shareholders should consult their professional advisers without delay.

12.1 Emigrants from the common monetary area

Cash arising from the sale of odd-lot holdings is not freely transferable from South Africa and must be dealt with in terms of the Exchange Control Regulations. All applications by emigrants from the common monetary area, using blocked rand to purchase sufficient additional shares at the offer price to increase their odd-lot holdings to 100 shares must be made through the South African authorised dealer in foreign exchange controlling the shareholder's blocked assets. A "non-resident" endorsement will be stamped on every new share certificate or share statement issued to a shareholder who is an emigrant from the common monetary area. Certificates or statements will be forwarded to the South African authorised dealer in foreign exchange through whom the payment was made for control in terms of the Exchange Control Regulations, in instances where shares were acquired with blocked rand. As may be applicable, a cheque in respect of cash arising from the sale of odd-lot holdings or a new share certificate or share statement, will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the shareholder's blocked assets.

The attached form of election (blue) and form of surrender (green) makes provision for details of the shareholder's authorised dealer to be given.

All CSDP's and brokers with whom shares have been dematerialised should note that they are required to comply with the South African Exchange Control Regulations set out above.

12.2 All other non-residents of the common monetary area

Cash arising from the sale of odd-lot holdings will, at the election of the non-resident shareholder concerned, be dealt with as follows:

- a cheque for the amount due will be posted or electronically transferred to the authorised bank in South Africa nominated by the shareholder, it being incumbent upon the shareholder to instruct the nominated authorised bank as to the disposal of the amount concerned; or
- a banker's draft for the amount due in the currency of the shareholder's choice will be purchased by Absa on the instruction and at the expense of the shareholder at the rate of exchange ruling at close of business on Friday, 5 September 2003 or the receipt of the instruction, whichever is the later. The draft will be posted to the shareholder in accordance with paragraph 8.4 above. The attached form of election (blue) makes provision for details of the authorised bank concerned to be given.

A "non-resident" endorsement will be stamped on every new share certificate or share statement issued by the transfer secretaries to a shareholder whose registered address is outside the common monetary area. The new share certificate or share statement will be forwarded to the shareholder concerned in accordance with paragraph 8.4 above.

All CSDPs and brokers with whom shares have been dematerialised should note that they are required to comply with the South African Exchange Control Regulations set out above.

12.3 Failure to provide information

If the information regarding South African authorised dealers in foreign exchange and authorised banks is not given in terms of paragraphs 12.1 or 12.2 above, the share certificates or share statements and any cash will be held in trust for the shareholders concerned pending receipt of the necessary information or instruction. No interest will be paid on any cash so held in trust.

13. SHARE PRICE HISTORY

The price history of the shares on the JSE is summarised in Annexure 2 to this circular.

14. **DIRECTORS' RESPONSIBILITY STATEMENT**

The directors, whose names are given on page 9 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular, certify that to the best of their knowledge and belief there are no other facts the omission of which would make any statement false or misleading and that they have made all reasonable enquiries to ascertain such facts.

15. **PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION**

The South African Reserve Bank has approved the proposed amendments to Absa's articles of association, as required by section 56 of the Banks Act.

16. **LITIGATION STATEMENT**

There are no legal or arbitration proceedings which may have, or have had in the past 12 months, a material effect on the financial position of Absa or its subsidiaries. The board is not aware of any such proceedings that are pending or threatened.

17. **MAJOR SHAREHOLDERS**

At 27 June 2003 the following shareholders held, directly or indirectly, 5% or more of the issued share capital of Absa:

Name	Number of shares	Percentage holding
Sanlam Limited and Associates	148 127 347	22,73%
Financial Securities Limited (Remgro)	61 387 729	9,42%
Public Investment Commissioner	54 259 094	8,33%

18. **MATERIAL CHANGES**

Other than the effect of the odd-lot offer as disclosed in this circular, the directors report that no material changes in the assets or liabilities of Absa have taken place since Absa's results for the 12 months ended 31 March 2003.

19. **GENERAL INFORMATION**

19.1 The names and addresses of the directors at the date of this report are as follows:

Independent non-executive directors:

D C Cronjé *(Chairman)*	170 Main Street, Absa Towers East, Johannesburg
D C Brink *(Deputy chairman)*	14 Ballyclare Drive, Ballyclare Place, Bryanston
D C Arnold	32 Mount Street, Bryanston
N B Bam	260 Walker Street, Sunnyside, Pretoria
L Boyd	44 Main Street, Johannesburg
B P Connellan	14 Via Vorino, Villa Torina, 66 Cumberland Road, Bryanston
A S du Plessis	4A Summit Road, Andersen Building, Dunkeld West
G Griffin	78 Brommersvlei, Klaasenbosch Cottage, Cape Town
L N Jonker	Weltevrede Wynlandgoed, PO Box 8, Bonnievale
P du P Kruger	1 Sturdee Avenue, Rosebank
T M G Sexwale	23 Glenhove Road, Melrose Estate
F A Sonn	Cronje Drive, South Gate Office Park, Cape Town
P E I Swartz	KFC Building, Corner 3rd Avenue and Klipfontein, Cape Town

Non-executive director:

T van Wyk	2 Saxon Road, The Court House, Sandhurst

Executive directors:

E R Bosman *(Group chief executive)*	170 Main Street, Absa Towers East, Johannesburg
G R Pardoe *(Deputy Group chief executive)*	170 Main Street, Absa Towers East, Johannesburg
F J du Toit	170 Main Street, Absa Towers East, Johannesburg

19.2 The direct and indirect beneficial holdings and non-beneficial interests of the directors in Absa shares at 31 March are as follows:

	Beneficial						Non-beneficial					
Direct	**2003**	**%**	**2002**	**%**	**2001**	**%**	**2003**	**%**	**2002**	**%**	**2001**	**%**
D C Cronjé	253 942	68,13#	253 943	68,50	483 942†	85,41	–		–		–	
D C Brink	–		–		–		–		–		–	
D C Arnold	–		–		–		–		–		–	
E R Bosman*	72 573	19,47#	72 573	19,58	72 573	12,81	–		–		–	
N B Bam	–		–		–		–		–		–	
L Boyd	8 062	2,16#	8 062	2,17	8 062	1,42	–		–		–	
B P Connellan	–		–		–		–		–		–	
A S du Plessis	–		–		–		–		–		–	
F J du Toit *	34 111	9,15#	34 111	9,20	–		–		–		–	
G Griffin	2 000	0,54#	–		–		–		–		–	
L N Jonker	–		–		–		–		–		–	
P du P Kruger	–		–		–		–		–		–	
G R Pardoe *	–		–		–		–		–		–	
T M G Sexwale	–		–		–		–		–		–	
F A Sonn	–		–		–		–		–		–	
P E I Swartz	2 049	0,55#	2 049	0,55	2 049	0,36	–		–		–	
T van Wyk	–		–		–		–		–		–	
Total direct	**372 737**	**100,00**	**370 738**	**100,00**	**566 626**	**100,00**	–		–		–	

	Beneficial						Non-beneficial					
Indirect	**2003**	**%**	**2002**	**%**	**2001**	**%**	**2003**	**%**	**2002**	**%**	**2001**	**%**
D C Cronjé	–		–		–		–		–		–	
D C Brink	30 900	1,97#	30 900	3,44	30 900	6,0	–		–		–	
D C Arnold	–		–		–		–		–		–	
E R Bosman*†	806 611	51,39#	634 483†	70,72	484 483†	94,0	–		–		–	
N B Bam	–		–		–		–		–		–	
L Boyd	–		–		–		–		–		–	
B P Connellan	600	0,04#	600	0,07	–		–		–		–	
A S du Plessis	–		–		–		4 000	51,2	4 000	56,7	4 000	56,7
F J du Toit *†	318 187	20,28#	228 187†	25,43	–		–		–		–	
G Griffin	–		–		–		–		–		–	
L N Jonker	–		–		–		3 051	39,0	3 051	43,3	3 051	43,3
P du P Kruger	–		–		–		–		–		–	
G R Pardoe *†	410 000	26,13#	–		–		–		–		–	
T M G Sexwale	–		–		–		–		–		–	
F A Sonn	3 000	0,19#	3 000	0,34	–		–		–		–	
P E I Swartz	–		–		–		765	9,8	–		–	
T van Wyk	–		–		–		–		–		–	
Total indirect	**1 569 298**	**100,00**	**897 170**	**100,00**	**515 383**	**100,00**	**7 816**	**100,00**	**7 051**	**100,00**	**7 051**	**100,00**
Total	**1 942 035**		**1 267 908**		**1 082 009**		**7 816**		**7 051**		**7 051**	

*Executive director.

†Includes vested and non-vested options held in terms of the Absa Group Limited Share Incentive Scheme.

#% of direct and indirect holdings held by the respective directors.

There has been no change in the interests of directors since 31 March 2003.

19.3 The authorised share capital of Absa at 31 March 2003 was R1,4 billion divided into 700 million ordinary shares of R2,00 each. The issued share capital at the same date was R1,303 billion divided into 651 546 749 ordinary shares of R2,00 each.

20. **GENERAL MEETING**

20.1 Attached to and forming part of this circular is a notice convening a general meeting of shareholders to be held at the registered office of Absa at 12:15 (or immediately after the conclusion of the annual general meeting which has been convened for 11:45, whichever is the later) on Friday, 22 August 2003, at which meeting, *inter alia*, the special and ordinary resolutions required to implement the odd-lot offer will be proposed for consideration and, if deemed fit, approved with or without modification.

20.2 A form of proxy (white) for use by registered holders of certificated shares and holders of dematerialised shares in their own name who are unable to attend the general meeting and wish to be represented thereat, is included in this circular.

20.3 **Shareholders who have dematerialised their Absa ordinary shares and do not have own-name registration must inform their CSDP or stockbroker of their intention to attend the general meeting and request their CSDP or stockbroker to issue them with the necessary authorisation to attend or provide their CSDP or stockbroker with their voting instructions should they not wish to attend the general meeting in person.**

21. **DOCUMENTS AVAILABLE FOR INSPECTION**

21.1 The memorandum and articles of association of Absa.

21.2 A signed copy of this circular.

21.3 Absa share trust deed.

21.4 Audited annual financial statements for the last three years.

By order of the board

W R Somerville
Group Secretary

Johannesburg
21 July 2003

TRADING COSTS FOR AN ODD-LOT SHAREHOLDER

The table set out below provides in detail:

- the costs that would be incurred by an odd-lot holder were he to sell his odd-lot holding on the JSE; and
- the net proceeds after the sale.

Number of shares held	Value at R37,50	Trading costs (Note 1)				Total costs	Net proceeds (Note 2)	Net proceeds received as percentage of value	Value lost	Number of odd-lot holders per odd-lot category
		Handling	Brokerage	STRATE	Securities Tax (UST) and insider trading levy					
	R	R	R	R	R	R	R	%	%	
10	375,00	114,00	4,28	12,08	0,94	131,30	243,70	**65,0**	35,0	6 806
20	750,00	114,00	8,55	12,08	1,89	136,52	613,48	**81,8**	18,2	2 887
30	1 125,00	114,00	12,83	12,08	2,82	141,73	983,27	**87,4**	12,6	1 935
40	1 500,00	114,00	17,10	12,08	3,77	146,95	1 353,05	**90,2**	9,8	1 398
50	1 875,00	114,00	21,38	12,08	4,70	152,16	1 722,84	**91,9**	8,1	834
60	2 250,00	114,00	25,65	12,08	5,65	157,38	2 092,62	**93,0**	7,0	1 124
70	2 625,00	114,00	29,93	12,08	6,58	162,59	2 462,41	**93,8**	6,2	1 135
80	3 000,00	114,00	34,20	12,08	7,53	167,81	2 832,19	**94,4**	5,6	997
90	3 375,00	114,00	38,48	12,08	8,47	173,03	3 201,97	**94,9**	5,1	603
99	3 712,50	114,00	42,32	12,08	9,32	177,72	3 534,78	**95,2**	4,8	1 043
										18 762

Note 1: Trading costs in accordance with Absa Stockbrokers (Pty) Ltd tariffs –
- basic handling charge per trade of R100,00 plus VAT = R114,00;
- brokerage charge per trade of 1% plus VAT = 1,14%;
- Strate cost per trade of R10,60 plus VAT = R12.08;
- securities tax of 0,25% of the value of the trade;
- insider trading levy of 0,00075% plus VAT = 0,000855%.

Note 2: Represents the net proceeds if an odd-lot holder were to sell his shares in the market, i.e. without the benefit of taking up the Absa offer.

PRICE HISTORY OF ABSA SHARES ON THE JSE

DATE		High (cents)	Low (cents)	Close (cents)	Volume
Quarter ended					
2000	31 March	2 731	2 616	2 666	978 274
	30 June	2 456	2 379	2 422	1 127 136
	30 September	2 755	2 701	2 734	806 343
	31 December	2 602	2 527	2 566	836 963
2001	31 March	3 185	3 094	3 148	1 185 777
	30 June	3 487	3 394	3 446	1 501 089
	30 September	3 854	3 759	3 816	849 356
	31 December	3 552	3 449	3 500	1 631 185
2002	31 March	2 923	2 803	2 858	1 935 835
	30 June	3 277	3 161	3 225	1 578 453
	30 September	2 935	2 838	2 889	1 912 966
	31 December	3 303	3 206	3 260	1 656 510
Month ended					
2002	31 July	3 103	2 989	3 045	1 812 687
	31 August	2 814	2 733	2 771	1 831 882
	30 September	2 868	2 744	2 832	2 113 425
	31 October	3 085	3 011	3 052	1 325 430
	30 November	3 466	3 342	3 423	2 006 464
	31 December	3 389	3 292	3 333	1 670 500
2003	31 January	3 389	3 303	3 357	1 633 640
	28 February	3 383	3 321	3 355	1 791 157
	31 March	3 155	3 076	3 110	2 194 840
	30 April	3 137	3 081	3 112	2 182 367
	31 May	3 270	3 192	3 238	1 989 563
	30 June	3 542	3 447	3 496	1 289 904
Daily					
2003	1 July	3 525	3 475	3 475	1 252 301
	2 July	3 580	3 520	3 575	2 925 446
	3 July	3 700	3 575	3 670	2 746 207
	4 July	3 715	3 630	3 659	2 182 014
	7 July	3 715	3 650	3 710	3 081 499
	8 July	3 800	3 710	3 800	2 671 803
	9 July	3 790	3 730	3 736	1 047 199
	10 July	3 725	3 640	3 675	410 408
	11 July	3 700	3 620	3 700	521 182
	14 July	3 785	3 700	3 750	1 465 653
	15 July	3 781	3 725	3 750	915 863



Absa Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE code: ASA) (Issuer code: AMAGB)
(ISIN: ZAE 000013389)
("Absa" or "the company")

NOTICE OF GENERAL MEETING

Board of directors

Independent non-executive directors:

D C Cronjé *(Chairman)*
D C Brink *(Deputy chairman)*
D C Arnold
N B Bam
L Boyd
B P Connellan
A S du Plessis
G Griffin
L N Jonker
P du P Kruger
T M G Sexwale
F A Sonn
P E I Swartz

Non-executive director:

T van Wyk

Executive directors:

E R Bosman *(Group chief executive)*
G R Pardoe *(Deputy group chief executive)*
F J du Toit

Group Secretary:

W R Somerville

Notice is hereby given that a general meeting of ordinary shareholders of Absa will be held at PW Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg at 12:15 (or immediately after the conclusion of the annual general meeting of Absa convened for 11:45, whichever is the later) on Friday, 22 August 2003, for the purpose of considering, and if deemed fit, passing, with or without modification, the following special and ordinary resolutions:

1. **SPECIAL RESOLUTION NUMBER 1**

"RESOLVED AS A SPECIAL RESOLUTION THAT:

subject to the approval of the Registrar of Banks and the Listings Division of the JSE Securities Exchange South Africa, the articles of association of the company be and are hereby amended by the inclusion of the following new article 173:

"173 ODD-LOT OFFERS

If, upon the implementation of any odd-lot offer made by the company in accordance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), there are members who hold less than 100 ordinary shares in the company or members who hold less than 100 ordinary shares on behalf of a person who owns the beneficial interest in such shares ("odd-lots"), then unless such members have either elected to retain their odd-lots, to sell their odd-lots or to increase their odd-lots to holdings of 100 ordinary shares in accordance with the terms of the odd-lot offer made by the company, such members shall be deemed to have agreed to sell their odd-lot holdings and the directors shall with the approval of any ordinary resolution of members passed at any general meeting of the company, be entitled to cause the odd-lots of such members to be sold on behalf of such members on such basis as the directors may determine and the company shall account to such members for the proceeds attributable to them pursuant to the sale of such odd-lots." "

Reason for and effect of special resolution number 1

The reason for special resolution number 1 is to provide a mechanism to facilitate the reduction in the number of ordinary registered shareholders holding in aggregate less than 100 ordinary shares in the company and the number of holders of beneficial interests holding in aggregate less than 100 ordinary shares in the company in an equitable manner by making provision for odd-lot holders who do not accept the odd-lot offer to be deemed to have agreed to sell their odd-lot holdings. The effect of the special resolution is to amend the company's articles of association accordingly.

2. **SPECIAL RESOLUTION NUMBER 2**

"RESOLVED AS A SPECIAL RESOLUTION THAT:

subject to the approval of the Registrar of Banks the company be and is hereby authorised as a specific approval, in terms of section 85 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), and in terms of the Listings Requirements of the JSE, to repurchase, at the offer price, being the volume weighted average traded price of Absa ordinary shares on the JSE over the five trading days commencing on Friday, 15 August 2003 and ending on Thursday, 21 August 2003 plus a 5% premium, the ordinary shares of those odd-lot holders who elect pursuant to the odd-lot offer the details of which are contained in the circular to shareholders dated 21 July 2003 to sell their odd-lot holding to the company or who do not make an election, which ordinary shares will be cancelled, delisted and restored to the status of authorised ordinary shares."

The approval of a 75% majority of the votes cast by the shareholders (excluding any shareholder and its associates which are participating in the repurchase) present or represented by proxy at the general meeting is required for special resolution number 2 to be effective.

Reason for and effect of special resolution number 2

The reason for and effect of special resolution number 2 is to authorise the company to make the repurchases of Absa ordinary shares in terms of the odd-lot offer contained in the circular to shareholders dated 21 July 2003.

3. **ORDINARY RESOLUTION NUMBER 1**

"RESOLVED AS AN ORDINARY RESOLUTION THAT:

subject to the passing and registration of special resolution number 1 the directors are hereby authorised and empowered, to make and implement an odd-lot offer to shareholders holding less than 100 ordinary shares in the company at the close of business on Friday, 5 September 2003 according to the terms and conditions of the odd-lot offer contained in the circular dated 21 July 2003 which has been approved by the JSE and is tabled at this general meeting."

4. **ORDINARY RESOLUTION NUMBER 2**

"RESOLVED AS AN ORDINARY RESOLUTION THAT:

the directors be and are hereby authorised to allot and issue as a specific authority, in terms of section 221 of the Companies Act, at the offer price, being the volume weighted average traded price of the ordinary shares on the JSE over the five trading days commencing on Friday, 15 August 2003 and ending on Thursday, 21 August 2003 such number of ordinary shares of R2,00 each in the capital of the company as may be necessary to satisfy the ordinary shares required by those odd-lot holders who, pursuant to the odd-lot offer contained in the circular to shareholders dated 21 July 2003 ("the odd-lot offer"), elect to increase their holdings to 100 ordinary shares."

The approval of a 75% majority of the votes cast by the shareholders (excluding any shareholders and their associates participating in the specific issue for cash) present or represented by proxy at the general meeting is required for this ordinary resolution to be effective.

5. **ORDINARY RESOLUTION NUMBER 3**

"RESOLVED AS AN ORDINARY RESOLUTION THAT:

any director or officer of the company be and is hereby authorised to take all such steps and sign all such documents as are necessary to give effect to the resolutions passed at this general meeting."

VOTING AND PROXIES

On a show of hands, every member present in person or by proxy at the general meeting shall have only one vote and a proxy shall have only one vote, irrespective of how many members he represents. On a poll every member present in person or by proxy shall have one vote for every share held by such member.

A member entitled to attend and vote at the general meeting may appoint a proxy or proxies to attend and speak and vote in his/her stead. A proxy need not be a member of the company.

Registered holders of certificated Absa ordinary shares and holders of dematerialised Absa ordinary share in their own name who are unable to attend the general meeting and who wish to be represented at the general meeting, must complete and return the attached form of proxy (white) in accordance with the instructions contained therein so as to be received by the transfer secretaries, Computershare Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 12:15 on Wednesday, 20 August 2003.

Dematerialised shareholders who do not have own name registration and who wish to attend the general meeting, have to contact their Central Securities Depository Participant ("CSDP") or stockbroker who will furnish them with the necessary authority to attend the general meeting, or they must instruct their CSDP or stockbroker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholder and the CSDP or broker.

By order of the board

W R Somerville
Group Secretary

Johannesburg
21 July 2003

PRINTED BY INCE (PTY) LTD



Absa Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE code: ASA) (Issuer code: AMAGB)
(ISIN: ZAE 000013389)
("Absa")

FORM OF PROXY

For the use of shareholders registered as such, and who have not dematerialised their Absa ordinary shares or hold dematerialised Absa ordinary shares in their own name, at the general meeting to be held at Absa, PW Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg on Friday, 22 August 2003 at 12:15 (or immediately after the conclusion of the annual general meeting convened for 11:45, whichever is the later) ("the general meeting").

Shareholders who have dematerialised their Absa ordinary shares and do not have own-name registration must inform their CSDP or stockbroker of their intention to attend the general meeting and request their CSDP or stockbroker to issue them with the necessary authorisation to attend or provide their Central Securities Depository Participant ("CSDP") or stockbroker with their voting instructions should they not wish to attend the general meeting in person. Such shareholders must not return this form of proxy to the transfer secretaries.

I/We (BLOCK LETTERS please) ____________________

of ____________________

Telephone (work) (   ) ____________ (home) (   ) ____________

being the holder(s) of [   ] ordinary shares in Absa, hereby appoint (see note 1)

1. ____________________ or failing him/her,

2. ____________________ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend and speak and vote for me/us on my/our behalf at the general meeting which will be held for the purpose of consideration and, if deemed fit, passing with or without modification, the special and ordinary resolutions to be proposed at the general meeting and at each adjournment of the general meeting and to vote for or against such resolutions or to abstain from voting in respect of the shares in the issued ordinary share capital of Absa registered in my/or name/s, in accordance with the following instructions (see note 2):

	Insert an X or the number of shares (see note 2)		
	For*	**Against***	**Abstain***
1. Special resolution number 1			
2. Special resolution number 2			
3. Ordinary resolution number 1			
4. Ordinary resolution number 2			
5. Ordinary resolution number 3			

Insert an "X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in Absa, insert the number of shares held in respect of which you desire to vote (see note 2).

Signed at ____________ on ____________ 2003

Signature ____________________

Assisted by me (where applicable) ____________________

Each member is entitled to appoint one or more proxies (who need not be a member/s of Absa) to attend, speak and vote in place of that member at the general meeting.

Please read the notes on the reverse side of this form of proxy.

Notes:

1. A shareholder may insert the name of a proxy or the names of one alternative proxy of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion must be signed in full by the shareholder. The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. Please insert an "X" in the relevant space according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in Absa, insert the number of ordinary shares held in respect of which you wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the general meeting. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast in respect of which abstention is recorded may not exceed the total number of the votes exercisable by the shareholder or by his/her proxy.
3. Forms of proxy must be received by the South African transfer secretaries, Computershare Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), by no later than 12:15 on Wednesday, 20 August 2003.
4. Where there are joint holders of any Absa ordinary shares, only that holder whose name appears first in the register in respect of such ordinary shares needs to sign this form of proxy.
5. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person at the general meeting to the exclusion of any proxy appointed in terms of this form of proxy.
6. Any alterations or corrections to this form of proxy must be signed in full and not initialled.
7. If this form of proxy is signed under a power of attorney, then such power of attorney, or a notarially certified copy thereof must be sent with this form of proxy for noting (unless it has already been noted by the transfer secretaries).
8. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.
9. The chairman of the general meeting may accept any form of proxy which is completed other than in accordance with these notes, if the chairman is satisfied as to the manner in which the shareholder wishes to vote.
10. Shareholders who have dematerialised their Absa ordinary shares, other than holders of dematerialised Absa ordinary shares in their own name, must inform their CSDP or stockbroker of their intention to attend the general meeting and request their CSDP or stockbroker to issue them with the necessary authorisation to attend the general meeting or to provide their CSDP or stockbroker with their voting instructions should they not wish to attend the general meeting in person.



Absa Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE code: ASA) (Issuer code: AMAGB)
(ISIN: ZAE 000013389)
("Absa")

FORM OF ELECTION

For completion by odd-lot holders registered as such who have not dematerialised their Absa ordinary shares.

Expressions used in this form of election shall, unless the context requires otherwise, bear the same meanings as in the circular to shareholders dated 21 July 2003.

Instructions

1 Odd-lot holders registered as such who have not dematerialised their Absa ordinary shares and who wish to make an election in terms of the odd-lot offer should complete the details below in accordance with the instructions herein contained and lodge this form of election, together with all documents of title and the form of surrender (green) (if applicable), with the transfer secretaries, at the address set out below, so as to be received by no later than 12:00 on Friday, 5 September 2003. Forms of election sent by post to the transfer secretaries will not be accepted after 12:00 on Friday, 5 September 2003:

Computershare Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107).

2. **Odd-lot shareholders who have dematerialised their Absa ordinary shares should advise their CSDP or stockbroker as to what action they wish to take in terms of the agreement entered into between them and their CSDP or stockbroker. Such odd-lot holders must NOT return this form of election to the transfer secretaries.**

3. **Certificated odd-lot holders who do not complete and return this form of election by 12:00 on Friday, 5 September 2003 should note that their odd-lot holdings will be acquired by Absa at the offer price plus a 5% premium.**

PART 1 – Election in terms of the odd-lot offer

Indicate by means of an "X" the option elected.

OPTION A

Sale of [   ] Absa ordinary shares to Absa at the offer price* plus a 5% premium, for a total of **R** [   ]
Please complete the attached form of surrender (green) if this option is selected

OPTION B

Subscription for [   ] Absa ordinary shares from Absa at the offer price* for a total of **R** [   ]

OPTION C

Retain [   ] Absa ordinary shares.

*The offer price will be determined in accordance with paragraph 3 of the circular to which this form of election is attached. The offer price will be announced on SENS on Thursday, 21 August 2003 and published in the South African press on Friday, 22 August 2003.

If option A is elected

I/We hereby instruct you to post the cheque or effect the electronic transfer representing the proceeds of the sale of my/our odd-lot holdings by post or electronic banking at my/our risk, to the address or account given below. Where no address or account is specified, I/we confirm that payment will be posted or transferred to my/our address or account as reflected in the share register of Absa.

If option B is elected

I/We enclose a cheque/banker's draft in South African currency in favour of **"Absa: Odd-lot Offer"** (cash or postal orders are not acceptable) for the applicable amount set out above. I/We hereby instruct you to post the share certificate reflecting the increased number of shares purchased at my/our risk, by registered post, in respect of the Absa ordinary shares subscribed, to the address given below. Where no address is specified, I/we confirm that the share certificate will be posted to my/our address as reflected in the share register of Absa.

If option C is elected

I/We hereby confirm that I/we wish to retain my/our Absa ordinary shares.

Signature of odd-lot holder:	***Stamp and address of agent lodging this form (if any)***
Assisted by me: (if applicable)	
Title:	
Surname:	
First names:	
Date	
Telephone number (Home) ( )	
Telephone number (Work) ( )	
Cellphone number	
Postal address	
Electronic transfer information	
Account name	
Name of bank	
Branch number	
Bank account number	
Type of account (cheque/savings)	

PART 2 – To be completed by all emigrants from and non-residents of the common monetary area

Name of authorised dealer/bank:
Address:
Account number:

Notes:

1. This form is to be used by registered odd-lot holders who have not dematerialised their Absa ordinary shares and who are recorded in the register at the close of business on Friday, 5 September 2003.
2. Odd-lot holders who have elected Option A or who have not made an election by 12:00 on Friday, 5 September 2003 will have the cheques or the electronic transfers, representing the proceeds of the sale of their odd-lot holdings, posted or effected, at the risk of such odd-lot holders, by registered post or electronic banking from Monday, 8 September 2003 or within five business days after surrender of their documents of title, whichever is the later.
3. Odd-lot holders who have elected Option B will have new share certificates reflecting the additional number of shares purchased posted, at the risk of such odd-lot holders, by registered post, on or about Monday, 8 September 2003. Odd-lot shareholders who have elected Option B are reminded to retain their existing odd-lot holding share certificates and NOT to surrender these documents.
4. Part 2 of this form of election must be completed by all odd-lot holders who elect Option A or Option B and who are emigrants from or non-residents of the common monetary area.
5. Any alteration to this form of election must be signed in full and not initialled.
6. If this form of election is signed under a power of attorney, then such power of attorney, or a notarially certified copy thereof, must be sent with this form of election for noting (unless it has already been noted by the transfer secretaries).
7. Where the member is a company or a close corporation, unless it has already been registered with the transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of election must be submitted if so requested by the transfer secretaries.
8. Note 7 above does not apply in the event of this form of election bearing the stamp of a broking member of the JSE.
9. Where there are joint holders of any Absa ordinary shares, only that holder whose name appears first in the register in respect of such ordinary shares need sign this form of election.



Absa Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE code: ASA) (Issuer code: AMAGB)
(ISIN: ZAE 000013389)
("Absa")

FORM OF SURRENDER

For completion by odd-lot holders registered as such who have not dematerialised their Absa ordinary shares and who elect to dispose of their existing shareholding.

Expressions used in this form of surrender shall, unless the context requires otherwise, bear the same meanings as in the circular to ordinary shareholders dated 21 July 2003.

Instructions

1. This form of surrender must be completed by odd-lot holders who have not dematerialised their Absa ordinary shares and who elect to sell their odd-lot holdings. If this form of surrender is returned with the relevant documents of title before the odd-lot offer is implemented, it will be treated as a conditional surrender which is made subject to the odd-lot offer (details of which are set out in the circular to which this form is attached) being implemented. In the event of the odd-lot offer not being implemented for any reason whatsoever, the transfer secretaries will, within five business days of the date upon which it becomes known that the odd-lot offer will not be implemented, return the documents of title to the odd-lot holders concerned by registered post at the risk of such odd-lot holders.

2. Additional forms of surrender may be obtained from the transfer secretaries at the applicable addresses set out below.

3. Cheques or electronic transfers in respect of the sale of odd-lot holdings will be posted/electronically transferred to odd-lot holders on or about Monday, 8 September 2003 or within five business days after the surrender of their documents of title, whichever is the later.

4. Odd-lot holders should complete the details below in accordance with the instructions herein contained and lodge this form of surrender, together with all documents of title and the attached form of election, with the transfer secretaries, at the address set out below, so as to be received by not later than 12:00 on Friday, 5 September 2003.

   Computershare Limited
   Ground Floor
   70 Marshall Street
   Johannesburg, 2001
   (PO Box 61051, Marshalltown, 2107)

I/We surrender and enclose, at my/our risk, the undermentioned documents of title.

Documents of title

Certificate numbers	Number of ordinary shares covered by each certificate
Total	

Signature of odd-lot holder	Stamp and address of agent lodging this form (if any)
Assisted by me (if applicable)	
Title:	
Surname:	
First names:	
Date:	
Telephone number (home): ( )	
Telephone number (work): ( )	
Cellphone number:	
Postal address:	

PART 2 – To be completed by all emigrants from and non-residents of the common monetary area

Name of authorised dealer/bank:
Address:
Account number:

Notes:

1. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE Securities Exchange South Africa ("JSE"), lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.
2. Any alteration to this form of surrender must be signed in full and not initialled.
3. If this form of surrender is signed under a power of attorney, then such power of attorney, or a notarially certified copy thereof, must be sent with this form for noting (unless it has already been noted by the transfer secretaries).
4. Where the odd-lot holder is a company or a close corporation, unless it has already been registered with the transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of surrender must be submitted if so requested by the transfer secretaries.
5. Note 4 above does not apply in the event of this form of surrender bearing the stamp of a broking member of the JSE.
6. Where there are joint holders of any Absa ordinary shares, only that holder whose name appears first in the register in respect of such ordinary shares need sign this form of surrender.